Exhibit 10.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

HI HOLDINGS PLAYA B.V.,

AS SELLER PARENT,

TURQUOISE TOPCO LIMITED,

AS PURCHASER,

AND

HYATT CORPORATION

(solely for the purposes set forth herein)

DATED AS OF JUNE 29, 2025

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7.8	Consulting Fees and Brokerage Commissions	69
7.9	Playa Credit Agreement Liens	69
7.10	Financing Cooperation	70
7.11	Debt Financing Sources	71
7.12	Post-Closing Cooperation	76
7.13	Books and Records	77
7.14	Assignment by Purchaser	77
7.15	Derivative Contracts	77
7.16	Certain Bonuses	77

Article VIII CONDITIONS PRECEDENT		78

8.1	Conditions Precedent to the Obligations of Both Seller Parent and Purchaser	78
8.2	Additional Conditions to Purchaser’s Obligations	78
8.3	Additional Conditions to Seller Parent’s Obligations	79
8.4	Frustration of Closing Conditions	80

Article IX CLOSING		80

9.1	Closing Date	80
9.2	Closing Escrow	80
9.3	Closing Deliveries	81
9.4	Post-Closing Actions.	82

Article X PRORATIONS AND EXPENSES		83

10.1	Prorations	83
10.2	Transaction Costs	92

Article XI TRANSITION PROCEDURES		93

11.1	Closing Statement	93
11.2	Safe Deposit Boxes	94
11.3	Baggage	94

Article XII DEFAULT AND REMEDIES		95

12.1	Seller Parent’s Default	95
12.2	Purchaser’s Default	96
12.3	Outside Date Termination	97

Article XIII CASUALTY; CONDEMNATION		98

13.1	Casualty	98
13.2	Condemnation	98

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Article XIV MISCELLANEOUS PROVISIONS	98

14.1	Notices	98
14.2	Time Is of the Essence	100
14.3	Assignment	100
14.4	Successors and Assigns; Third Party Beneficiaries	100
14.5	Prevailing Party	100
14.6	No Recordation	101
14.7	Rules of Construction	101
14.8	Governing Law; Severability; Venue	101
14.9	Dispute Resolution	102
14.10	WAIVER OF TRIAL BY JURY	103
14.11	Incorporation of Exhibits and Schedules	103
14.12	Schedules and Updates of Schedules	103
14.13	Entire Agreement; Amendments to Agreement	104
14.14	Facsimile or Electronic Transmission; Counterparts	104
14.15	Waiver of Special Damages	104
14.16	Survival	104
14.17	Specific Performance.	104
14.18	Non-Recourse	105
14.19	Seller Guaranty	106

LIST OF EXHIBITS
Exhibit A	Restructuring Step Plan
Exhibit B	Form of Seller Closing Certificate
Exhibit C	Form of Purchaser Closing Certificate
Exhibit D	Form of Instrument of Transfer of Netherlands Shares

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 29th day of June, 2025 (the “Effective Date”), by and among HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), organized under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 58075550 (“Seller Parent”), Turquoise Topco Limited, a company incorporated in Jersey (“Purchaser”), and, solely with respect to Section 14.9, Hyatt Corporation, a Delaware corporation (“Seller Guarantor”). Seller Parent, Seller Guarantor and Purchaser are sometimes referred to herein individually as a “Party”, and collectively as the “Parties”.

WHEREAS, on June 17, 2025, Seller Parent indirectly acquired, among other assets, ownership of each of Seller, Transferco and the Target Entities (such acquisition, the “Playa Acquisition”) through the indirect acquisition of Playa Hotels & Resorts N.V. (or its legal successor, the “Playa Seller”), pursuant to that certain Purchase Agreement dated as of February 9, 2025 (as amended, modified, supplemented or restated from time to time, the “Playa Purchase Agreement”);

WHEREAS, the ownership of the outstanding shares and equity interests (partes sociales) in the Target Entities as of the Effective Date is shown on Schedule I attached hereto;

WHEREAS, certain of the Target Entities own, as applicable, the hotel listed next to the applicable Target Entity’s name on Schedule II attached hereto (individually or collectively as the context may require, the “Hotel” or “Hotels” and, together with all owned real property and improvements, the “Owned Real Property”);

WHEREAS, each Target Entity that owns a Hotel is currently party to a Management Agreement as set forth next to the Hotel’s name on Schedule II attached hereto with the corresponding operator entity set forth next to the Hotel’s name on Schedule II (individually or collectively as the context may require “Existing Manager” or “Existing Managers”) (each, an “Existing Management Agreement”), which Existing Management Agreements set forth, among other things, the terms by which each Existing Manager manages and operates the applicable Hotel;

WHEREAS, prior to Closing, Seller Parent will cause its subsidiaries to engage in a series of transactions described in the Restructuring Step Plan (collectively, the “Restructuring”) and following consummation of the Restructuring, (i) Seller will directly own one hundred percent (100%) of the outstanding shares and equity interests in Transferco (the “Transferco Shares”) and (ii) Transferco will directly or indirectly own one hundred percent (100%) of the outstanding shares and equity interests (partes sociales) of the Target Entities;

WHEREAS, following consummation of the Restructuring, Seller Parent desires to cause Seller to sell and transfer to Purchaser all of Seller’s rights, title and interest in the Transferco Shares, and Purchaser desires to purchase from Seller all of Seller’s rights, title, interest and obligations in, to and under the Transferco Shares, all on the terms and subject to the conditions set forth herein;

WHEREAS, as a result of the Transaction, upon the Closing, Purchaser will directly and indirectly own one hundred percent (100%) of the Target Entities;

WHEREAS, concurrently with the execution of this Agreement, Purchaser and Seller Parent are entering into a letter agreement regarding certain post-Closing arrangements and conditions to Closing (the “Side Letter”), which Side Letter requires Purchaser, Seller Parent and certain other Persons to enter into certain Contracts as of the Closing; and

WHEREAS, as a condition and material inducement to Seller Parent’s willingness to enter into this Agreement and consummate the Transaction, concurrently with the execution and delivery of this Agreement, Purchaser has delivered to Seller Parent true and correct copies of (a) the Equity Commitment Letters (as defined herein), in each case, duly executed by Purchaser and each of the applicable Equity Financing Sources (as defined below) and (b) limited guarantees in respect of certain of Purchaser’s obligations hereunder on the terms and subject to the conditions set forth therein (the “Limited Guarantees”), in each case, duly executed by Seller Parent and each of the applicable Equity Financing Sources.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I
DEFINITIONS

1.1            Definitions. In addition to the terms defined above in the introduction and recitals to this Agreement, the following terms when used in this Agreement shall have the meanings set forth in this Section 1.1.

“125% Adjustment Threshold” has the meaning set forth in Section 10.1.12.

“75% Adjustment Threshold” has the meaning set forth in Section 10.1.12.

“Access Agreement” means that certain Limited Property Access Agreement, dated as of May 15, 2025, effective January 15, 2025, by and between Tortuga SE, S.A. de C.V. and Hyatt Hotels Corporation, as may be amended, modified, supplemented or restated from time to time.

“Accounts Receivable” means all amounts which the Target Entities or any Affiliates thereof (or Existing Manager on behalf of the Target Entities) are entitled to receive from the Business which are not paid as of the Closing, including, without limitation, charges for the use or occupancy of any guest, conference or banquet rooms or other facilities at the Hotel, any restaurant, bar or banquet services, or any other goods or services provided by or on behalf of the Target Entities at the Hotel, but expressly excluding all items of income otherwise prorated pursuant to Section 10.1.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether or not brought, conducted, tried or heard by or before any Governmental Authority).

“Actual CapEx Spend” has the meaning set forth in Section 10.1.12.

“Affiliate” means, with respect to the Person in question, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such Person. For the purposes of this definition, the term “control” (including the correlative terms “controls”, “controlled by”, and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question, whether by the ownership of voting securities, contract or otherwise.

“Agreed Value” has the meaning set forth in Section 3.1.

“Agreement” has the meaning set forth in the introductory paragraph.

“Alcoholic Inventory” means the inventory of unopened alcoholic beverages at the Hotel.

“Allocation” has the meaning set forth in Section 3.4.

“Alltra PDC Property” has the meaning set forth in Section 3.5.

“Alternative Financing” has the meaning set forth in Section 7.10(c).

“Anti-Corruption Laws” means all Applicable Laws dealing with bribery or corruption, including, to the extent applicable to a Person, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, any law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, the Mexican General Law of Administrative Responsibilities (Ley General de Responsabilidades Administrativas) and the Mexican criminal codes.

“Anti-Money Laundering and Anti-Terrorism Laws” has the meaning set forth in Section 6.4.7.

“Antitrust Investigation” has the meaning set forth in Section 7.7(c).

“Antitrust Laws” means the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other Applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Applicable Laws of any jurisdiction other than Mexico.

“Applicable Law” means all statutes, laws, common law, rules (including, without limitation, official Mexican standards (normas oficiales mexicanas) and Mexican standards (normas mexicanas)), regulations, ordinances, codes or other legal requirements of any Governmental Authority, and similar quasi-governmental agencies or entities, and any judgment, injunction, order, directive, decree or other judicial or regulatory requirement of any court or Governmental Authority of competent jurisdiction affecting or relating to the Person or property in question.

“Arbitration Award” has the meaning set forth in Section 14.9.1(e).

“Audit Authority” has the meaning set forth in Section 10.1.18(b).

“Audit Deposit” has the meaning set forth in Section 10.1.18(b).

“Basket” has the meaning set forth in Section 6.3.1(a).

“Bonus Payment” has the meaning set forth in Section 7.16.

“Bonus Plan” has the meaning set forth in Section 7.16.

“Bonus Recipient” has the meaning set forth in Section 7.16.

“Bookings” means all bookings and reservations for guest, conference and banquet rooms or other facilities at the Hotels as of the Closing, together with all deposits then held by the Target Entities, Existing Manager (to the extent held by Existing Manager on behalf of the Target Entities) or any Affiliate thereof with respect thereto.

“Business” means the lodging business and all activities related thereto conducted at the Hotels, including, without limitation, (i) the rental of any guest, conference or banquet rooms or other facilities at the Hotels, (ii) the operation of any restaurant, casino, bar or banquet services, together with all other goods and services provided at the Hotels, (iii) the rental of any commercial or retail space to tenants at the Hotels, (iv) the maintenance and repair of the Hotels, and (v) the payment of all costs and expenses related to the Hotels including payment of Taxes.

“Business Day” means any day other than a Saturday, Sunday or federal or statutory holiday in the United States, Mexico, Jamaica, the Netherlands or the Dominican Republic.

“Cap” has the meaning set forth in Section 6.3.1(a).

“CapEx Budget” has the meaning set forth in Section 7.2.2(e).

“CapEx Work” has the meaning set forth in Section 7.2.2(e).

“CapEx Work Schedule” has the meaning set forth in Section 7.2.2(e).

“Carved Out Matters” has the meaning set forth in Section 6.3.1(a).

“Casualty” has the meaning set forth in Section 13.1.

“CIT Fiscal Unity” means the fiscal unity (fiscale eenheid) for Dutch corporate income tax (vennootschapsbelasting) purposes pursuant to Section 15 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) between, as of the Effective Date, Transferco as parent company, Playa H&R Holdings B.V., Playa Rivera Maya B.V., Playa Romana Mar B.V. and Playa Dominican Resort B.V.

“CIT Fiscal Unity Separation Date” means the date on which Playa H&R Holdings B.V. and Playa Riviera Maya B.V. cease to be a member of the CIT Fiscal Unity.

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Documents” has the meaning set forth in Section 9.2.

“Closing Escrow” has the meaning set forth in Section 9.2.

“Closing Escrow Agreement” has the meaning set forth in Section 9.2.

“Closing Statement” has the meaning set forth in Section 11.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 6.4.8(b).

“Company Plan” means (i) each employee benefit plan (as defined in Section 3(3) of ERISA or any similar plan subject to Applicable Laws of a jurisdiction outside of the United States), (ii) each employment, consulting or other service agreement or arrangement and (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, stock option, restricted stock or other incentive or compensatory equity or equity-based, savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit or other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation, benefits or perquisites to any current or former Target Entity Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by any Target Entity, or under which any Target Entity has any liability or obligation (whether fixed or contingent), in each case other than any such plan or agreement that is statutorily mandated and is implemented, administered or operated by any Governmental Authority.

“Company Related Party” has the meaning set forth in Section 7.11(a).

“Condemnation” has the meaning set forth in Section 13.2.

“Confidential Information” has the meaning set forth in Section 7.1.1(a).

“Confidentiality Agreement” has the meaning set forth in Section 7.1.1(a).

“Contract” means all contracts, notes, bonds, mortgages, loans, indentures, guarantees, legally binding letters of intent, purchase orders, legally binding memoranda of understanding, legally binding agreements, legally binding arrangements, leases and subleases (including leases and subleases of real property), licenses, legally binding commitments and other legally binding undertakings.

“Contracting Parties” has the meaning set forth in Section 14.18.

“Covered Tax Contest” means the Tax Contests set forth on Schedule 1.1X.

“Cut-Off Time” has the meaning set forth in Section 10.1.

“Data Site” means electronic data room entitled “Turquoise” hosted by Datasite in connection with the Transaction.

“DD Imputation Date” has the meaning set forth in the definition of Knowledge.

“Debt Commitment Letter” has the meaning set forth in Section 6.4.8(a).

“Debt Documents” has the meaning set forth in Section 7.10(c).

“Debt Financing” has the meaning set forth in Section 7.10(a).

“Debt Financing Sources” means, in their respective capacities as such, the financial institutions, lenders, agents and arrangers of any Debt Financing, including any such Persons party to any joinder agreements or credit agreements relating thereto, together with Affiliates and representatives of the foregoing as well as the successors and permitted assigns of the foregoing.

“Debt Financing Sources Related Parties” means the Debt Financing Sources and their respective Affiliates and such Debt Financing Sources’ (and their respective Affiliates’) directors, officers, employees, controlling persons, agents, advisors, attorneys and successors of each of the foregoing.

“Derivative Contracts” has the meaning set forth in Section 7.15.

“DGII” means the Tax Authority in the Dominican Republic known as Dirección General de Impuestos Internos.

“Dispute” has the meaning set forth in Section 14.9.

“Dispute Information” has the meaning set forth in Section 14.9.2.

“DR Branch Values” has the meaning set forth in Section 7.1.2(f)(ii).

“DR Branches” has the meaning set forth in Section 7.1.2(f)(ii).

“Earnout Schedule” has the meaning set forth in the Shareholders’ Agreement attached to the Side Letter as Exhibit J thereto.

“Economic Sanctions/Trade Laws” means all Applicable Laws relating to the importation of goods, export controls and trade embargoes, and economic and financial sanctions (including those related to Sanctions Targets) administered or enforced by the United States, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom. For the avoidance of doubt, Economic Sanctions/Trade Laws include (i) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, or regulations of the United States Treasury Department Office of Foreign Assets Controls (“OFAC”), the Export Administration Regulations maintained by the United States Commerce Department’s Bureau of Industry and Security, or any export control law applicable to United States-origin goods, or any enabling legislation or executive order relating to any of the above, (ii) any United States sanctions related to or administered by the United States Department of State and (iii) any sanctions measures or embargos imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union.

“Effective Date” has the meaning set forth in the introductory paragraph.

“Employees” means, at the time in question, all natural persons employed or engaged full time or part time at the Hotels by the Target Entities.

“Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, concurso mercantil, and similar Applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

“Enjoining Party” has the meaning set forth in Section 14.9.3.

“Environmental Claims” means all claims for reimbursement, remediation, abatement, removal, clean up, contribution, personal injury, property damage or damage to natural resources made by any Governmental Authority or other Person arising from or in connection with the (i) presence or actual or potential spill, leak, emission, discharge or release of any Hazardous Substances over, on, in, under or from the Hotel, or (ii) violation of any Environmental Laws with respect to the Hotel.

“Environmental Laws” means any Applicable Laws in effect on or prior to the Closing Date concerning pollution or the protection of the environment, or the release, treatment, storage, transportation or remediation of any Hazardous Substances, or the exposure of Persons to any Hazardous Substance.

“Environmental Liabilities” means all Liabilities under any Environmental Laws arising from or in connection with the Hotels, including, without limitation, any obligations to manage, contain, remove, remedy, respond to, clean up or abate any actual or potential spill, leak, emission, discharge or release of any Hazardous Substances, into any water, soil, sediment, air or other environmental media.

“Equity Commitment Letters” has the meaning set forth in Section 6.4.8(b).

“Equity Financing” has the meaning set forth in Section 6.4.8(b).

“Equity Financing Sources” has the meaning set forth in Section 6.4.8(b).

“Equity Securities” of any Person means, as applicable (i) any and all of its shares of capital stock, membership interests, equity interests (partes sociales), partnership units, units of participation or other equity interests or share capital, (ii) any warrants, contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights, compensatory equity or equity-based awards or other similar rights with respect to such Person or its business.

“ERISA Affiliate” has the meaning set forth in Section 6.1(ee).

“Executive Order” has the meaning set forth in Section 6.4.7(a).

“Existing Management Agreement” has the meaning set forth in the recitals.

“Existing Manager” has the meaning set forth in the recitals.

“F&B” means the Target Entities’ right, title and interest in and to any food and beverages (alcoholic and non-alcoholic) which are located at the Hotels (whether opened or unopened), or ordered for future use at the Hotels as of the Closing, including, without limitation, the Target Entities’ right, title and interest in and to any food and beverages located in the guest rooms, but expressly excluding any alcoholic beverages to the extent the sale or transfer of the same is not permitted under Applicable Law.

“FF&E” means the Target Entities’ right, title and interest in and to any fixtures (other than those which constitute Improvements), furniture, furnishings, equipment, machinery, tools, vehicles, appliances, art work and other items of tangible personal property which are located at the Hotels and used exclusively in the Business, or ordered for future use at the Hotels as of the Closing, other than the Supplies, F&B and Retail Merchandise.

“Financing” has the meaning set forth in Section 6.4.8(b).

“Fraud” means, with respect to any Person, the actual and intentional misrepresentation of a representation or warranty of such Person set forth in this Agreement that constitutes common law fraud under Delaware law (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or similar theory).

“Governmental Authority” means any federal, state, municipal or local government or other political subdivision thereof, including, without limitation, any Person exercising executive, legislative, judicial, regulatory or administrative governmental powers or functions, in each case to the extent the same has jurisdiction over the Person or property in question, including DGII and SAT.

“Guaranteed Lease” has the meaning set forth in Section 7.2.

“Guest Ledger” means all charges accrued to the open accounts of any guests or customers at each Hotel as of the Cut-Off Time for the use or occupancy of any guest (including room rentals), conference, meeting or banquet rooms or other facilities at such Hotel, any restaurant, bar or banquet services, or any other goods or services provided by or on behalf of the Target Entities at such Hotel.

“Hazardous Substances” means any substances, wastes or materials that are listed, regulated or defined under any applicable Environmental Law.

“Hotel” has the meaning set forth in the recitals.

“Hotel Guest Data and Information” means all guest (including potential guests or customers) or customer profiles, contact information (e.g., addresses, phone numbers, facsimile numbers and email addresses), histories, preferences and any other guest or customer information in any database of the Target Entities, Existing Manager, Hyatt Manager or their respective Affiliates, whether obtained or derived by the Target Entities, Existing Manager, Hyatt Manager or their respective Affiliates from: (i) guests or customers of the Hotels or any facility associated with the Hotel; (ii) guests or customers of any other hotel or lodging property owned, leased, operated, licensed, managed or franchised by the Target Entities, Existing Manager, Hyatt Manager or their respective Affiliates, or any facility associated with such hotels or other properties; or (iii) any other sources and databases.

“HSA” has the meaning set forth in the Side Letter.

“Hyatt Manager” has the meaning set forth in each applicable HSA.

“ICC” has the meaning set forth in Section 14.9.1(a).

“ICC Court” has the meaning set forth in Section 14.9.1(b).

“Improvements” means all buildings, structures and other improvements located on or affixed to the Land and all fixtures on the Land which constitute real property under Applicable Law.

“Indemnified Taxes” means (a) any Taxes of Seller Parent, Seller or any of their Affiliates (including Transferco and Target Entities) which are imposed on or required to be paid by Transferco or any of the Target Entities (x) as a result of the membership of such entity in an affiliated, consolidated, joint, unitary, combined or similar group for Tax purposes on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any corresponding or similar state, local or non-U.S. Applicable Law and including pursuant to the Dutch Tax Collection Act 1990 (Invorderingswet 1990) and for the avoidance of doubt, including any Pillar 2 Tax, and Taxes of CIT Fiscal Unity or VAT Fiscal Unity, or (y) as a transferee or successor or otherwise as a matter of Applicable Law, in each case of clauses (x) and (y), arising out of or attributable to any taxable period or portion thereof ending on or before the Closing Date, (b) any Taxes (including Transfer Taxes) relating to, arising from, or attributable to the Restructuring or any other restructuring or intercompany transaction with respect to Seller Parent, Seller or any of their Affiliates (including Transferco and Target Entities) occurring prior to the Closing, and (c) any Taxes relating to, arising from or attributable to the ownership of any asset, liability or entity distributed, transferred or otherwise disposed of by Seller Parent, Seller or any of their Affiliates (including Transferco and the Target Entities) prior to the Closing; provided that Indemnified Taxes shall not include the amount of (i) any line item Tax which was included in determining the Prorations pursuant to Article X, limited in such case to such Tax or (ii) any VAT which is recoverable or which can be set off as a matter of Applicable Law.

“Inspections” has the meaning set forth in Access Agreement.

“Instrument of Transfer of Netherlands Shares” means the notarial deed governed by the laws of the Netherlands effectuating the sale and transfer of the Transferco Shares from Seller to Purchaser, substantially in the form of Exhibit D.

“Inventoried Baggage” has the meaning set forth in Section 11.3.

“Inventoried Safe Deposit Box” has the meaning set forth in Section 11.1.

“Investigating Party’s Representatives” has the meaning set forth in the Access Agreement.

“IRS” means the United Stated Internal Revenue Service.

“Knowledge” means (i) with respect to Seller Parent, (a) the actual knowledge of James Francque without any duty of inquiry or investigation, and expressly excluding the knowledge of any other shareholder, partner, member, trustee, beneficiary, director, officer, manager, employee, agent or representative of Seller Parent or any of its Affiliates, (b) the information included in the Playa Purchase Agreement, and (ii) with respect to Purchaser, (a) the actual knowledge of Tony Argibay, without any duty of inquiry or investigation and expressly excluding the knowledge of any other shareholder, partner, member, trustee, beneficiary, director, officer, manager, employee, agent or representative of Purchaser or any of its Affiliates, (b) any matter disclosed in any exhibits or schedules to this Agreement, (c) any matter disclosed in any Seller Due Diligence Materials, or any other documents or materials, provided by or on behalf of Seller Parent or its Affiliates to Purchaser or posted to the Data Site on or before the date that is two (2) Business Days prior to the Closing Date (the “DD Imputation Date”), (d) any matter disclosed by the Title Extracts or any Surveys obtained by Purchaser, provided by Seller Parent to Purchaser or posted to the Data Site prior to the DD Imputation Date and (e) any matter disclosed by the Inspections and/or in the Purchaser Due Diligence Reports. For the purposes of this definition, the term “actual knowledge” means, with respect to any person, the conscious awareness of such person at the time in question, and expressly excludes any constructive or implied knowledge of such person. A matter posted to the Data Site shall only be included in Purchaser’s Knowledge if the document or material in which such matter was disclosed is listed in an index of file names delivered to Purchaser on or before the DD Imputation Date.

“KSL” has the meaning set forth in Section 7.7(a).

“Labor Agreement” has the meaning set forth in Section 6.1(jj).

“Land” means the land owned by the Target Entities, together with all appurtenant restrictive covenants, easements and any other rights and interests appurtenant thereto.

“Lease” has the meaning set forth in Section 6.1(m).

“Leased Real Property” has the meaning set forth in Section 6.1(m).

“Leasing Costs” means, with respect to any Tenant Lease, all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the construction obligations of the landlord under such Tenant Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), “tenant allowances” in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Tenant Lease to the landlord under another lease (i.e., lease buyout costs), free rent periods, relocation costs, temporary leasing costs, leasing commissions, brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense under the relevant Tenant Lease or any other agreement relating to such Tenant Lease.

“Liability” means any actual liability, obligation, damage, loss, cost or expense of any kind or nature whatsoever, but excluding any diminution in value, lost profits, and consequential, incidental, speculative and punitive damages.

“Licenses and Permits” means all licenses, permits, consents, authorizations, approvals, registrations and certificates issued by any Governmental Authority which are held by a Target Entity with respect to any Hotel, including, without limitation, the construction, use or occupancy of the Hotels or the Business, together with any deposits made by the Target Entities thereunder.

“Lien” means, with respect to any asset, any mortgage, lien, claim, pledge, charge, security interest, hypothecation, claim, deed of trust, option, right of first offer or refusal by a third party, restriction on transfer, charge (including, without limitation, limitations of domain (limitaciones de dominio)), title defect, encroachment or other survey defect, easement, subsidy or other encumbrance of any kind in respect of such asset.

“Limited Guarantees” has the meaning set forth in the recitals.

“Losses” means, with respect to the Person in question, any claim, Liability, Taxes, damage, loss, cost or expense, including reasonable attorneys’ fees and expenses and court costs, incurred by such Person.

“Material Adverse Effect” means, without giving effect to reference to “Material Adverse Effect”, materiality, or words or phrases of like import, in each case, in underlying provisions herein, a material adverse effect on the continued use, value or operation of Transferco, Target Entities, Owned Real Property, or Business in any case, in an amount equal to or greater than Two Hundred Ten Million and no/100 Dollars ($210,000,000.00) in the aggregate.

“Maximum Insurance Coverage” has the meaning set forth in Section 6.3.2.

“MX AT Approvals” has the meaning set forth in Section 8.1.2.

“Non-Inventoried Safe Deposit Boxes” has the meaning set forth in Section 11.1.

“Notary” means M.P. van Agt or another civil law notary (notaris) (or such notary’s substitute) of Loyens & Loeff N.V. in the Netherlands. The Parties acknowledge that the Notary is associated with Loyens & Loeff N.V., a firm that advises Seller Parent in the Transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties hereby explicitly agree that: (a) the Notary shall execute any notarial deeds related to this Agreement; and (b) Seller Parent is and may in the future be assisted and represented by Loyens & Loeff N.V. in relation to this Agreement and any documents that may be concluded, or disputes that may arise, in connection therewith.

“Notice” has the meaning set forth in Section 14.1.1.

“Official Records” means the applicable official recording or filing office with respect to each Real Property.

“Ordinary Course of Business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by any direct or indirect parent entities of Transferco or the Target Entities in the course of normal day-to-day operations of Transferco or the Target Entities, subject to any commercially reasonable modifications to past practice made in good faith to respond to any emergency, but only to the extent of such emergency and for no longer than reasonably required by such emergency.

“Outside Date” means March 29, 2026.

“Outstanding Property Damage Claims” has the meaning set forth in Section 10.1.18.

“Owned Real Property” has the meaning set forth in the recitals.

“Parties” has the meaning set forth in the introductory paragraph.

“Party” has the meaning set forth in the introductory paragraph.

“Permit” has the meaning set forth in Section 6.1(k).

“Permitted Lien” means any of the following: (i) Liens for Taxes, assessments or other governmental charges or levies that (a) are not yet due or delinquent, (b) arise automatically by operation of Applicable Law in respect of Tax, including any netting or set-off, as a result of a fiscal unity (fiscale eenheid) for Dutch Tax purposes, or (c) are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established by Transferco or the Target Entities; (ii) statutory Liens or landlords’, carriers’, workmen’s, warehousemen’s, repairmen’s, mechanic’s, suppliers’, materialmen’s or other like Liens arising in the ordinary course of business with respect to amounts not yet due or overdue or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established by the Target Entities to the extent required by GAAP; (iii) leases or subleases granted to others that do not materially interfere with the ordinary conduct of business of Playa Seller and its subsidiaries, including the Target Entities, taken as a whole; (iv) with respect to real property, any Liens that do not materially impair the use of such real property for its current use; (v) rights and licenses granted to others in intellectual property rights; (vi) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that are not materially interfering with the ordinary conduct of business of the business of Playa Seller and its subsidiaries, including the Target Entities, at each Owned Real Property, taken as a whole, as of the date hereof; (vii) zoning, entitlement, building and other generally applicable land use and environmental restrictions by a Governmental Authority; (viii) Liens disclosed in the financial statements included in any Playa Seller SEC Reports prior to February 9, 2025; (ix) Liens incurred in the ordinary course of business securing liabilities that are not, individually or in the aggregate, material to the assets that are the subject of the Playa Purchase Agreement taken as a whole; (x) Liens securing that certain Second Amended and Restated Credit Agreement, dated as of December 16, 2022, among Playa Seller, Transferco, Deutschebank AG New York Branch, as administrative agent, and the other lenders and agents party thereto (as amended, modified or supplemented prior to February 9, 2025, the “Playa Credit Agreement”), which Liens shall be released from the Owned Real Properties, Transferco and Target Entities prior to the Closing; (xi) in the case of the Real Property that is leased by the Target Entities as tenant or lessee, any matters affecting the fee estate of the owner of such Real Property; and (xii) any Lien arising out of actions of Purchaser or a third party (excluding Playa Seller, Seller Parent and their respective Affiliates) through no act or omission of Playa Seller and its subsidiaries, including the Target Entities, or actions taken at the request of, or required by, Purchaser in connection with the Transaction.

“Person” means any natural person, corporation, general or limited partnership, limited liability company, association, joint venture, trust, estate, Governmental Authority or other legal entity, in each case whether in its own or a representative capacity.

“Personal Property” means the property other than the Real Property.

“PHR Financing” means that certain loan dated as of June 23, 2020 in favor of PHR Lender LLC pursuant to (i) a debenture dated June 12, 2020 granted by Hilmobay Resort Limited to secure a principal amount of $34,600,000 and (ii) a security interest in favor of Banesco Banco Multiple granted by Playa Dominican Resort B.V. to secure a principal amount of $76,000,000.

“Pillar 2” means all laws, regulations, and treaties implementing the regimes set out in the OECD (2021), Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, OECD, Paris, https://www.oecd.org/tax/beps/tax-challenges-arising-from-the-digitalisation-of-the-economy-global-anti-base-erosion-model-rules-pillar-two.htm (as amended, updated, or restated) and all associated OECD commentaries and guidance.

“Playa Acquisition” has the meaning set forth in the recitals.

“Playa Acquisition Material Adverse Effect” means an event, state of facts, change, development, circumstance, condition or occurrence that, individually or in the aggregate with other events, states of facts, changes, developments, circumstances, conditions or occurrences (a) has had a material adverse effect on the business, financial condition or results of operations of Playa Seller or its subsidiaries, including the Target Entities, taken as a whole or (b) prevents or materially impairs the ability of Playa Seller to consummate the Playa Acquisition; provided, however, that for purposes of prong (a) of this definition, except as provided in the final proviso of this definition, no event, state of facts, change, development, circumstance, condition or occurrence to the extent relating to or arising from any of the following, shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Playa Acquisition Material Adverse Effect: (i) the announcement, negotiation, pendency or consummation of the Playa Acquisition (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees) (provided that, the exception in this clause (i) shall not apply for purposes of the representations or warranties contained in Section 6.1 of this Agreement or any closing conditions to the extent related thereto); (ii) general business, economic or political conditions in the United States, The Netherlands, Jamaica, the Dominican Republic, Mexico or any other country or region in the world in which Playa Seller or any of its subsidiaries including the Target Entities and Seller conducts business or conditions in the global economy in general; (iii) any event, state of facts, change, development, circumstance, condition or occurrence generally affecting any financial, debt, credit, capital, banking or securities markets or conditions, including any disruptions thereof and any decline in the price of any security or any market index and any changes in interest rates or foreign exchange rates; (iv) any event, state of facts, change, development, circumstance, condition or occurrence that generally affects the industries or segments thereof in which Playa Seller or any of its subsidiaries including the Target Entities and/or Seller operates, including any change in regulatory conditions or change in Applicable Laws or changes in the interpretation of such regulatory conditions or Applicable Laws by Governmental Authorities; (v) any action requested by Seller Parent in writing or that is otherwise required to be taken by, or the failure to take any action prohibited by, the Playa Purchase Agreement (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships, or any loss of employees); (vi) any failure to meet projections, forecasts or revenue or earning predictions for any period (it being understood that the underlying facts and circumstances giving rise to any such failure may, if they are not otherwise excluded from the definition of Playa Acquisition Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Playa Acquisition Material Adverse Effect has occurred or will occur); (vii) any change in accounting requirements or principles required by GAAP, Title 9 of Book 2 of the DCC or International Financial Accounting Standards (or the interpretation of the foregoing) or required by any change in Applicable Laws after February 9, 2025; (viii) any changes in Applicable Laws or tariffs issued by any Governmental Authority after February 9, 2025; (ix) natural disasters or acts of nature; or (x) any national or international political, military or social conditions or changes in social or labor conditions or disruption, destruction or material damage to any material infrastructure, including (A) civil unrest, protests and public demonstrations and any responses thereto, (B) the engagement by the United States or any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, including any ongoing conflict, and in each case, any escalations thereof, acts of armed hostility, sabotage, cyberattacks or other international or national calamity or any material worsening or escalation of such conditions, (C) the occurrence or the escalation of any military or terrorist attack upon the United States, Mexico, the Dominican Republic, Jamaica or any other country, or any of the territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, Mexico, the Dominican Republic or Jamaica or any other country, (D) any declaration by a Governmental Authority of a national emergency, (E) any flood, earthquake, hurricane or other natural disaster, weather-related conditions, explosions or fires in any country or region in the world, (F) any actual or potential sequester, stoppage, shutdown, default or similar event by or involving any Governmental Authority, (G) any actual or potential break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or countries from, or suspension or termination of its or their membership in, any such political or economic union or (H) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Applicable Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other similar governmental body or other industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Applicable Law pronouncement, or guideline or interpretation thereof following February 9, 2025, or any material worsening of such conditions existing as of February 9, 2025; provided further, that any event arising out of or attributable to matters described in any of subclauses (ii)-(iv), (vii), (viii) or (x) (other than (x)(E)) will be taken into account for purposes of determining whether or not a Playa Acquisition Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, state of facts, change, development, circumstance, condition or occurrence disproportionately affects Playa Seller and its subsidiaries including the Target Entities and Seller, taken as a whole, as compared with other companies operating in the same industry or industries and markets in which Playa Seller and its subsidiaries including the Target Entities and the Seller operate.

“Playa Books and Records” has the meaning set forth in Section 6.1(uu).

“Playa Credit Agreement” has the meaning set forth in the definition of “Permitted Lien.”

“Playa Loan Documents” has the meaning set forth in Section 7.9.

“Playa Purchase Agreement” has the meaning set forth in the recitals.

“Playa Seller” has the meaning set forth in the recitals.

“Playa Seller SEC Reports” means all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by Playa Seller under the securities laws (including all contracts and amendments thereto required to be filed as an exhibit of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended.

“Possession” means in the physical possession of any officer of Seller or the Target Entities, as applicable, who has primary responsibility for the operation of the Hotel; provided, however, that any reference in this Agreement to Seller’s or any Target Entities’ Possession of any documents or materials expressly excludes the possession of any such documents or materials that (i) are legally privileged or constitute attorney work product, (ii) are subject to a confidentiality agreement or to Applicable Law prohibiting their disclosure by Seller or any Target Entity, or (iii) constitute confidential internal assessments, reports, studies, memoranda, notes or other correspondence prepared by or on behalf of any officer of Seller, any Target Entity or any of their respective Affiliates.

“Post Due Diligence Disclosure” has the meaning set forth in Section 14.12.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Cut-Off Time and with respect to any Straddle Period, the portion of such Straddle Period that ends on the Cut-Off Time.

“Presiding Arbitrator” has the meaning set forth in Section 14.9.1(b).

“Property Damage Payment” has the meaning set forth in Section 10.1.18.

“Property Related Policies” means, collectively, the insurance policies set forth on Schedule 1.1Y.

“Prorations” has the meaning set forth in Section 10.1.

“Public Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Authority, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Authority, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Authority (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Closing Conditions” has the meaning set forth in Section 8.2.1.

“Purchaser Closing Deliveries” has the meaning set forth in Section 9.3.3.

“Purchaser Default” has the meaning set forth in Section 12.2.1.

“Purchaser Documents” has the meaning set forth in Section 6.4.2.

“Purchaser Due Diligence Reports” has the meaning set forth in Section 4.1.4.

“Purchaser Indemnitees” means Purchaser and its Affiliates, and each of their respective shareholders, members, partners, trustees, beneficiaries, directors, officers and employees, and the successors, permitted assigns, legal representatives, heirs and devisees of each of the foregoing, and if Closing occurs, Transferco and the Target Entities from and after Closing.

“Purchaser Material Adverse Effect” means any event, state of facts, change, development, circumstance, condition or occurrence that, individually or in the aggregate with other events, states of facts, changes, developments, circumstances, conditions or occurrences, would reasonably be expected to prevent or materially impair the ability of Purchaser to consummate the Transaction.

“Purchaser Tax Contest” has the meaning set forth in Section 7.1.2(e)(i).

“Purchaser-Prepared Tax Returns” has the meaning set forth in Section 7.1.2(a).

“Purchaser’s Consultant” means Goldman Sachs & Co. LLC.

“R&W Insurance Policy” means, collectively, the following policies: (i) Everest Insurance (Ireland), DAC, UK Branch, policy number 463376/01/2025, (ii) American International Group UK Limited, policy number 38129853, (iii) CFC Underwriting LTD, policy number TLN0040370366, (iv) VALE Insurance Partners Intermediary Europe GmbH, policy number 25BC1-9671-0047, (v) Euclid Transactional UK Limited, policy number ETUK(25)/6/25, (vi) Fusion Specialty UK Limited, FMA00000373, (vii) Mosaic Syndicate Services Limited, policy number PMA5373225AA, and (viii) Ryan Transactional Risk, policy number RTR25RW650510.

“Real Property” means the Land and the Improvements with respect to the Owned Real Property and Leased Real Property.

“Relevant Properties” has the meaning set forth in Section 10.1.12.

“Required Amount” has the meaning set forth in Section 6.4.8(e).

“Restrictive Covenant” has the meaning set forth in the Side Letter.

“Restructuring” has the meaning set forth in the Recitals.

“Restructuring Step Plan” means the Restructuring Step Plan attached hereto as Exhibit A.

“Retail Merchandise” means the Target Entities’ right, title and interest in and to any merchandise located at the Hotels and held for sale to guests and customers of the Hotel, or ordered for future sale at the Hotels as of the Closing, including, without limitation, the Target Entities’ right, title and interest in and to any inventory held for sale in any gift shop, pro shop or newsstand operated by Target Entities or Existing Manager at the Hotel, but expressly excluding the F&B.

“Rules” has the meaning set forth in Section 14.9.1(a).

“Sanctions Target” means: (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws (a “Sanctioned Country”), including, as of the Effective Date, Iran, Cuba, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and North Korea; (ii) a Person that is on a sanctions-related list of designated persons (including, without limitation, the list of Specially Designated Nationals and Blocked Persons published by OFAC); (iii) an individual that is ordinarily resident in, or a Person (excluding individuals) that is located in or organized under the Applicable Laws of, a Sanctioned Country; (iv) any Governmental Authority of a Sanctioned Country or of Venezuela; or (v) a Person owned fifty percent (50%) or more, or where relevant under applicable Economic Sanctions/Trade Laws, controlled by, directly or indirectly, individually or in the aggregate, by one or more Persons identified in clauses (i), (ii), (iii), or (iv) above.

“SAT” means the Tax Administration Service of Mexico (Servicio de Administración Tributaria).

“Seller” means Playa Hotels & Resorts Merger Sub B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), organized under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 96604786.

“Seller Closing Conditions” has the meaning set forth in Section 8.3.1.

“Seller Closing Deliveries” has the meaning set forth in Section 9.3.1.

“Seller Default” has the meaning set forth in Section 12.1.

“Seller Due Diligence Materials” has the meaning set forth in Section 4.1.3.

“Seller Guarantor” has the meaning set forth in the introductory paragraph.

“Seller Indemnitees” means Seller Parent and its Affiliates (including Seller, Transferco and the Target Entities), and each of their respective shareholders, members, partners, trustees, beneficiaries, directors, officers and employees, and the successors, permitted assigns, legal representatives, heirs and devisees of each of the foregoing, but following Closing excluding Transferco and the Target Entities.

“Seller’s Leasing Costs” has the meaning set forth in Section 10.1.2(b).

“Seller Parent” has the meaning set forth in the introductory paragraph.

“Seller Parent’s Consultant” means Berkadia Real Estate Advisors LLC.

“Seller Retained Casualty Proceeds” has the meaning set forth in Section 13.1.1.

“Side Letter” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period that begins on or before the Cut-Off Time and ends after the Cut-Off Time.

“Supplies” means, collectively, the Supplies Subject to Adjustment and the Supplies Not Subject to Adjustment.

“Supplies Not Subject to Adjustment” means all engineering, maintenance, cleaning and housekeeping supplies; matches and ashtrays; soap and other toiletries; stationery, menus and other printed materials; and all similar materials and supplies which are located at any Hotel or ordered for future use at any Hotel as of the Closing Date.

“Supplies Subject to Adjustment” means all china, glassware and silverware; linens; uniforms; safety stock and all other similar materials and supplies which are located at any Hotel or ordered for future use at any Hotel as of the Closing.

“Survey” means, as the context requires, the surveys being prepared for the Owned Real Property.

“Survival Period” with respect to (a) the covenants and indemnities of Seller Parent and Purchaser in Sections 7.1.2, Section 7.2.2(c), Section 7.2.2(d), Section 7.2.2(f), Section 7.2.2(g), Section 7.4, Section 7.12, Section 10.2 and Section 13.1.1 until 60 days after the expiration of the statute of limitations, (b) the covenants of Seller Parent and Purchaser in Section 10.1, for the survival period set forth in Section 10.1.22, (c) except as provided in clause (a) or (b) above, or clause (d) below, each of Seller Parent’s other covenants set forth in this Agreement, from the Closing Date through the date that is nine (9) months after the Closing Date, and (d) Seller Parent’s covenant in Section 14.5 shall survive for the same duration as the applicable covenant in clauses (a), (b) or (c) above that the claim relates to.

“Target Account Balance” has the meaning set forth in Section 10.1.11(a).

“Target Bank Accounts” has the meaning set forth in Section 10.1.11(a).

“Target Entity” or “Target Entities” means individually or collectively as the context may require, the entities set forth as Target Entities on Schedule I.

“Target Entity Contracts” has the meaning set forth in Section 6.1(nn).

“Target Entity Organizational Documents” means the organizational or governing documents governing the formation, operation and management of the Target Entities.

“Target Entity Service Provider” means an officer, employee, individual consultant or individual independent contractor (including for clarity, any such consultant or independent contractor providing services through a sole proprietorship or engaged through an entity wholly owned and operated by such individual), leased or temporary employee, manager or director of any Target Entity.

“Target Shares” means the outstanding shares and equity interests (partes sociales) in any Target Entity.

“Tax” or “Taxes” means all U.S. federal, state, local or non-U.S. taxes (including, without limitation, contribuciones and aprovechamientos), assessments, duties, fees or similar charges imposed by any Tax Authority, including any income, gross receipts, gross income, ad valorem, capital stock, capital gains, production, business and occupation, disability, unemployment, license, payroll, employment, excise, severance, stamp, environmental, customs duties, franchise, profits, gain, withholding, social security, real property, personal property, sales, use, transfer, registration, Pillar 2 or value added tax or other similar taxes and all additional amounts, penalties and interest relating thereto.

“Tax Authority” means any Governmental Authority competent to impose a liability in respect of Tax or responsible for the administration or collection of Tax.

“Tax Contest” has the meaning set forth in Section 7.1.2(d).

“Tax Refund” means any cash Tax refund, credit or offset in lieu of a cash Tax refund, or overpayment of Taxes of Transferco or the Target Entities for a Pre-Closing Tax Period, in each case solely to the extent such credit, offset or overpayment actually reduces cash Taxes payable; provided that, in the case of any Straddle Period, the amount of such refund, credit, offset or overpayment shall be determined in accordance with the methodology set forth in Section 10.1.1(b)(ii); provided, further, that no such refund, credit or offset of non-income Taxes shall constitute a “Tax Refund” unless such refund, credit or offset (a) has been identified in writing by Seller Parent to Purchaser prior to Closing and is reasonably expected to equal or exceed fifty thousand dollars ($50,000) at the time of such identification or (b) is set forth on Schedule 1.1Z.

“Tax Return” means any report, return, document, declaration, statement, schedule, notice, statutory tax report, form or other information or filing, together with any supplements or attachments thereto, in each case with respect to Taxes and filed or required to be filed with any Tax Authority, including information returns and any amendment to any of the foregoing.

“Tenant Leases” means all leases, subleases, licenses, concessions and similar agreements which have been entered into by the Target Entities and which grant to any other Person the right to use or occupy any portion of the Real Property, other than the Existing Management Agreement and Bookings, together with all security deposits held by the Target Entities thereunder.

“Termination Fee” has the meaning set forth in Section 12.2.1.

“Termination Payments” has the meaning set forth in Section 12.2.1.

“Title Extracts” has the meaning set forth in Section 5.1.

“Trade Payables” has the meaning set forth in Section 10.1.10.

“Transaction” has the meaning set forth in Section 2.1.

“Transaction Documents” has the meaning set forth in Section 14.18.

“Transfer Taxes” has the meaning set forth in Section 7.1.2(h).

“Transferco” means Playa Resorts Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), organized under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 34245708.

“Transferco Claim” has the meaning set forth in Section 6.3.1(b).

“Transferco Claim Losses” has the meaning set forth in Section 6.3.1(b).

“Transferco Organizational Documents” means the organizational or governing documents governing the formation, operation and management of Transferco.

“Transferco Shares” has the meaning set forth in the Recitals.

“Uncollected Rents” has the meaning set forth in Section 10.1.2(a).

“Union” means any trade or labor union or labor organization, works council, employee association, or other bargaining unit representative.

“VAT Fiscal Unity” means the fiscal unity (fiscale eenheid) for Dutch value added Tax purposes pursuant to Section 7(4) of the Dutch Value Added Tax Act 1968 (Wet op de omzetbelasting 1968) between, as of the Effective Date, Seller, Transferco and Playa Romana Mar B.V.

“Vouchers” means unexpired vouchers, gift cards, gift certificates or similar passes, coupons and other promotional materials which may be used as full or partial payment for any Hotel service, including, without limitation, room rentals, food and beverage service, or any other item either borne directly by the owner of the Hotels or which is reimbursable by the owner of the Hotel (i.e., if a gift certificate can be used to pay for items in the Hotel gift shop).

“Wages and Benefits” means all employer or service recipient obligations of any Party (or any Affiliate thereof) to pay or provide wages, salaries, compensation (including any deferred compensation), commissions, bonuses (including the Bonus Payments), employer-paid insurance premiums and other employer-paid benefits (including accrued vacation, personal leave and sick leave, employer retirement plan contribution, and including all benefits provided under, or contributions required to be made to, Employee Benefit Plans) to the Employees or independent contractors who are natural persons of the Target Entities (or any dependents or beneficiaries thereof).

“Withholding Obligation” has the meaning set forth in Section 7.1.2(f)(i).

Article II
PURCHASE AND SALE OF SHARES

2.1            Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller Parent shall cause Seller to sell and transfer to Purchaser all of Seller’s rights, title and interest in and to the Transferco Shares, and Purchaser shall purchase Seller’s rights, title and interest in, to and under the Transferco Shares, in accordance with this Agreement and for the consideration set forth in Section 3.1 (the “Transaction”). In furtherance of the foregoing, on the Closing Date, following the Restructuring, Seller shall sell and transfer the Transferco Shares, together with all rights attached to them, to Purchaser, and Purchaser shall purchase and acquire such Transferco Shares from Seller through the execution of the Instrument of Transfer of Netherlands Shares before a Dutch civil law notary officiating in the Netherlands.

Article III
AGREED VALUE

3.1            Agreed Value. The Parties hereby agree that the fair market value of the Transferco Shares is Two Billion and 00/100 Dollars ($2,000,000,000) (such amount, less any reduction to such amount pursuant to Section 3.5 hereof relating to the sale of the Alltra PDC Property, the “Agreed Value”), which amount shall be adjusted at Closing for the Prorations pursuant to Section 10.1, the Accounts Receivable pursuant to Section 10.1, and as otherwise expressly provided in this Agreement.

3.2            Earnout. Following the Closing, Purchaser shall pay, or cause its applicable Affiliate to pay, by wire transfer of immediately available funds to an account specified by Seller Parent, any Earnout Amount (as defined in the Earnout Schedule) in accordance with, and subject to the terms of, of the Earnout Schedule.

3.3            Payment of Agreed Value. At the Closing, subject to the satisfaction of the terms and conditions of this Agreement, Purchaser shall pay to Seller, by wire transfer of immediately available funds, an amount equal to the Agreed Value, plus or minus the Prorations (as the case may be) pursuant to Section 10.1 and subject to any additional adjustments contemplated by this Agreement, as amended from time to time. Purchaser shall cause the wire transfer of funds to be received by Seller Parent no later than 2:00 p.m. (Eastern Time) on the day of Closing (time is of the essence). Failure of Purchaser to cause the wire transfer of funds to be received by Seller Parent by such time in accordance with this Section 3.3 shall be a default by Purchaser under this Agreement and shall not be subject to any cure rights set forth in Section 12.2 of this Agreement.

3.4            Allocation of Agreed Value for US Income Tax Purposes. Promptly following the finalization of the Closing Statement pursuant to Section 11.1, Seller Parent shall deliver to Purchaser a proposed allocation of Agreed Value (together with any other amounts treated as consideration for applicable Tax purposes) among the assets of Transferco and the Target Entities (the “Allocation”) for U.S. federal income Tax purposes for Purchaser’s review and comment. The Allocation will be prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and shall be consistent with the DR Branch Values. Purchaser shall provide any comments to the Allocation (other than in respect of DR Branch Values which shall be agreed pursuant to the terms of this Agreement) in writing delivered no later than thirty (30) days after the draft Allocation is received by Purchaser. Purchaser and Seller Parent shall cooperate in good faith to resolve any such comments within thirty (30) days following Seller Parent’s receipt of Purchaser comments. If Purchaser and Seller Parent are unable to resolve such comments during such thirty (30) day period, the Parties shall be entitled to file U.S. federal income Tax Returns and resolve any U.S. income audit, examination or similar proceeding, including litigation, consistent with such Party’s respective positions. Notwithstanding the preceding sentence, the Parties shall file all applicable or relevant Tax Returns consistent with the DR Branch Values. The Parties further agree to prepare and comment upon a revised Allocation following any adjustments to the Agreed Value after the finalization of the Closing Statement pursuant to Section 11.1 (as determined for applicable income Tax purposes), including any Earnout Amount, in a manner consistent with the procedures set forth in this Section 3.4.

3.5            Adjustments to Agreed Value. The Parties acknowledge that Seller Parent and the applicable Target Entities intend to sell the Wyndham Alltra Playa del Carmen Hotel (the “Alltra PDC Property”). In the event any agreement (including any term sheet, binding letter of intent, purchase agreement or similar agreement) regarding the sale, transfer or other disposition of the Alltra PDC Property is first entered into after the Effective Date but prior to the Closing, then such agreement shall comply with the terms and provisions of Schedule 3.5 of this Agreement; provided, that, in the event such Hotel is subject to a term sheet (whether binding or non-binding), a binding letter of intent, purchase agreement (including the unsigned purchase agreement subject to negotiations in progress as of the Effective Date) or similar agreement as of the Effective Date, the terms and provisions of Schedule 3.5 of this Agreement shall not apply to any such transaction (or any such agreement related thereto). If the sale of the Alltra PDC Property is consummated prior to the Closing, then (i) the Target Entity set forth opposite such Hotel’s name on Schedule I shall be distributed by Transferco to Seller and Servicios PLYA Hotels & Resorts, S. de R.L. de C.V., such that Playa Gran, S. de R.L. de C.V., is not directly or indirectly held by Transferco and all references to the Target Shares, Hotels, Target Entities, Businesses and Owned Real Property in this Agreement shall be deemed to exclude such Person, equity interests and real property, and (ii) the Agreed Value payable at Closing shall accordingly be reduced dollar for dollar by the Gross Purchase Price of such sale. For the purpose of this Section 3.5, “Gross Purchase Price” means the gross purchase price payable by a buyer to Seller Parent and/or its applicable Affiliates for the Alltra PDC Property in connection with any sale contemplated by this Section 3.5, without any deductions, offsets, credits, adjustments or allowances for taxes, fees, commissions or other costs, including without limitation transaction costs.

3.6            Withholding Taxes. Purchaser, the Target Entities, any of their respective Affiliates or any of their respective agents and assigns and any other party responsible for withholding any amount of consideration payable hereunder shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement to any Person any amounts that are required to be deducted or withheld from such payment pursuant to the Code or other Applicable Law regarding Taxes; provided that prior to deducting or withholding any amounts from any payment made pursuant to this Agreement, the payor shall use commercially reasonably efforts to (a) give at least ten (10) Business Days’ advance written notice of such intention to deduct withhold to Seller Parent, together with an explanation of the basis of such deduction, (b) provide Seller Parent reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment, and (c) reasonably cooperate with Seller Parent to reduce or eliminate any amounts that would otherwise be deductible or withheld to the extent permitted by Applicable Law. Any amounts deducted or withheld from any payment and timely remitted to the applicable taxing authority pursuant to Applicable Law shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

Article IV
CONTINGENCIES

4.1            Due Diligence.

 4.1.1  Right of Inspection. From and after the Effective Date and through the Closing or the earlier termination of this Agreement in accordance with the terms hereof, Purchaser shall have the right to inspect the Real Property pursuant to the terms of the Access Agreement; provided, however, the termination date set forth in Section 1 of the Access Agreement shall be deemed to be deleted in their entirety, and the term set forth in this Section 4.1.1 shall apply. The provisions of this Section 4.1.1 and the relevant provisions of the Access Agreement shall survive the Closing or the termination of this Agreement.

 4.1.2  No Contingency. Purchaser has completed its due diligence review of the Hotels, Transferco Shares, Target Shares and all matters related thereto prior to the Effective Date. By executing this Agreement, Purchaser acknowledges that it is satisfied, in its sole and absolute discretion, subject to the representations, warranties, and covenants of Seller Parent, Seller, Transferco and the Target Entities and the remaining terms of this Agreement, with all aspects of the Target Entities, the Business, the Hotels, and the Real Property (including, but not limited to, the physical and environmental condition of the Real Property).

 4.1.3  Seller’s Due Diligence Materials. All (i) due diligence documents and materials provided to Purchaser on the Data Site, (ii) documents and materials set forth on Schedule 4.1.3 and (iii) information related to the Transaction that was emailed by Seller Parent, its Affiliates or their respective representatives and received by Tony Argibay, are referred to collectively herein as the “Seller Due Diligence Materials”.

 4.1.4  Purchaser’s Due Diligence Materials. If requested by Seller Parent upon the termination of this Agreement, at Seller Parent’s cost and expense (if any), Purchaser shall provide a copy to Seller Parent of all studies, reports, and assessments prepared by any Person for or on behalf of Purchaser (other than any internal studies, appraisals, reports and assessments prepared by any of Purchaser’s agents, employees, attorneys, investors, bankers or accountants) in connection with the Inspections (the “Purchaser Due Diligence Reports”), and if also requested by Seller Parent, at Seller Parent’s cost and expense, Purchaser shall use commercially reasonable efforts to obtain an original of any such Purchaser Due Diligence Reports for Seller Parent, together with a reliance letter from such Person in favor of Seller Parent or its designee; provided, that, such Purchaser Due Diligence Reports shall be provided (i) without representation or warranty to Seller Parent by Purchaser and (ii) without reliance by Seller Parent or its Affiliates (unless permitted by the issuing party), and shall not be provided if the applicable Purchaser Due Diligence Reports prohibit Purchaser from providing same to Seller Parent. This Section 4.1.4 shall survive the termination of this Agreement and the Closing.

Article V
TITLE TO THE REAL PROPERTY

5.1            Title Matters. Seller Parent has provided to Purchaser prior to the Effective Date copies of all title extracts received by Seller Parent (collectively, the “Title Extracts”). The Liens on the Owned Real Property securing the Playa Credit Agreement shall be released prior to Closing. Seller Parent shall use commercially reasonable efforts to release the Liens on the Owned Real Property securing the PHR Financing.

5.2            Survey. Seller Parent has provided to Purchaser prior to the Effective Date copies of all Surveys received by Seller Parent.

Article VI
REPRESENTATIONS AND WARRANTIES

6.1            Seller Parent’s Representations and Warranties. Except (a) as disclosed in publicly available Playa Seller SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2022 and at least two (2) Business Days prior to the Effective Date (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (b) as set forth in the applicable Schedules attached to this Agreement (it being acknowledged and agreed that disclosure of any item in any Schedule shall (i) not be deemed to be a breach by Seller Parent of any representations and warranties (and no claims shall lie in respect thereof) in respect of any matter disclosed in the Schedules and (ii) qualify or modify this Section 6.1 to which it expressly corresponds and any other paragraph of this Section 6.1 to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced) and where only brief particulars of a matter are set out or reference to in the Schedules or a reference is made only to a particular part of a disclosed document, such disclosures are qualified by the specific terms of such document with respect to the referenced item); provided, that for purposes of this subsection (b) above, (x) nothing in the Schedules is intended to broaden the scope of any representation, warranty, covenant or agreement of Seller Parent made herein and (y) no reference to or disclosure of any item or other matter in the Schedules shall be construed, in and of itself, as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significance not referred to or disclosed in the Schedules) is material, (2) where there is a specification of any dollar amount in the Schedules, that the amounts, or higher or lower amounts, are required to be disclosed (including whether such amounts are required to be disclosed as material), (3) such item or other matter is required to be referred to or disclosed in the Schedules or that any other item or matter of similar significance not referred to or disclosed in the Schedules is required to be referred to or disclosed in the Schedules or (4) any breach or violation of Applicable Laws or any contract, agreement, arrangement or understanding to which any Target Entity is a party exists or has actually occurred. Seller Parent represents and warrants to Purchaser as follows, except as set forth in Schedule 6.1, as of the Effective Date except as otherwise noted:

 (a)           Each of Seller Parent, Seller, Transferco and Target Entities are duly organized and validly existing under the laws of the country of its formation and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect. Transferco and each Target Entity are duly qualified to do business as a foreign corporation and are in good standing (or its equivalent, where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect. Schedule I sets forth a true and complete list of Transferco and the Target Entities and the record owner(s) of the authorized, issued and outstanding Equity Securities of Transferco and each such Target Entity as of the Effective Date.

 (b)           Seller Parent has made available to Purchaser true, correct and, to Seller Parent’s Knowledge, complete copies of the Transferco Organizational Documents and Target Entity Organizational Documents as of February 9, 2025, and Transferco and the Target Entities are not in violation of any provisions of the Transferco Organizational Documents or Target Entity Organizational Documents, as applicable, except as would not be, and which would not reasonably be expected to be, material to Transferco and the Target Entities, taken as a whole. None of Transferco nor the Target Entities (i) are currently or are reasonably expected to become subject to any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction or (ii) has at any time since December 31, 2024 been, is currently expected to become, a party to a legal merger or demerger other than in connection with the Back-End Transaction (as defined in the Playa Purchase Agreement).

 (c)           The execution and delivery and performance by Seller Parent of this Agreement are duly and validly authorized by all necessary corporate action on the part of the Seller Parent. The execution and delivery by each of Seller Parent, Seller, Transferco and any Target Entities of the Closing Documents to which it is or will be a party and the performance of each such Closing Document, and the consummation by Seller Parent, Transferco, the Target Entities and Seller of the Transaction, are or will be, subject to the consummation of the Playa Acquisition and the Restructuring, within the powers of the Seller Parent, Seller, Transferco and the applicable Target Entities and, prior to the Closing but following the consummation of the Playa Acquisition and the Restructuring, will be duly and validly authorized by all necessary corporate action on the part of Seller Parent, Seller, Transferco and the Target Entities and no other corporate proceedings on the part of the Seller Parent, Seller, Transferco or the Target Entities will be necessary for the Seller Parent, Seller, Transferco and the Target Entities to authorize the Closing Documents or to consummate the Transaction other than the post-Closing actions set forth on Schedule 6.1(c). This Agreement has been, and each Closing Document to which Seller Parent, Seller, Transferco or Target Entities are or will be a party has been or will be, duly executed and delivered by Seller Parent, Seller, Transferco and the Target Entities, and assuming due authorization, execution and delivery hereof and thereof by Purchaser or any other party thereto, as applicable, this Agreement and each such Closing Document constitutes or will constitute a valid and binding agreement of Seller Parent, Seller, Transferco or such Target Entity, as applicable. Prior to the Closing but following the consummation of the Playa Acquisition and the Restructuring, each Closing Document to which Seller Parent, Seller, Transferco or any Target Entity are or will be a party will be, duly executed and delivered by Seller Parent, Seller, Transferco or such Target Entity, as applicable, and assuming due authorization, execution and delivery hereof and thereof by Purchaser or any other party thereto, as applicable, this Agreement and each such Closing Document constitutes or will constitute a valid and binding agreement of the Seller Parent, Seller, Transferco or such Target Entity, as applicable.

 (d)           No consent, approval, order or authorization of, or registration, declaration, filing with or notice to any Governmental Authority is required by or with respect to Seller Parent, Seller, Transferco or any of the Target Entities in connection with the execution, delivery and performance of this Agreement, any Closing Documents or the consummation of the Transaction, other than (i) compliance with any applicable requirements of the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (iii) certain post-Closing actions set forth on Schedule 6.1(c), (iv) consents, approvals, orders, authorizations, registrations, declarations, filings or notices required to consummate the Restructuring, and (v) any consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (e)           The execution, delivery and performance by Seller Parent of this Agreement or the execution, delivery and performance by Seller Parent, Seller, Transferco or any Target Entity, as applicable, of any of the Closing Documents, as applicable, and the consummation of the Transaction by each such Person will not (i) contravene, conflict with or result in any violation or breach of any provision of Seller Parent’s or Seller’s organizational documents, any Transferco Organizational Documents or any Target Entity Organizational Documents, (ii) cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification, or acceleration of any obligation or the loss of a benefit or right under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the Real Property or assets or rights of Transferco or Target Entities, or require any consent, waiver or approval of or notice to any Person, (iii) result in the revocation, invalidation or termination of any Permit or (iv) assuming compliance with Section 6.1(d) (above), violate or conflict with any Applicable Law, other than, in the case of clauses (ii), (iii) and (iv) above, any matters that would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (f)            All issued and outstanding shares of capital stock or other Equity Securities of Transferco and each Target Entity are duly authorized and validly issued. There are no warrants, rights, options, calls, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any Transferco Shares or Target Shares and neither Seller Parent nor Seller have any shares of capital stock or other equity or other Equity Securities or voting interests issued or outstanding or other Equity Securities in (i) the Target Entities except the Target Shares or (ii) Transferco except the Transferco Shares. Seller has no contractual obligation to issue or agree to issue any shares of capital stock or voting securities of, or other equity in Transferco or the Target Entities. All issued and outstanding shares or other Equity Securities or voting interests of Transferco and each Target Entity are beneficially owned, directly or indirectly, by Seller Parent, free and clear of preemptive rights and all Liens, other than Permitted Liens. None of the Transferco Shares nor the Target Shares have been issued in violation of any applicable securities laws, except as would not be, and which would not reasonably be expected to be, material to Transferco and the Target Entities, taken as a whole.

 (g)           There are no outstanding bonds, debentures, notes or other obligations, indebtedness or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with respect to the Transferco Shares or Target Shares.

 (h)           There are no voting trusts, voting agreements or other agreements, commitments, understandings or other obligations of Transferco or Target Entity, or to which Transferco or any Target Entity (or, to Seller Parent’s Knowledge, any shareholder of Seller or Affiliate thereof) is otherwise bound, to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock or any other equity interests of Transferco or any Target Entity.

 (i)            None of Transferco nor the Target Entities are a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract including any contract relating to any transaction or relationship between or among Transferco or the Target Entities on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand.

 (j)            All dividends or other distributions on the shares, units, membership interests or other Equity Securities of Transferco or each Target Entity, as applicable, which have been authorized and declared and are payable to any Person other than Playa Seller or any other subsidiary of Playa Seller prior to the date of this Agreement have been paid in full (and there are no such dividends that have been publicly announced but which are not yet due and payable).

 (k)            (i) Transferco and each of the Target Entities is, and in the past three (3) years has been, in compliance with all Applicable Laws, and (ii) during the past three (3) years, neither Transferco nor a Target Entity has received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation or failure to comply with Applicable Law, except in the case of each of clause (i) and (ii) for non-compliance or violations which have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect. To Seller Parent’s Knowledge, there is no investigation, examination, audit or review by any Governmental Authority pending or threatened in writing with respect to Transferco or any Target Entity. Transferco and each Target Entity has all permits, licenses, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances of any Governmental Authority necessary to conduct Transferco’s and the Target Entities’ business, as applicable, substantially as it is being conducted as of the date of this Agreement (each, a “Permit”), except as would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect. None of Transferco nor any Target Entity has received written notice or other written communication that any Permit will be terminated, revoked, suspended, cancelled or modified or cannot or will not be renewed, except which would not, individually or in the aggregate, have, or reasonably be expected to have, a Playa Acquisition Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending Actions or, to Seller Parent’s Knowledge, Actions threatened in writing that would reasonably be expected to result in modification, termination, suspension, cancellation or revocation thereof, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Playa Acquisition Material Adverse Effect. To Seller Parent’s Knowledge, in the past three (3) years, Transferco and the Target Entities have been in compliance with the terms and requirements of such Permits except for non-compliance or violations which would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (l)             Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, (i) there is no Action pending or, to Seller Parent’s Knowledge, threatened in writing against Transferco or any Target Entity before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or other Person and (ii) none of Transferco, any Target Entity nor any of the Real Property is subject to or bound by any outstanding order of any Governmental Authority specifically imposed upon Transferco or any Target Entity. As of the Effective Date, there is no Action pending against, or to Seller Parent’s Knowledge, threatened in writing, to which Transferco or any Target Entity is a party (or of which they have received notice) seeking to prevent, hinder, modify, impair or challenge the Transaction or the Playa Acquisition.

 (m)           The applicable Target Entities own marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to the Owned Real Property. Schedule 6.1(m) sets forth a true and complete list of the Owned Real Property and the Target Entity which owns such Owned Real Property. To Seller’s Knowledge, Schedule 6.1(m) sets forth a true and complete list of all leases pursuant to which Transferco or any Target Entity is a tenant of real property as of the date of this Agreement and Transferco or the Target Entity, as applicable, which is the tenant under each such lease (the “Leased Real Property”). In each case, such Real Property is owned or leased, as the case may be, free and clear of Liens, except for Permitted Liens. Neither Transferco nor Target Entity is a tenant of real property pursuant to a ground lease. To Seller Parent’s Knowledge, except as would not be material to any Real Property, no Person or tenant other than Transferco or the Target Entities, as applicable, has any right to use or occupy all or any portion of such Real Property. To Seller Parent’s Knowledge, true, correct and complete copies of each lease for Leased Real Property (a “Lease”) have been made available to Purchaser prior to the date hereof. All Leases are in full force and effect and are enforceable against Transferco and each Target Entity, as applicable, that is a party thereto, and to Seller Parent’s Knowledge, the other parties thereto, in accordance with their respective terms. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect: (i) neither Transferco nor any Target Entity has received any written claim or notice of material breach or material default under any such Lease or any written notice of any party’s intent to cancel or terminate any Lease, and (ii) to Seller Parent’s Knowledge, no event has occurred which individually or together with other events would reasonably be expected to result in a material breach or a material default under any Lease by Transferco or any Target Entity as party thereto (in each case, with or without notice or lapse of time or both).

 (n)           Except as set forth on Schedule 6.1(n), to Seller Parent’s Knowledge, none of Seller, Transferco or any Target Entity has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of the Real Property, that would interfere in any material manner with the current use of the Real Property (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Real Property (assuming its continued use in the manner it is currently operated) or (ii) any Applicable Laws, including any zoning regulation or ordinance, building or similar Applicable Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Real Property (other than violations (A) of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Real Property legally non-conforming pursuant to such zoning regulations or ordinances or (B) that would not be material to the operation of such Real Property), which have not been cured or contested in good faith.

 (o)           Except (i) as set forth on Schedule 6.1(o), and (ii) for any statutory rights or statutory options to occupy or purchase any Real Property, in either case in favor of a Governmental Authority, none of Transferco or any Target Entity has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Real Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Real Property or any portion thereof or entered into any Contract for sale or letter of intent to sell any Real Property or any portion thereof.

 (p)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, Transferco and each Target Entity has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of Transferco or such Target Entity, free and clear of all Liens, other than Permitted Liens, and all such property is in good operating condition and repair (ordinary wear and tear expected) and is suitable for its present use.

 (q)           Transferco and the Target Entities (i) have duly and timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Tax Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) have timely paid (or had timely paid on its behalf) all material Taxes required to be paid by any of them, other than Taxes being contested in good faith and for which adequate reserves have been established in Playa Seller’s most recent financial statements contained in the Playa Seller SEC Reports. None of Transferco nor any Target Entity has waived any statute of limitations with respect to income Taxes or agreed to any extension of time with respect to any income Tax assessment or deficiency, other than automatic extensions to file a Tax Return granted in the Ordinary Course of Business.

 (r)            (i) There are no audits, examinations, claims, investigations by any Tax Authority or other proceedings ongoing, pending or threatened in writing with regard to any material Taxes or Tax Returns of Transferco or any Target Entity, including claims by any Tax Authority in a jurisdiction where Transferco or a Target Entity does not file a particular type of Tax Return or a particular Tax that Transferco or such Target Entity is required to file such Tax Returns or pay such Taxes and (ii) none of Playa Seller, Seller, Transferco or any Target Entity has requested or received a ruling from, or requested or entered into a binding agreement (including any “closing agreement” under Section 7121 of the Code or any advanced pricing agreement) with, the IRS or other Tax Authorities relating to Taxes.

 (s)           There are no Liens for Taxes upon any property or assets of Transferco or the Target Entities except for Permitted Liens described in clauses (i)(A) and (i)(B) of the definition of Permitted Lien.

 (t)            There is no Tax allocation or Tax sharing or similar Tax arrangement with respect to which Transferco or a Target Entity is a party (other than customary arrangements under commercial Contracts or borrowings entered into in the Ordinary Course of Business the primary subject matter of which is not Taxes).

 (u)           In the past three (3) years, none of Transferco or any Target Entity (i) has had a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident. None of Transferco or any Target Entity organized or incorporated outside the United States has elected under Section 897(i) of the Code to be treated as a “domestic corporation,” is or was a “surrogate foreign corporation” within the meaning of Section  7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code. None of Transferco or any Target Entity owns any real property located in the United States or the Virgin Islands.

 (v)           None of Transferco or any Target Entity has liability for Taxes of any Person (other than such Target Entity) (i) as a result of being a member of a fiscal unity (fiscale eenheid) in The Netherlands or under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of Applicable Law), (ii) as a transferee or successor or (iii) by operation of Applicable Law.

 (w)          None of Transferco or any Target Entity has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any transaction reportable under a similar or analogous provisions of state, local or non-U.S. Applicable Law.

 (x)           Schedule 6.1(x) sets forth if an election was made pursuant to IRS Form 8832 with respect to Transferco and each Target Entity and the effective date of such election, if applicable. Transferco and each Target Entity is properly treated as a disregarded entity for United States federal income purposes. As of immediately prior to the Closing, at least fifty percent (50%) of the members of the board of Transferco and any Dutch Target Entity are Dutch tax residents pursuant to Applicable Law.

 (y)           None of Transferco or any Target Entity is or has ever been part of a value-added Tax or similar group for indirect Tax purposes.

 (z)           None of Transferco or any Target Entity has any material liability in respect of escheat or unclaimed property.

 (aa)         During the last three (3) years, Transferco and each Target Entity has duly and timely withheld, paid and remitted all material Taxes required to have been withheld, paid and remitted in connection with any amounts paid by Transferco or the Target Entities to any vendor, employee, independent contractor, creditor, stockholder or other third party.

 (bb)        To Seller Parent’s Knowledge, Schedule 6.1(bb) sets forth a true and complete list of each material Company Plan, other than (x) offer letters on substantially the form provided to Purchaser prior to the date hereof that are “at will,” terminable without advance notice, severance or any other liability greater than that required under Applicable Law (if any), and that do not contain any transaction, retention or similar incentives, in each case, provided that the form of such offer letter is set forth in Schedule 6.1(bb) and any such offer letter that materially deviates from the scheduled form is separately scheduled and (y) any immaterial non-cash benefits provided to employees at worksites. Seller Parent has made available to Purchaser copies, as applicable, of (i) each Company Plan (including any amendments thereto and descriptions of all material terms of any such plan that is not in writing), (ii) the three most recent annual reports with accompanying schedules and attachments, (iii) the most recent summary plan description (and any summary of material modifications), (iv) the most recently received determination or opinion letter issued by the Internal Revenue Service and each currently pending application for a determination letter, (v) the three most recently prepared annual reports, actuarial reports, financial statements and trustee reports, and (vi) all material non-routine records, notices, filings and written communications concerning Internal Revenue Service or U.S. Department of Labor audits or investigations, of any Company Plan and any proposed Company Plan.

 (cc)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, (i) each Company Plan has been established, maintained, operated and administered in accordance with its terms and in accordance with the requirements of Applicable Law, and (ii) Transferco and each of the Target Entities, as applicable, have performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any material default or violation by any party to, any Company Plan.

 (dd)         No Company Plan is, and none of Transferco or any Target Entity or any other entity (whether or not incorporated) that, together with Transferco or any Target Entity, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA (each an “ERISA Affiliate”), maintains, contributes to, or participates in, or has at any time within the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability, whether fixed or contingent, with respect to, (i) any employee benefit plan subject to Title IV of ERISA, (ii) any multiemployer plan (within the meaning of ERISA Section 3(37) or ERISA Section 4001(a)(3)), (iii) any multiple employer pension plan or (iv) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

 (ee)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, (i) all payments, benefits, premiums and/or contributions required to have been made with respect to all Company Plans either have been made or have been accrued in accordance with the terms of the applicable Company Plan and Applicable Law, (ii) no Action has been made, commenced, is pending or, to Seller Parent’s Knowledge, is threatened in writing (including, without limitation, any audit or investigation by any Governmental Authority) with respect to any Company Plan or the assets or administrators thereof (other than for benefits payable in the Ordinary Course of Business), (iii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan, and none of Seller, Transferco or any Target Entity has engaged in any prohibited transaction, in any case that have not been corrected in full without further liability, and (iv) with respect to each Company Plan, (A) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Plan have occurred, and (B) no Lien has been imposed under the Code, ERISA or any other Applicable Law.

 (ff)           No Company Plan provides for, and none of Transferco or any Target Entity has any obligation to provide (whether pursuant to any Company Plan or otherwise), post-termination or retiree medical benefits (other than pursuant to subsidized coverage for a fixed period of time following certain qualifying terminations of employment or as required by Applicable Law) to any current or future retiree or former employee.

 (gg)         Neither the execution and delivery of this Agreement or any Closing Document nor the Closing will (either alone or together with any other event) (i) except as expressly provided in this Agreement, (A) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former Target Entity Service Provider, or (B) increase any benefits payable to any Target Entity Service Provider or trigger any other obligation under any Company Plan, (ii) result in any payment or benefit to any current or former Target Entity Service Provider which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code); or (iii) result in a “gross-up,” indemnification for, or payment to any Target Entity Service Provider for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax.

 (hh)         The obligations of Company Plans that provide health, welfare or similar insurance are fully insured by third-party insurers. No Company Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

 (ii)           With respect to each Company Plan, (i) such Company Plan has been established, maintained and administered in material compliance with their terms and all Applicable Laws of any controlling Governmental Authority and the requirements of such Company Plan’s governing documents and any applicable Labor Agreements, (ii) such Company Plan has obtained from the Governmental Authority having jurisdiction with respect to such Company Plan any required determinations, if any, that such Company Plan is in compliance in all material respects with the Applicable Laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Company Plan, (iii) neither the execution and delivery of this Agreement or any Closing Documents, nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any liability with respect to such Company Plan, (iv) no material Liability exists or could reasonably be expected to be imposed; and (v) all Company Plans that are required to be funded are funded in accordance with the applicable funding requirements, in each case except as has not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (jj)           (i) Seller Party has provided to Purchaser a materially true and complete list, as of the date of the Playa Purchase Agreement, of all Employees (listed by employee identification number) directly employed by Transferco and each of the Target Entities with respect to each Hotel and each employee’s job title, whether paid on an hourly or salary basis, salary amount or hourly wage, hire date, principal work location (the applicable Hotel), and if affiliated with any Union. To Seller Parent’s Knowledge, for each Hotel, none of Seller, Transferco, the Target Entities nor any of their Affiliates engage a third-party management company or similar Person to employ employees of the Hotels. The Target Entities do not directly engage any temporary or leased employees or individual independent contractors in any material manner at the Hotels. Except as set forth on Schedule 6.1(jj), no Target Entity is a party to, or bound by, any collective bargaining agreement or other Contract with a Union (including any side letter agreements, exhibits, or amendments thereto or any memoranda of understanding with any Union or any neutrality agreements) (a “Labor Agreement”), (ii) there are no negotiations or discussions (other than renegotiations or discussions in the Ordinary Course of Business) currently pending or occurring between any of the Target Entities and any Union regarding any Labor Agreement to amend or modify the same, (iii) in the last three (3) years there have been no decertification proceedings before a Governmental Authority, and (iv) no Union represents, to Seller Parent’s Knowledge purports to represent, or has filed a petition with a Governmental Authority to represent any Target Entity Service Provider with respect to their employment with any Target Entity. Except with respect to the Labor Agreements set forth on Schedule 6.1, to Seller Parent’s Knowledge, there are, and in the past three years have been, no material organizing activities by or of any Target Entity Service Providers with respect to their employment or engagement with any Target Entity. None of Seller, Transferco or any Target Entity is required under any Labor Agreement to notify or consult with any Union or Target Entity Service Provider relating to the transactions contemplated by this Agreement. To Seller Parent’s Knowledge, and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, there is, and in the last three (3) years has been, no unfair labor practice charge, labor arbitration, material grievance, strike, work stoppage, picketing, lockout, or other organized work disruption or material dispute pending, threatened in writing, or, to Seller Parent’s Knowledge, threatened orally against or affecting any Target Entity relating to their business.

 (kk)         There are no, and in the past three (3) years there have not been any, Actions pending, threatened in writing or, to Seller Parent’s Knowledge, threatened orally against any Target Entity in any forum by or on behalf of any present or former employee of any Target Entity, any applicant for employment, or any classes of the foregoing, alleging breach of any express or implied employment contract, violation of any Applicable Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of any Target Entity in connection with the employment relationship or otherwise arising out of or relating to any labor or employment-related practices of any Target Entity, in each case, which has had or would reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (ll)           In the past three (3) years, the Target Entities have been and are in compliance with (i) all Applicable Laws respecting labor, employment and labor or employment practices, joint employment, and terms and conditions of employment, including without limitation as relates to hiring, testing, background checks, training, collective bargaining, disability, accommodations, worker classification, immigration, health and safety, wages, hours, benefits, harassment, non-discrimination, retaliation, whistleblowing, leaves of absence, discipline, privacy, notice, records, termination, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes in respect thereof, and any other employment or labor related matters and (ii) all obligations of the Target Entities under any contract relating to employment, including any employment agreement, consulting agreement, severance agreement or Labor Agreement, except in each case in subsections (i) and (ii), any such noncompliance that would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect.

 (mm)       Except as set forth in Schedule 6.1(mm) or as would not, individually or in the aggregate, have, or reasonably be expected to have, a Playa Acquisition Material Adverse Effect:

 (i)           Transferco and the Target Entities are, and in the past three (3) years, have been, in compliance with all Environmental Laws.

 (ii)          The Target Entities have obtained and are in compliance with all Permits required under applicable Environmental Laws with respect to the operation of the Target Entities’ business as currently conducted, each of which is valid, binding and in full force and effect, with no Actions pending or, to Seller Parent’s Knowledge, threatened in writing that seek the revocation, cancellation, suspension or materially adverse modification of any such Permit.

 (iii)         In the past three (3) years, except for matters that have since been fully and finally resolved, none of Transferco or any Target Entity has received (i) any written request for information from any Person, or (ii) any Action, claim, order or notice from any Person that relates to any failure to comply with, violation of or liability under Environmental Laws or any applicable Permit required under applicable Environmental Laws.

 (iv)         No Action or claim is pending or, to Seller Parent’s Knowledge, threatened in writing against Transferco or any Target Entity under any Environmental Laws.

 (v)          To Seller Parent’s Knowledge, there are no Hazardous Substances present at the Real Property or any location to which Transferco or any Target Entity has arranged, by Contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Substances, except in compliance with all applicable Environmental Laws.

 (vi)         To Seller Parent’s Knowledge, Seller Parent has made available to Purchaser copies of all material assessments, studies, and reports in its possession related to the environmental condition of the Real Property or to Transferco’s or the Target Entities’ compliance with Environmental Laws in the past three (3) years, including all Phase I and Phase II environmental site assessments.

 (nn)         Schedule 6.1(nn) sets forth a true, correct and complete list of each of the following Contracts (together with any amendments, supplements or modifications thereto) (excluding Company Plans) to which Transferco or any Target Entity is bound (the “Target Entity Contracts”):

 (i)            any Contract that purports to limit the localities in which Transferco’s or the Target Entities’ businesses are conducted in any manner, or the ability of Transferco or the Target Entities to compete with any Person or in any business, including any non-compete agreements or agreements limiting the ability of Transferco or any Target Entity to solicit customers or employees or other Persons, in each case of the foregoing, in any material respect;

 (ii)          any Contract that contains any exclusivity, “most favored nation”, “take or pay”, minimum requirements, right of first refusal or offer or other similar provisions, which is material to Transferco and the Target Entities taken as a whole;

 (iii)         any Contract providing for franchising, membership, rewards or management of the business of Transferco or the Target Entities which is material to Transferco and the Target Entities taken as a whole, and, to the extent not included in the foregoing, any franchise agreements to which Transferco or any Target Entity is a party;

 (iv)         any Contract (A) which contemplates consideration in excess of $30 million with respect to the acquisition or disposition of any Person, or any of its assets or Equity Securities, or any line or business directly or indirectly and whether by way of merger, acquisition of Equity Securities or acquisition of assets, (B) that is for the acquisition or disposition directly or indirectly (by merger or otherwise), of assets or capital stock or other Equity Securities of any Person, pursuant to which Transferco or any Target Entity has continuing “earn out” or other contingent payment or performance obligations, indemnifications or other obligations outstanding, or (C) that obligates Transferco or any Target Entity to provide funds or make any investment in (in each case in the form of a loan, capital contribution, subscription or similar transaction) any Person in excess of $5 million;

 (v)          any Contract with respect to the settlement of any litigation, proceeding or claim or other Action that materially restricts or imposes material continuing obligations (aside from confidentiality obligations) upon Transferco or the Target Entities;

 (vi)         any Contract or agreement (i) under which Transferco or any Target Entity has created, incurred, assumed or guaranteed any indebtedness in an amount exceeding $10 million or (ii) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (except for leases and Contracts relating to indebtedness disclosed pursuant to clause (i)) on any Real Property that is material to Playa Seller and its subsidiaries, including Transferco and the Target Entities, taken as a whole;

 (vii)        any Contract that is related to the governance or operation of (or establishing) any joint venture, partnership, profit sharing, strategic alliance or similar arrangement, other than such Contract (x) between or among any of Playa Seller and its subsidiaries, including the Target Entities or (y) among Transferco or Target Entities;

 (viii)       any Contract between Transferco, any Target Entity and any third party that provides for or relates to any currency, interest, hedging, derivatives or similar arrangements (other than non-speculative hedges or forward Contracts entered into in Transferco’s or the Target Entities’ ordinary course of business);

 (ix)          any Contract for the employment or engagement of any Target Entity Service Provider, which, for the avoidance of doubt, shall not include standard offer letters on substantially the form provided to Purchaser that are “at will” terminable without advance notice, severance or any other liability greater than that required under Applicable Law (if any), and that do not contain any transaction, retention or similar incentives, in each case, provided that the form of such offer letter is set forth on Schedule 6.1(nn)(ix), (A) providing annual target compensation above $300,000, (B) providing for payment of any compensation or benefits upon or in connection with the consummation of the Transaction or (C) to the extent the Target Entity Service Provider is located in the United States, providing for any severance, termination or notice payments or benefits upon a termination of the applicable Target Entity Service Provider’s employment or other service with the Target Entity unless such payments or benefits are required by Applicable Law or Labor Agreement;

 (x)           any indemnification agreement with any director or officer of Transferco or any Target Entity, other than to the extent on substantially the same form as the standard form made available to Purchaser; and

 (xi)          any Labor Agreement; and

 (xii)         any Contract containing a put, call, right of first refusal or offer a similar right pursuant to which Transferco or any Target Entity could be required to purchase or sell Equity Securities of another Person.

 (oo)         Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, (i) none of Transferco, any Target Entity or any of its Affiliates has received any written claim or notice of breach of or default under any such Target Entity Contract or any written notice of intent to cancel or terminate any Target Entity Contract, and (ii) Transferco and each Target Entity has performed all obligations required to be performed by it under each Target Entity Contract and no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Target Entity Contract by Transferco or any Target Entity as party thereto (in each case, with or without notice or lapse of time or both). To Seller Parent’s Knowledge, true, correct and complete copies of each Target Entity Contract have been made available to Purchaser. All Target Entity Contracts are valid, binding and in full force and effect against Transferco or such Target Entity, as applicable, that is a party thereto and, to Seller Parent’s Knowledge, the other parties thereto, in accordance with their respective terms, subject only to the Enforceability Exceptions.

 (pp)         Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Playa Acquisition Material Adverse Effect, (i) Transferco and the Target Entities maintain insurance policies as required by Applicable Law, (ii) there is no claim by Transferco or any Target Entity pending under any such insurance policies which has been denied or disputed by the insurer, (iii) all such insurance policies with respect to the business and assets of Transferco and the Target Entities are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (iv) no written notice of cancellation or termination has been received by Transferco or any Target Entity with respect to any such insurance policy other than in connection with ordinary course renewals and (v) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder.

 (qq)        Since April 28, 2019, (a) Transferco and the Target Entities have complied in all material respects with all applicable Anti-Corruption Laws, and (b) none of Transferco, any Target Entity or any Person acting on Transferco’s or any Target Entity’s behalf has offered, given, authorized, or promised, anything of value, directly or indirectly, to any Person, including to any Public Official, for the purpose of (i) improperly influencing any official act or decision of such Person, (ii) inducing such Person to do or omit to do any act in violation of a lawful duty or (iii) securing any improper benefit or favor for Transferco or the Target Entities or in connection with this Agreement. The Target Entities and Transferco maintain policies and procedures designed to ensure compliance with Anti-Corruption Laws. None of Transferco or any Target Entity has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental entity or agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Law. To Seller Parent’s Knowledge, since April 28, 2019, none of Transferco, any Target Entity or any Person acting on its or Transferco’s or any Target Entity’s behalf has received any written notice, request, or citation from a Governmental Authority for non-compliance with any of the foregoing of this Section 6.1(qq).

 (rr)          Transferco, the Target Entities, their respective officers and directors, and, to Seller Parent’s Knowledge, any employees, agents, and other third-party representatives acting on behalf of Transferco and the Target Entities, are currently, and have been since April 24, 2019, in compliance with all applicable Economic Sanctions/Trade Laws and have not been a Sanctions Target. Neither Transferco, the Target Entities nor any of their respective officers, directors, or employees, nor, to Seller Parent’s Knowledge, any agents or other third-party representatives acting on behalf of Transferco or the Target Entities, are currently, or have been since April 24, 2019 operating or conducting business in or with a Sanctioned Country, or participating in any transaction or otherwise engaging in dealings with any Sanctions Target to the extent such activities violate applicable Economic Sanctions/Trade Laws.

 (ss)         None of Seller Parent or, to Seller Parent’s Knowledge, any employees, agents, officers, directors, and other third-party representatives acting on its behalf, but in each case to the exclusion of any Person holding publicly held shares in any of the foregoing, (i) is a Sanctions Target, (ii) has, in connection with this Agreement or the Playa Acquisition, engaged in any activity, practice, or conduct in violation of any Economic Sanctions/Trade Law, Anti-Corruption Law or except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Anti-Money Laundering and Anti-Terrorism Law.

 (tt)           Other than the Seller Parent’s Consultant, there is no investment bank, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller Parent or Seller in connection with the Transaction or who is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Target Entities or any of its Affiliates in connection with the Transaction in each case, for which Purchaser or its Affiliates (including, following the Closing, Transferco or any Target Entity) could become liable or obligated.

 (uu)         All financial and operating information relating to the Hotels and provided or made available to Purchaser by or on behalf of Seller Parent has, to Seller Parent’s Knowledge, been derived, in all material respects, from the books and records maintained by Playa Seller or its Affiliates (the “Playa Books and Records”). To Seller Parent’s Knowledge, the Playa Books and Records fairly present, in all material respects, the financial condition and results of the operations of the applicable Hotel for the periods indicated therein.

 (vv)         Except (i) as disclosed, reflected or reserved against in the financial statements contained in the Playa Seller SEC Reports as of March 31, 2025, or disclosed in the footnotes to such financial statements, in each case set forth in the Playa Seller’s report on Form 10-Q for the fiscal quarter ended March 31, 2025, (ii) as incurred in connection with this Agreement or the Transaction (other than Transferco’s breach or default of, any applicable covenants and agreements under, this Agreement or the Transaction Documents), (iii) for Liabilities incurred in the ordinary course of business consistent with past practice in all material respects since March 31, 2025 (other than Liabilities for breach or default under any Contract), (iv) for Liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (v) those Liabilities set forth on Schedule 6.1(vv), Transferco does not have any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected or reserved on a balance sheet of Transferco. For purposes of this Section 6.1(vv) only, “Liability” means any liabilities, debts or other obligations, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, and whether due or to become due or otherwise.

6.2            Survival. All representations and warranties of Seller Parent under this Agreement shall merge into the Closing Documents.

6.3            Limitations on Liability.

 6.3.1  Limitations on Liability.

 (a)           Other than Fraud, the Parties acknowledge and agree that, after the Closing, each Party shall have no claim against the other Party for any breaches of the representations and warranties contained in this Article VI. Notwithstanding anything to the contrary in this Agreement but subject, in each case, to the final sentence of this Section 6.3.1, the Parties acknowledge and agree that, after the Closing, neither Party shall have a claim against the other Party for any breaches of covenants contained in this Agreement (A) to the extent that the aggregate amount of all Losses incurred by such Party for which such Party would otherwise be entitled to indemnification or reimbursement (i) does not exceed an amount equal to One Million Dollars ($1,000,000.00) (the “Basket”) (in which event, the applicable claim shall be actionable from the first dollar), and/or (ii) exceeds an amount equal to Twenty Million Dollars ($20,000,000) (the “Cap”) and (B) unless such Party has given the other Party written notice of such claim, stating in reasonable detail the factual basis for such claim and providing supporting documentation for the claim, within the Survival Period; provided, however, in no event shall any amounts paid or payable (i) pursuant to Section 7.1.2(e), Section 7.1.2(g), Section 7.1.2(i), Section 7.1.2(j), Section 7.2.2(c), Section 7.2.2(d), Section 7.2.2(f), Section 7.2.2(g), this Section 6.3, Section 7.8, Section 7.12, Article X, Section 13.1 and/or Section 14.5 or (ii) resulting from Fraud (collectively, the “Carved Out Matters”), be subject to, or count against, the Basket or the Cap in any way. All Liabilities and obligations under the covenants of each Party contained in this Agreement shall lapse and be of no further force or effect after the last day of the Survival Period, except with respect to any matter contained in a claim notice described in item (B) above delivered to a Party on or before the last day of the Survival Period. Except for claims with respect to the Carved Out Matters, the limitations set forth in this Section 6.3 and Section 14.5 shall be the sole and exclusive remedy of a Party for post-Closing obligations of the other Party. Notwithstanding anything in this Agreement to the contrary, except for any claims with respect to the Carved Out Matters, Purchaser acknowledges and agrees that neither it nor any other Purchaser Indemnitee shall be entitled to make any claim or seek any remedy under this Section 6.3.1 if (x) Purchaser or such Purchaser Indemnitee had Knowledge of any failure by Seller Parent to perform or comply with any covenant, agreement or obligation of Seller Parent contained in this Agreement on or prior to Closing, (y) such failure gave rise to or resulted in a termination right in favor of Purchaser under this Agreement (including pursuant to Section 12.1) and (z) Purchaser elected not to terminate this Agreement in connection therewith. Further, the Parties acknowledge and agree that nothing set forth in this Section 6.3.1 shall apply to or be deemed to limit or restrict any payments required pursuant to the terms of the Earnout Schedule.

 (b)          Notwithstanding anything in this Agreement to the contrary, with respect to any claim for indemnification pursuant to Section 7.2.2(c)(iv) (or any other claim for indemnification under any provision this Agreement with respect to a Carved Out Matter that solely relates to Transferco and its assets, properties and liabilities) (a “Transferco Claim” and any Losses arising out of or related to any such Transferco Claim, the “Transferco Claim Losses”), if a Purchaser Indemnitee has made or reasonably expects to make, after a reasonable determination of the available facts and circumstances, a claim for indemnification to Seller Parent, Purchaser shall use commercially reasonable efforts to pursue any such claim against the R&W Insurance Policy; provided, that with respect to any Transferco Claim, to the extent the insurance under the R&W Insurance Policy is not available to cover all or a portion of such Transferco Claim Loss because the then-applicable “retention” under or applicable to the R&W Insurance Policy has not yet been fully exhausted, then, to the extent such Transferco Claim would still not be fully exhausted after giving effect to such Transferco Claim, (i) the obligations of the Purchaser Indemnitees to seek to recover insurance amounts with respect to such portion of such Transferco Claim Loss under this Section 6.3.1(b) shall be to (A) provide notice of such Transferco Claim to the insurers under the R&W Insurance Policy in accordance with the terms thereof, (B) take such actions that are reasonably necessary or reasonably advisable to preserve (and not knowingly waive) the Transferco Claim under the R&W Insurance Policy and (C) keep Seller Parent regularly advised on the progress of the claim and any material or substantive communications from the insurer in respect thereof, and (ii) the Purchaser Indemnitee may seek recovery of such Transferco Claim Loss from the Seller Parent in accordance with this Agreement but only for that portion of such Transferco Claim Loss that would exhaust the then-remaining “retention” amount under or applicable to the R&W Insurance Policy. Solely with respect to any Transferco Claim Loss that is (1) recoverable under the R&W Insurance Policy and (2) in excess of any then-applicable “retention” amount under or applicable to the R&W Insurance Policy, it is acknowledged and agreed that the Purchaser Indemnitees shall first use commercially reasonable efforts to recover such portion of such Transferco Claim Loss from the insurers under, and in accordance with, the R&W Insurance Policy (including by responding to requests from such insurers for information that is in the possession of or reasonably obtainable by any of the Purchaser Indemnitees or that can be reasonably obtained from Seller Parent or its Affiliates (and is provided by Seller Parent or its Affiliates) and otherwise reasonably cooperating in good faith with such insurers with respect to such claim), and only (x) if such insurers under the R&W Insurance Policy notify the Purchaser Indemnitees in writing that such Loss is not recoverable under the R&W Insurance Policy or that they will not pay for all or any portion of such Loss under the R&W Insurance Policy or (y) it is determined by a court of competent jurisdiction in a final, non-appealable judgment or by mutual written agreement of the applicable Purchaser Indemnitees and Seller Parent, acting reasonably (after consultation with the applicable insurers under the R&W Insurance Policy) that such Loss is not recoverable under the R&W Insurance Policy, then the Purchaser Indemnitee may seek recovery of any remaining unpaid amounts of such Loss from the Seller Parent and any actual out-of-pocket costs and expenses that are reasonably incurred by the Purchaser Indemnitees in connection with pursuing such recovery under the R&W Insurance Policy and against Seller Parent. In connection with any Transferco Claim that is pursued in accordance with the terms hereof, Purchaser shall provide of a copy of the claim made to the applicable insurers under the R&W Insurance Policy, as well as any interim and final determinations by such insurers with respect to coverage for such claim, and shall otherwise keep Seller Parent regularly advised on the progress of such claims and material or substantive communications from such insurers in respect thereof, including responding to requests for updates as received from Seller Parent. For the avoidance of doubt, in no event shall Seller Parent bear any liability associated with the “retention” under the R&W Insurance Policy for any matters that are not Transferco Claims.

 (c)          Additionally, if a Purchaser Indemnitee recovers an indemnifiable Transferco Claim Loss pursuant to this Agreement both from (i) the insurers under the R&W Insurance Policy and (ii) Seller Parent, such that the aggregate amount recovered and received by any of the Purchaser Indemnitees in respect of such Transferco Claim exceeds the amount of such Transferco Claim Loss, Purchaser shall cause the Purchaser Indemnitees to promptly remit to Seller Parent an amount equal to (x) the sum of the aggregate amount of Losses recovered from the insurers on account of the applicable Transferco Claim and the amount paid by Seller Parent with respect to such Transferco Claim, minus (y) the amount of the applicable Transferco Claim Loss (together with any actual out-of-pocket costs and expenses that are reasonably incurred by the Purchaser Indemnitees in connection with pursuing such recovery under the R&W Insurance Policy), provided, no such payment shall be made by the Purchaser Indemnitee if the foregoing amount is zero or a negative number and further provided, the amount of the payment to Seller Parent shall not exceed the amount paid by Seller Parent to the applicable Purchaser Indemnitees with respect to the applicable Transferco Claim. Notwithstanding anything to the contrary contained in this Section 6.3.1, any Purchaser Indemnitee shall have the right to make a claim against Seller Parent with respect to any Transferco Claim that may be recoverable under the R&W Insurance Policy for purposes of preserving their right to make such indemnification claim prior to the expiration of any applicable survival periods. For the avoidance of doubt, to the extent a Transferco Claim is either (A) not a recoverable claim under the R&W Insurance Policy, as determined by (1) a written determination from the insurers under the R&W Insurance Policy, (2) a final, non-appealable judgment from a court of competent jurisdiction or (3) the mutual written agreement of the applicable Purchaser Indemnitees and Seller Parent, acting reasonably, or (B) would be a recoverable claim under the R&W Insurance Policy, but the Maximum Insurance Coverage has been fully paid by the insurers thereunder (i.e., the aggregate Losses recovered under the R&W Insurance Policy have reached the maximum insurable amount thereunder and there are no other amounts available for recovery under the R&W Insurance Policy), Seller Parent shall remain liable for all Losses in respect of such Transferco Claim that are not recoverable and/or actually satisfied under the R&W Insurance Policy pursuant to, and in accordance with, the terms of this Agreement.

 6.3.2  R&W Insurance Policy and Cooperation.

 (a)           Purchaser shall obtain the R&W Insurance Policy, which shall include insurance coverage of at least $200,000,000, in the aggregate (the “Maximum Insurance Coverage”). The R&W Insurance Policy shall at all times expressly provide that: (i) the insurer of such R&W Insurance Policy shall have no, and shall waive and not pursue any and all, subrogation rights or contribution rights or any other rights (including rights acquired by assignment) against any Seller Indemnitees, except in the case of claims against Seller Parent for Fraud, (ii) the Seller Indemnitees shall be third-party beneficiaries of such waiver and shall be entitled to enforce such waiver as if each Seller Indemnitee were a party thereto, and (iii) none of Purchaser or its Affiliates shall have any obligation to pursue any claim against Seller Parent or any other Seller Indemnitee in connection with any Loss. Purchaser shall cause each insured party under the R&W Insurance Policy not to waive, amend, modify or otherwise revise any provision related to the foregoing clauses (i) through (iii), or allow any such provision to be waived, amended, modified or otherwise revised (or to take any action or agree to any action which has a similar effect), in each case in any manner adverse to any Seller Indemnitee (or any direct or indirect, past or present, shareholder, member, partner, stockholder, employee, director or officer (or the functional equivalent of any such position) of such Seller Indemnitee), without the prior consent of Seller Parent, which such consent may be withheld in Seller Parent’s sole and absolute discretion.

 (b)           Seller Parent shall reasonably cooperate with Purchaser’s pursuit of the R&W Insurance Policy; provided, Purchaser shall be solely responsible for payment of the premium, commissions, fees (including any diligence or underwriting fees), Taxes and other costs and expenses of procuring and maintaining the R&W Insurance Policy (including brokerage commissions and fees).

 (c)            Notwithstanding anything to the contrary in this Agreement, from and after the Closing, the Purchaser Indemnitees’ sole and exclusive remedy with respect to any and all claims arising from an inaccuracy in or breach of the representations and warranties made by Seller Parent in this Agreement (other than Seller Parent’s Fraud), regardless of the legal theory under which such Liability may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be exclusively to make a claim under the R&W Insurance Policy. In furtherance of the foregoing, Purchaser hereby waives, and will cause the other Purchaser Indemnitees to waive, from and after the Closing, other than with respect to Seller Parent’s Fraud, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action any such Purchaser Indemnitee may have against the Seller Indemnitees based upon or arising under any federal, state, local or foreign law or otherwise, in each case relating (directly or indirectly) to any inaccuracy in or breach of the representations and warranties made by Seller Parent in this Agreement. For the avoidance of doubt, the Seller Indemnitees shall have no Liability for any inaccuracy in or breaches of representations and warranties contained in this Agreement, but shall continue to have liability for any Carved Out Matter, in the event that: (i) the R&W Insurance Policy is not in effect on the Closing Date for any reason; (ii) the R&W Insurance Policy is terminated or cancelled or becomes null and of no effect at any time on or after the Closing Date for any reason; or (iii) the R&W Insurance Policy provider refuses, omits, is unable to or delays to make any payment under the R&W Insurance Policy for any reason, whether or not the R&W Insurance Policy provider is in default or not under the R&W Insurance Policy.

 6.3.3  The provisions of this Section 6.3 shall survive the Closing indefinitely.

6.4            Purchaser’s Representations and Warranties. To induce Seller Parent and Seller to enter into this Agreement and to consummate the Transaction, Purchaser hereby makes the representations and warranties in this Section 6.4 upon which Purchaser acknowledges and agrees that Seller Parent and Seller are entitled to rely.

 6.4.1  Organization and Power. Purchaser is duly incorporated or formed (as the case may be), validly existing, in good standing in the jurisdiction of its incorporation or formation, and is qualified to do business in the jurisdiction in which the Owned Real Property is located, and has all requisite power and authority to own the Target Entities and the Owned Real Property and to operate the Business, except for any failure to be so organized, existing and in good standing and obtain any licenses, authorizations, permits, consents and approvals required to operate the Business the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

 6.4.2  Authority and Binding Obligation. (i) Purchaser has full power and authority to execute and deliver this Agreement and all other documents to be executed and delivered by Purchaser pursuant to this Agreement (the “Purchaser Documents”), and to perform all obligations of Purchaser arising under each of the Purchaser Documents, (ii) the execution and delivery by the signer on behalf of Purchaser of each of the Purchaser Documents, and the performance by Purchaser of its obligations under each of the Purchaser Documents, has been duly and validly authorized by all necessary action by Purchaser, and (iii) each of the Purchaser Documents, when executed and delivered, will constitute the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except to the extent Seller Parent itself is in default thereunder.

 6.4.3  Consents and Approvals; No Conflicts.

 (a)           No filing with, and no permit, authorization, consent or approval of, any Governmental Authority or other Person is necessary for the execution or delivery by Purchaser of any of the Purchaser Documents, the performance by Purchaser of any of its obligations under any of the Purchaser Documents, or the consummation by Purchaser of the transaction described in this Agreement, other than compliance with any applicable requirements of the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico, and any consents, approvals, orders, authorizations, registrations, declarations, filings or notices the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

 (b)           The execution, delivery and performance by Purchaser of this Agreement or any of the Closing Documents, as applicable, and the consummation of the Transaction will not (a) contravene, conflict with or result in any violation or breach of any provision of the Purchaser’s organizational or governing documents; (b) result in a violation or breach of or constitute a default under any Contract to which Purchaser is a party or by which any of Purchaser’s assets or properties are subject; or (c) violate or conflict with any Applicable Law, other than, in the case of the foregoing clauses (b) and (c), any such violation or conflict that would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

 6.4.4  Finders and Investment Brokers. Other than the Purchaser’s Consultant, Purchaser has not dealt with any Person who has acted, directly or indirectly, as a broker, finder, financial adviser or in such other capacity for or on behalf of Purchaser in connection with the Transaction in any manner which would entitle such Person to any fee or commission in connection with this Agreement or the Transaction.

 6.4.5  Pending Litigation. There are no actions, suits or proceedings pending or, to the Purchaser’s Knowledge, threatened against the Purchaser, at law or in equity, or before any Governmental Authority, except as would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

 6.4.6  Bankruptcy Actions. Purchaser has not filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Purchaser’s creditors or suffered the appointment of a receiver to take possession of any of Purchaser’s property.

 6.4.7  Anti-Terrorism Laws.

 (a)           None of Purchaser or, to Purchaser’s Knowledge, its employees, agents, officers, directors, and other third-party representatives acting on its behalf is, in connection with this Agreement, in violation of any Applicable Laws relating to terrorism, money laundering or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Action of 2001, Public Law 107-56 and Executive Order No. 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) (the “Executive Order”) (collectively, the “Anti-Money Laundering and Anti-Terrorism Laws”), except as would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

 (b)           Purchaser understands and acknowledges that Seller may become subject to further anti-money laundering regulations, and agrees to execute instruments, provide information, or perform any other acts as may reasonably be requested by Seller Parent, for the purpose of: (i) carrying out due diligence as may be required by Applicable Law to establish Purchaser’s identity and source of funds; (ii) maintaining records of such identities and sources of funds, or verifications or certifications as to the same; and (iii) taking any other actions, in each case to the extent required for Seller to comply with and remain in compliance with applicable Anti-Money Laundering and Anti-Terrorism Laws; provided, however, that, unless required by Applicable Law, (a) Purchaser’s or its Affiliates’ non-controlling fund investors shall not be required to provide additional information and (b) Purchaser shall not be required to make disclosures with respect to Purchaser’s or its Affiliates’ non-controlling fund investors (for purposes of this clause (iv), “control” shall have the meaning ascribed to such term in the definition of “Affiliate” in this Agreement).

 (c)           Purchaser is not, and is not acting on behalf of, a Sanctions Target, and the monies used in connection with this Agreement and amounts committed with respect thereto, are not derived from any Sanctions Target or any activities that contravene any applicable Anti-Money Laundering and Anti-Terrorism Laws or Anti-Corruption Laws.

 6.4.8  Financing.

 (a)           Purchaser has delivered to Seller Parent true, correct and complete copies of (i) the executed commitment letter, dated as of the date hereof, by and among Purchaser and the Debt Financing Sources party thereto and (ii) the fee letters, dated as of the date hereof (which may be customarily redacted solely with respect to fee amounts, pricing, “market flex” and pricing cap; provided that Purchaser represents and warrants that any redacted provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) or provide for a reduction in the quantum of financing available necessary to consummate the Transaction), by and among Purchaser and the Debt Financing Sources party thereto (collectively, the “Debt Commitment Letter”), pursuant to which such Debt Financing Sources have agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein for the purposes, among other things, of consummating the transactions contemplated by this Agreement (the “Debt Financing”). The Debt Commitment Letter constitutes the valid, binding and enforceable obligation of the Purchaser and, to the Knowledge of the Purchaser, the Debt Financing Sources party thereto, enforceable against such Debt Financing Sources in accordance with its terms, in each case, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

(b)            Purchaser has delivered to Seller Parent true, correct and complete copies of the executed commitment letters from certain Affiliates of Purchaser (the “Equity Financing Sources”), each dated as of the date hereof (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”), relating to the commitment of the Equity Financing Sources, upon the terms and subject to the conditions thereof, to invest in Purchaser, directly or indirectly, the full amount of the cash equity financing stated therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(c)            No amendment or modification to the Commitment Letters is contemplated, other than any such amendment or modification permitted by Section 7.10(c). As of the date of this Agreement, no commitment contained in the Commitment Letters has been withdrawn, rescinded or terminated and each Commitment Letter is in full force and effect. There are no side letters, agreements, contracts or other arrangements that have not been provided to Seller Parent (other than any agreement to which Seller Parent is a party) related to the Financing that could adversely affect the availability of the Financing on the Closing Date. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the Debt Financing Sources party thereto to make the full amount of the Debt Financing available to Purchaser on the terms set forth in the Debt Commitment Letter. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Equity Financing available to Purchaser on the terms in the Equity Commitment Letters.

(d)            Purchaser has fully paid (or caused to be paid) all fees (including commitment fees) in connection with the Financing that are due and payable on or prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser (or to Purchaser’s Knowledge, any other party thereto) under any term, or a failure of any condition, of any of the Commitment Letters that would be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable that is necessary for the Required Amount (as defined below). As of the date hereof, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it that are within its control.

(e)            Assuming the conditions set forth in Article VIII are satisfied at the Closing and assuming the accuracy of Seller Parent’s representations and warranties set forth in this Agreement and the performance by Seller Parent of its obligations under this Agreement, and assuming the Financing is funded in accordance with the Commitment Letters, the aggregate amount of the Financing, when taken together with available cash of Purchaser, is sufficient to pay all amounts payable by Purchaser pursuant to Article III, all of its fees and expenses in order to consummate the Transaction and all other payment obligations hereunder (and under the Commitment Letters and any fee arrangements related thereto) and to consummate the Transaction, in each case, on the Closing Date (collectively, the “Required Amount”). Purchaser acknowledges that Purchaser’s obligations under this Agreement are not conditioned or contingent upon Purchaser obtaining financing, from a third party, Affiliate or otherwise.

6.5            Effect of Seller Parent’s Knowledge. If Seller Parent has Knowledge prior to the Closing of a breach of any representation or warranty made by Purchaser in this Agreement that would entitle Seller Parent to terminate this Agreement and Seller Parent nevertheless elects to close the Transaction, such representation or warranty by Purchaser with respect to such matter shall be deemed to be modified to reflect Seller Parent’s Knowledge.

6.6            Survival. All representations and warranties of Purchaser under this Agreement shall survive the Closing and shall not merge into any of the Closing Documents.

Article VII
COVENANTS AND RELEASES

7.1            Confidentiality.

 7.1.1  Disclosure of Confidential Information; Public Announcements.

(a)            Except as otherwise expressly set forth herein or in the Confidentiality Agreement, Purchaser and Seller Parent shall keep confidential and not make any public announcement or disclose to any Person the existence or any terms of this Agreement or the Transaction Documents, including pursuant to the terms of that certain Letter Agreement re: Joinder to Confidentiality & Non-Disclosure Agreement, dated as of December 28, 2024, by and between KSL Capital Partners, LLC and Hyatt Hotels Corporation (as may be amended, modified, or supplemented from time to time pursuant to the terms thereof) (the “Confidentiality Agreement”), which shall be treated as “Confidential Information” thereunder; provided that the Parties shall be permitted to record any documents that are expressly required to be recorded in accordance with the terms hereof and/or the terms of the Side Letter in connection with the Transaction.

(b)            Neither Seller Parent nor Purchaser shall, and each shall cause its respective Affiliates not to, issue a press release with respect to this Agreement, the Transaction and/or the terms thereof without the prior written consent of the other Party, except such release or announcement as may be required by Applicable Law or the rules and regulations of any stock exchange upon which the securities of any Affiliate of Seller Parent or any Affiliate of Purchaser are listed, in which case the Party required (or whose Affiliate is required) to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (i) Seller Parent is permitted to report and disclose the status of this Agreement and the Transaction from time to time to Seller Parent’s employees, customers, suppliers and other business relations, in each case, who are subject to customary confidentiality undertakings, and (ii) Purchaser is permitted to report and disclose the status of this Agreement and the Transaction to (w) its direct or indirect limited partners or equity holders, (x) the Debt Financing Sources, (y) solely on a “need to know” basis, Purchaser’s employees, directors, officers and professional advisors for the Transaction and (z) subject to the prior written consent of Seller Parent, which shall not be unreasonably withheld, conditioned or delayed (provided if Seller Parent does not approve or object to such request within three (3) Business Days of receipt thereof, then Seller Parent shall be deemed to have approved such request), other business relations of Purchaser involved in the transition of the Hotels from Seller Parent, in each case of clauses (w), (x), (y) and (z), who are subject to customary confidentiality undertakings.

(c)            This Section 7.1.1 shall survive the termination of this Agreement and the Closing for a period of two (2) years.

 7.1.2  Tax Matters.

(a)            Tax Returns. Seller Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of Transferco and the Target Entities required to be filed (taking into account any extensions of time to file) prior to the Closing. Purchaser shall prepare and file, or cause to be prepared and filed, all other Tax Returns of Transferco and the Target Entities for Pre-Closing Tax Periods and Straddle Periods required to be filed after Closing (“Purchaser-Prepared Tax Returns”). Purchaser shall deliver any Purchaser-Prepared Tax Return which relates to Indemnified Taxes to Seller Parent for its review and comment no less than thirty (30) days (in the case of income Taxes) or fifteen (15) days (otherwise) prior to the applicable filing deadline (taking into account applicable extensions); provided that if the due date of such Tax Return is prior to the time period provided herein, Purchaser shall provide such Purchaser-Prepared Tax Return as soon as reasonably practicable. Purchaser shall incorporate into the Purchaser-Prepared Tax Returns all reasonable comments of Seller Parent submitted no later than fifteen (15) days (in the case of income Taxes) or five (5) days (otherwise) prior to such due date. Promptly following the filing of any such Purchaser-Prepared Tax Return, Purchaser shall deliver to Seller Parent a copy of such Purchaser-Prepared Tax Return as filed with the relevant Tax Authority, together with a computation of the amount of Taxes set forth thereon for which Purchaser intends to seek indemnification pursuant to Section 7.1.2(j).

(b)            Intended US Tax Treatment. The Parties agree to treat the Transaction, for U.S. federal and applicable state and local income tax purposes, as a purchase and sale of the assets of Transferco and the Target Entities.

(c)            Post-Closing Actions. From and after the Closing, without (i) the prior written consent of Seller Parent (such consent not to be unreasonably conditioned, withheld or delayed) or (ii) except in the case of clause (w), the delivery of a written certification by Purchaser to Seller Parent that such action shall be disregarded in the determination of the prorations under Article X, Purchaser shall not, and shall not permit any of its Affiliates (including Transferco or the Target Entities) to, (v) take any actions outside the Ordinary Course of Business on the Closing Date following the Closing, (w) make, change or revoke any Tax election with respect to Transferco or the Target Entities that has retroactive effect to a Pre-Closing Tax Period, (x) amend or refile any Tax Return of Transferco or any Target Entity for a Pre-Closing Tax Period, (y) make any voluntary disclosure with respect to Taxes or Tax Returns of Transferco or any Target Entity or otherwise voluntarily comply with a Governmental Authority with respect to Taxes or Tax Returns of any Target Entity relating to any Pre-Closing Tax Period or any Straddle Period, or (z) waive or extend any limitations period for any claim or assessment of Taxes or Tax Returns of Transferco or any Target Entity relating to any Pre-Closing Tax Period or Straddle Period. For purposes of this Section 7.1.2(c), the Parties agree that if an action described herein is required by Applicable Law, then it shall be deemed unreasonable for Seller Parent to withhold, condition, delay or otherwise not provide its consent.

(d)            Cooperation on Tax Matters. Following the Closing, subject to the other provisions of this Agreement, Purchaser, Transferco, the Target Entities and Seller Parent shall cooperate, as and to the extent reasonably requested by the other parties, and at the requesting party’s cost and expense, in connection with (x) the preparation and filing of Tax Returns and (y) the conduct of any audit, court, administrative or other proceeding with respect to Taxes or Tax Returns of Transferco or any of the Target Entities for any Pre-Closing Tax Period or Straddle Period (with respect to (y), a “Tax Contest”), in each case, relating to Transferco or the Target Entities. Such cooperation shall include the provision of records and information reasonably requested by the other parties which are reasonably relevant to any Tax Return, Tax Contest, or information reporting or withholding requirements contained in the Code or other Applicable Laws with respect to the transactions contemplated by this Agreement and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. For the avoidance of doubt, Purchaser, Transferco, the Target Entities and Seller Parent shall only be required to provide Tax information relating exclusively to Transferco and the Target Entities.

(e)            Covered and Purchaser Tax Contests.

 (i)            Seller Parent shall control, at its expense, all Covered Tax Contests. For the avoidance of doubt, Purchaser shall control, at its expense, all other Tax Contests; provided that Purchaser shall provide written notice promptly (but in any event within ten (10) Business Days’ of Purchaser’s receipt of notice thereof) of any Tax Contest for Taxes that would reasonably be expected to give rise to an Indemnified Tax; provided further that no failure or delay on the part of Purchaser in providing such notice to Seller Parent shall relieve Seller Parent from its obligation under this Article VII unless Seller Parent’s ability to participate in such Tax Contest is materially impaired or its liability for Taxes in connection therewith is materially increased as a result of such failure or delay (each such Tax Contest with potential Seller Parent liability, a “Purchaser Tax Contest”). The non-controlling Party shall, and shall cause its Affiliates (including, in the case of Purchaser, Transferco and the Target Entities) to take all actions and execute all documents, including any applicable power of attorney form, to effectuate the control described in this Section 7.1.2(e)(i).

 (ii)           In the case of any Covered Tax Contest or Purchaser Tax Contest, the controlling Party shall: (x) keep the non-controlling Party reasonably informed of material developments with respect to such Tax Contest and provide the non-controlling Party a reasonable opportunity to review and comment on any written submissions or responses provided by the controlling Party (or its Affiliates or agents) in connection with any Covered Tax Contest or Purchaser Tax Contest, as applicable, (y) except as prohibited by the applicable Governmental Authority, provide the non-controlling Party with the right to participate in such Tax Contest (at the non-controlling Party’s expense), and (z) not settle such Tax Contest without the prior written consent of the non-controlling Party (not to be unreasonably withheld, conditioned, or delayed).

(iii)           Within thirty (30) days of the final settlement, compromise, or other resolution of a Covered Tax Contest or a Purchaser Tax Contest, and in any event within the time required by Applicable Law, Seller Parent shall pay or cause to be paid any and all Taxes imposed on or with respect to Transferco or the Target Entities with respect to such Covered Tax Contest or Purchaser Tax Contest to the applicable Tax Authority or to Purchaser if Purchaser is responsible for payment to such Tax Authority.

(iv)           In the event that any proceeds paid by Seller, its Affiliates, Transferco or the Target Entities prior to Closing in connection with any Covered Tax Contest (including, for the avoidance of doubt, the return of any cash collateral deposited with a surety and interest paid thereon) are returned to Purchaser or any of its Affiliates (including Transferco and the Target Entities) pursuant to the final settlement, compromise, or other resolution of all or the relevant portion of such Covered Tax Contest or as a result of alternative credit support being provided by Seller or any of its Affiliates (other than Transferco or any Target Entity), such proceeds (less any taxes due by Purchaser or any of its Affiliates (including Transferco and any Target Entity) with respect to the receipt of such proceeds) shall constitute assets deliverable or owing to Seller pursuant to Section 7.12(a)(ii)(x), and shall be returned to Seller pursuant to Section 7.12. Payments made pursuant to this Section 7.1.2(e)(iv) shall be without duplication of any payments made of any Tax Refunds made to Seller Parent or its Affiliates.

(f)             Sale of Dominican Shares.

(i)             Prior to Closing, Seller Parent and Purchaser shall use commercially reasonable efforts to obtain the waivers from the Purchaser’s obligation under General Rule Number 07-11 dated July 8th, 2011 (Norma General No. 07-11 de fecha 8 de Julio del 2011) to withhold an amount equivalent to one percent (1%) of the Agreed Value (as the same may be allocated between both Owned Real Properties located in the Dominican Republic) upon Closing (the “Withholding Obligation”). If such waivers are not obtained prior to the Closing Date, Purchaser shall comply, through a withholding agent if applicable, with the Withholding Obligation, execute Form IR-17 or any other applicable form in accordance to Applicable Law at Closing, or when Applicable Law requires such filing to occur, and immediately following Closing, Purchaser, through its withholding agent, shall file such form with, and pay over the withheld amount to, the appropriate Governmental Authority, and Purchaser shall provide Seller Parent with true, correct and complete evidence of such payments once made.

(ii)            No later than August 29, 2025, the Parties shall agree on the allocable portion of the Agreed Value (as determined pursuant to the Tax Code of the Dominican Republic) to the branch established under the Applicable Laws of the Dominican Republic of each of Playa Romana Mar B.V. and Playa Dominican Resort B.V. (the “DR Branch Values” and such branches, the “DR Branches”), and shall execute an agreement (in a form that is mutually agreed between the Parties) memorializing such allocation.

(iii)           Within ninety (90) days following the Closing Date and subject to the review and approval of Purchaser (which approval shall not be unreasonably withheld, delayed or conditioned, and if such Tax Return is delivered at least ten (10) days prior to the filing deadline (as extended), such approval shall be provided no later than three (3) days before such deadline), Seller Parent shall cause Seller to prepare and file the necessary Tax Returns with the DGII for the calculation and payment of the capital gains tax payable upon Seller’s indirect transfer of the DR Branches to Purchaser, and provide Purchaser with evidence of such payment. Seller Parent shall bear, be responsible for and shall indemnify and hold harmless Purchaser and its Affiliates (including Transferco and any Target Entity) for any and all expenses and Taxes incurred pursuant to this Section 7.1.2(f)(iii).

(g)            Sale of Dutch Shares.

 (i)             To the extent provided in Section 7.1.2(j), Seller Parent shall be liable for any Indemnified Taxes arising out of or in connection with CIT Fiscal Unity or VAT Fiscal Unity to the extent relating to a period ending on, before or including the Closing Date. Purchaser shall ensure that Transferco and the companies included in the VAT Fiscal Unity shall timely pay their corporate income tax and, respectively, VAT liabilities, in each case only as due and payable relating to a period ending on or before the Closing Date and other than Indemnified Taxes.

 (ii)            As soon as reasonably practicable following Closing, Purchaser shall provide, or shall cause Transferco to provide Seller Parent with (i) standalone opening balance sheets for Dutch corporate income tax (vennootschapsbelasting) purposes of Playa H&R Holdings B.V. and Playa Riviera Maya B.V. as per the CIT Fiscal Unity Separation Date and (ii) explanatory notes thereto, in accordance with the rules of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Seller Parent shall, and cause Playa Riviera Maya B.V. and Playa H&R Holdings B.V. to provide Purchaser and Transferco all information and assistance reasonably necessary for the purpose of preparing and agreeing to the opening balance sheets of Playa H&R Holdings B.V. and Playa Riviera Maya B.V. Seller Parent shall cause Playa Riviera Maya B.V. and Playa H&R Holding B.V. (or the parent of the applicable consolidated, affiliated, combined or unitary group) and Purchaser shall cause Transferco to act in accordance with the standalone opening balance sheets as finally determined by the Parties jointly in good faith, including but not limited to causing a corresponding position to be taken in any Tax Return. If the Parties are unable to reach an agreement on the opening balance sheets, the matter shall be referred to an independent tax advisor for binding advice. This advisor will be jointly appointed and instructed by the Parties from one of the “Big 4” tax advisory firms or another reputable firm of tax advisors (belastingadviseurs) in the Netherlands with international standing, as mutually agreed upon by the Parties, provided that the advisor can be considered independent.

 (iii)            The Parties shall take the position that Transferco and the Target Entities shall be excluded from the VAT Fiscal Unity with Seller as of the Closing Date and not on any date prior to the Closing Date. As soon as reasonably possible following Closing, Seller Parent shall provide Purchaser a copy of a letter to be delivered by Seller Parent or Playa Seller on the Closing to the Dutch Tax Authority informing it in accordance with Section 43 of the Dutch Tax Collection Act 1990 that as of the Closing Date, Transferco and the Target Entities included in the VAT Fiscal Unity no longer forms part of the VAT Fiscal Unity with Seller.

(h)            Transfer Taxes. Any applicable transfer, documentary stamp or similar Taxes (including any fees and charges) resulting from the Transaction (“Transfer Taxes”) will be borne 100% by Seller. The party customarily required by Applicable Law to file Tax Returns in respect of Transfer Taxes shall file such Tax Returns and other documentation required to be filed with respect to all such Transfer Taxes and if required by Applicable Law, the non-filing Party shall (and will cause its Affiliates to) join in the execution of any such Tax Returns and other documentation. To the extent any Tax Returns or other documentation in respect of Transfer Taxes is required to be filed by Purchaser, Transferco or the Target Entities, Seller shall pay to Purchaser the amount of any Transfer Taxes due prior to the filing of such Tax Returns and Purchaser shall remit such Transfer Taxes to the proper Tax Authority in connection with the filing of any such Tax Returns.

(i)             Tax Refunds. Subject to the other provisions of this Section 7.1.2(i) and Section 7.2.2(c), to the extent claimed, received or realized on or prior to the third anniversary of the Closing Date, Purchaser shall pay, or cause to be paid to, Seller Parent any Tax Refund, including interest thereon received from the applicable Tax Authority, less (i) the amount of any Taxes due by Purchaser or its Affiliates in connection with such Tax Refund, and (ii) any expenses incurred by Purchaser in obtaining any such Tax Refund; provided that Tax Refunds shall not include any refund (or credit or offset in lieu thereof) that (x) has been taken into account in the final calculation of the Tax Liability Amount or otherwise taken into account as a proration pursuant to Section 10.1.1, or (y) is attributable to the carryback of any Tax attribute arising in a period (or portion thereof) beginning after the Closing. Purchaser shall use commercially reasonable efforts to claim and receive each Tax Refund to which Seller Parent is entitled under this Section 7.1.2(i), including by taking such commercially reasonable actions reasonably requested by Seller Parent to obtain any such Tax Refund. Purchaser shall pay over each Tax Refund less the amounts in clauses (i) through (ii) above to Seller Parent within thirty (30) days of Purchaser’s (or its Affiliates’, including the Target Entities’) receipt or realization thereof.

(j)             Indemnified Taxes.

 (i)            Seller Parent shall indemnify the Purchaser Indemnitees from any Indemnified Taxes. If a Purchaser Indemnitee delivers a notice of claim for any Indemnified Taxes within the Survival Period, the Survival Period applicable to Indemnified Taxes shall be extended solely with respect to such claim until the claim is resolved. Any indemnity payments hereunder shall be calculated net of the amount of any net Tax benefit actually realized by any Purchaser Indemnitee (determined on a with and without basis) as a result of a Loss giving rise to such indemnity payment in the year of such Loss and increased by the amount of any applicable Taxes (including, for the avoidance of doubt, any deduction or withholding) incurred by any Purchaser Indemnitee as the result of receipt of such indemnity payment (including, for the avoidance of doubt, Taxes imposed on such increased payment); provided that the Purchaser Indemnitee shall report such receipt consistent with Section 7.1.2(k) except as may be required pursuant to the good faith resolution of a Tax contest, audit or other proceeding. Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnitee shall be entitled to any indemnity under this Section 7.1.2(j) for any Taxes attributable to a taxable period (or portion thereof) beginning after the Closing Date.

 (ii)            In the case of a claim pursuant to Section 7.1.2(j)(i) in respect of Taxes described in clause (a) of “Indemnified Taxes,” the portion of the Taxes of the affiliated, consolidated, joint, unitary, combined or similar group allocable to Seller Parent, Seller, and their Affiliates (other than Transferco and the Target Entities) shall be equal to the total Taxes of such group for the applicable taxable period less the Taxes of Transferco and the Target Entities for such period determined on a standalone basis (and in the case of CIT Fiscal Unity such Tax as determined in accordance with section 15ah of the Dutch Corporate Income Tax Act 1969).

(k)            Adjustments. Except as required by Applicable Law, all payments made under this Section 7.1.2 shall be deemed adjustments to the Agreed Value for U.S. federal income Tax purposes.

(l)             Survival. The provisions of this Section 7.1.2 shall survive the Closing.

7.2            Operation of the Target Entities and Hotels.

 7.2.1  From the Effective Date through the Closing or the earlier termination of this Agreement, Seller Parent shall cause Transferco and each of the Target Entities (i) to carry on its business in all material respects in the Ordinary Course of Business, and (ii) to not do any of the following, except (A) to the extent required by Applicable Law or the regulations or requirements of NYSE, (B) as may be consented to in advance by Purchaser, (C) as required to consummate the Restructuring, or (D) as set forth in Schedule 7.2.1:

(a)            amend, adopt any amendment, or otherwise change (whether by merger, consolidation or otherwise) any of the Target Entity Organizational Documents or Transferco Organizational Documents;

(b)            (i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver, redeem, repurchase or sell, or authorize the issuance, pledge, disposition, grant, transfer, encumbrance (or subjection to any Lien), delivery, redemption, repurchase of or sale of, any Transferco Shares or Target Shares, or (ii) adjust or amend the rights of, or any term of, any Transferco Shares or Target Shares;

(c)            (i) acquire (whether by merger or consolidation, acquisition of stock or other securities or assets or by formation of a joint venture or otherwise) any other Person or business or Equity Securities of any other Person, (ii) make any investment in any other Person by purchase of stock or Equity Securities, contributions to capital or property transfers, or (iii) enter into any joint venture, partnership or profit sharing arrangement with any third party;

(d)            sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to, any Owned Real Property, or place or permit any Lien thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for Permitted Liens;

(e)            (i) amend, renew, extend, modify, terminate or waive any rights under, in each case, in any material respect, any Lease, any Contract required to be listed in Schedule 6.1(nn), or any Existing Management Agreement; provided, that the foregoing shall not restrict (i) the exercise of any renewal or extension set forth in a Lease or Contract (other than a franchise agreement) expiring between the date of this Agreement and the Closing to the extent such renewal or extension is for no more than one (1) year from the date of such expiration and does not include any other material modifications; or (ii) the entering into of any Lease, any Contract that if entered into prior to the date of this Agreement would be required to be listed in Schedule 6.1(nn);

(f)            (i) make any loans, advances or capital contributions to, or investments in, any other Person or (ii) make, authorize or enter into any commitment for or incur any capital expenditures in excess of $5 million individually or $10 million in the aggregate; provided, however, that, the foregoing clause shall in no way prohibit Seller Parent or any of its Affiliates from making any necessary capital expenditures (x) in connection with an emergency or casualty at any Hotel, provided that such expenditures do not exceed $10 million with respect to such emergency or casualty event and are reasonably required in order to protect life, health, safety or property in the case of such emergency or casualty, or (y) as described in the capital expenditure plan attached hereto on Schedule 7.2.1(f);

(g)            incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise); other than indebtedness incurred among Transferco and the Target Entities;

(h)            except as required or expressly permitted by the terms of a Company Plan (each as in existence as of the date of this Agreement) or Applicable Law or the terms of a Labor Agreement (as in existence as of the date of this Agreement) (i) increase the annualized compensation, benefits or perquisites of any current or former Target Entity Service Provider (other than annual increases in base salary or hourly wage rate, as applicable, (x) for any Target Entity Service Provider with a title below the level of Senior Vice President, Regional Vice President or General Manager, and (y) for Target Entity Service Providers with a title at or above the level of Senior Vice President, Regional Vice President or General Manager who are located outside of the United States, so long as such increases do not exceed six (6%) percent individually or in the aggregate; provided that, for each of clauses (x)-(y) of this Section 7.2.1(h), such increases are in the ordinary course of business of Playa Seller and its subsidiaries, which shall include, for the avoidance of doubt, any such increases associated with promotions or market-based adjustments that occur in the ordinary course of business of Playa Seller and its subsidiaries), (ii) grant any equity (or equity-based) award to any current or former Target Entity Service Provider, (iii) grant any rights to severance, termination pay, retention or change in control benefit or agreement to any current or former Target Entity Service Provider, (iv) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, program or arrangement that would constitute a material Company Plan if in effect on the date of this Agreement) or Labor Agreement (or agree to do any of the foregoing) except in order to comply with a duty to engage in collective bargaining, (v) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (vii) hire or terminate (other than terminations for “cause”) any Target Entity Service Provider who is at the Senior Vice President, Regional Vice President or general manager level or promote or appoint any Person to a position with a title of Senior Vice President, Regional Vice President, or general manager or higher or (viii) hire any employees at Transferco;

(i)             (i) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value or (ii) commence any Action seeking an amount in excess of $5 million, except in connection with a breach of this Agreement or any other agreements contemplated hereby or otherwise related to the Transaction;

(j)             waive, release, assign, settle, pay, discharge, satisfy or compromise any claims, liabilities, indebtedness or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, and including as it relates to any Action other than Tax audits or other proceedings relating to any amount of Tax, which are addressed in Section 7.2.1(l)), directly or indirectly, other than waivers, releases, assignments, settlements or compromises in respect of Actions that (i) with respect to the payment of monetary damages, involve payment of monetary damages (excluding any portion of such payment payable under an insurance policy) that do not exceed $5 million individually or $10 million in the aggregate, (ii) do not involve the imposition of any injunctive relief against Transferco or the Target Entities or (iii) do not provide for any admission of liability by Transferco or the Target Entities, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct;

(k)            (i) make any material change to its methods of accounting in effect as of February 9, 2025, except as required by a change in GAAP, Title 9 of Book 2 of the DCC or International Financial Accounting Standards, or (ii) make any change to its accounting policies, principles or practices unless required by GAAP or the rules and regulations of the SEC;

(l)             (i) adopt (other than consistent with past practice or required by Applicable Law) or change any method of Tax accounting, except as required by Applicable Law, (ii) settle or compromise any Tax audit or other proceeding relating to a amount of Tax or enter into a closing agreement (within the meaning of Section 7121 of the Code) or any similar or analogous agreement for Tax purposes with any Tax Authority, (iii) make or change any entity classification election or make, change or revoke any other Tax election or file any amended Tax Return, (iv) agree or consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, or (v) except as described in the Playa Purchase Agreement, request a ruling from any Tax Authority relating to Taxes;

(m)           (i) form any subsidiary of Transferco or a Target Entity, (ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of Transferco or any Target Entities, (iii) adjust, split, combine, subdivide, exchange or reclassify any equity Transferco or of the Target Entities, (iv) declare, set aside or pay or make any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Target Shares (except for dividends or distributions by any wholly owned subsidiary of the Playa Seller to the Playa Seller or other wholly owned subsidiaries of the Playa Seller, in compliance with Applicable Law), (v) enter into any contract with respect to the voting or registration of its capital; or (vi) register the offer or sale of any class of debt or Equity Securities pursuant to the 1933 Act or otherwise subject any class of debt or Equity Securities to the periodic reporting requirements of the 1934 Act;

(n)            (i) enter into a new line of business outside of the business of Transferco or the Target Entities conducted as of February 9, 2025, (ii) discontinue or abandon or materially change any existing line of business of Transferco or the Target Entities or (iii) operate, manage or provide services under any brand other than those brands used in Transferco’s or the Target Entities’ business existing as of the Effective Date;

(o)            fail to maintain in full force and effect, or fail to renew or replace with a comparable insurance policy (to the extent available on substantially the same terms, including price), any existing material insurance policy of Transferco or the Target Entities; or

(p)            agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, in the event that Seller Parent requests consent from Purchaser under this Section 7.2.1, (x) Purchaser’s consent shall not be unreasonably withheld, conditioned or delayed and (y) if Purchaser fails to provide a response within two (2) Business Days of receiving the consent request from Seller Parent, Purchaser shall be deemed to have approved such request; provided, that the Parties agree that if an action described in Section 7.2.1(l) would not be reasonably likely to have an impact in a Straddle Period or a taxable period (or portion thereof) beginning after the Closing Date, then it shall be deemed unreasonable for Purchaser to withhold, condition, delay or otherwise not provide its consent.

  7.2.2  Additional Pre-Closing Covenants.

(a)            Operation of the Hotels in Ordinary Course of Business. From the Effective Date until the Closing or earlier termination of this Agreement, Seller Parent shall cause the Target Entities to operate the Hotels in the Ordinary Course of Business, including (i) maintaining all existing insurance coverages related to the Hotels in the Ordinary Course of Business, (ii) maintaining the inventories of Supplies, F&B and Retail Merchandise in the Ordinary Course of Business, (iii) performing maintenance and repairs for the Hotels in the Ordinary Course of Business, (iv) paying all debts and Taxes with respect to the Hotels in the Ordinary Course of Business, (v) complying with material terms of Contracts in the Ordinary Course of Business; provided, however, that Seller Parent and its Affiliates (including the Target Entities) shall be permitted to inform guests or prospective guests of the Hotels of the impending indirect sale of the Hotels.

(b)            Exclusivity. From the Effective Date until the Closing or earlier termination of this Agreement, Seller Parent shall not, nor will Seller Parent permit its Affiliates or representatives to negotiate, approve or enter into any Contract to sell all or any portion of any Real Property (excluding, for the avoidance of doubt, any Contract with respect to the Alltra PDC Property) or otherwise sell, finance, refinance, assign or otherwise transfer a direct interest in Transferco, any Target Entity or in any or all of the Real Property or the Personal Property (except for Personal Property in the Ordinary Course of Business that, to the extent in the Ordinary Course of Business, is replaced by Personal Property of equal or greater quality). Furthermore, Seller Parent shall not, nor will Seller Parent permits its Affiliates or representatives to, directly or indirectly, initiate, solicit or attempt to sell, finance, refinance, assign or otherwise transfer, or otherwise actively engage or negotiate with any independent third parties for the sale, assignment or other transfer of a direct interest in Transferco or any Target Entity or in any or all of any Target Entity’s interest in the Real Property or the Personal Property (except for Personal Property in the Ordinary Course of Business).

(c)            Restructuring. At or prior to Closing, Seller Parent shall, and shall cause its Affiliates (including Seller, Transferco and the Target Entities) to, take the applicable actions contemplated by the Restructuring Step Plan to give effect to and consummate the Restructuring. Seller Parent shall afford Purchaser with a reasonable opportunity to review and comment on all material documents required to effect the Restructuring. Seller Parent shall indemnify, defend and hold harmless the Purchaser Indemnitees from and against all Losses incurred by any Purchaser Indemnitee, without duplication of any amounts paid by Seller Parent to Purchaser on account of the same Loss pursuant to an indemnity obligation of Seller Parent in this Agreement, including, without limitation, Section 7.1.2(j), a payment obligation pursuant to Section 7.12 or a proration adjustment pursuant to Article X, to the extent (i) arising out of, relating to or resulting from the Restructuring, including, without limitation, any failure to get any consents, approvals, orders, authorizations, registrations, declarations or filings or provide any notices that may have been required in connection therewith, (ii) arising out of or relating to the termination, amendment or modification by Seller Parent and its Affiliates of the Contract set forth on Schedule 7.2.2(c), (iii) arising out of or relating to any properties, assets or liabilities of Playa Seller or any subsidiaries of Playa Seller (other than Transferco or any Target Entities); or (iv) arising out of or relating to liabilities or obligations of Transferco whether incurred before or after Closing to the extent such liabilities or obligations relate to or arise out of the operation of the business of Transferco prior to the Closing Date and its pre-Closing assets and properties, including, without limitation, the items on Schedule 6.1(vv), but excluding for this clause (iv), the Purchaser Transferco Liabilities. “Purchaser Transferco Liabilities” shall mean, the liabilities or obligations of Transferco to the extent any such liability or obligation relates to or arises from (A) any of the Target Entities or the properties, assets or liabilities of any of the Target Entities, (B) the post-Closing operation of the business of Transferco and/or the Target Entities (including the Business) or any other act or omission by Purchaser or any of its Affiliates (including Transferco or any of the Target Entities) after Closing and/or (C) in the event Purchaser elects to maintain the Derivative Contracts in effect through Closing pursuant to Section 7.15(b), the Derivative Contracts. None of the Purchaser Indemnitees shall settle, compromise or discharge any third-party claim subject to indemnification pursuant to this Section 7.2.2(c) without Seller Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)            Existing Management Agreements. At or prior to Closing, Seller Parent shall cause the Target Entities to terminate the franchise agreements and Existing Management Agreements and provide evidence of the termination thereof. Seller Parent and its Affiliates shall indemnify and hold the Purchaser Indemnitees free and harmless from and against all Losses (including for the avoidance of doubt any termination fees and liabilities for key money) incurred by the Purchaser Indemnitees to the extent resulting from the termination of the franchise agreements and Existing Management Agreements and any surviving liabilities with respect to the franchise agreements and Existing Management Agreements.

(e)            Capital Expenditures. Notwithstanding anything set forth in Section 7.2.2(a) to the contrary, from the Effective Date until the Closing or earlier termination of this Agreement, Seller Parent shall use commercially reasonable efforts to perform the construction projects, restorations, renovations and other capital expenditure work (the “CapEx Work”) described on Schedule 7.2.2(e) (the “CapEx Work Schedule”) in a good and workmanlike manner and in accordance with the plans and specifications in all material respects and in accordance with any contracts in place relating to such CapEx Work, subject to any amendments necessary to cause the CapEx Work to be completed in accordance with the plans and specifications in all material respects, the monthly schedule set forth in the CapEx Work Schedule and the capital expenditures budget set forth in the CapEx Work Schedule (the “CapEx Budget”). From the Effective Date until the Closing or earlier termination of this Agreement, Seller Parent shall permit Purchaser and its representatives, subject to the Access Agreement, upon reasonable prior notice to enter upon any Owned Real Property during normal business hours, to inspect the progress of the CapEx Work and to examine any applicable plans and specifications and contracts relating thereto. Purchaser shall have the right to reasonably consult through bi-weekly construction status meetings (which may be held virtually) with Seller Parent regarding the planning, progress and performance of the CapEx Work. Seller Parent shall not agree to (a) any material modification to the scope of the CapEx Work or (b) subject to any expenditures made pursuant to Section 7.2.1(f)(ii)(a), any incurrence of or commitment for capital expenditures that, in each case, that would result in the capital expenditure budget for any particular Owned Real Property to be greater than or less than fifteen percent (15%) of the amount set forth in the CapEx Budget opposite such Owned Real Property’s name, without having first received the written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed; provided if Purchaser does not approve or object to such request within three (3) Business Days of receipt thereof, then Purchaser shall be deemed to have approved such request.

(f)             Insurance.

 (i)            From the Effective Date until the Closing or the earlier termination of this Agreement, Seller Parent and its Affiliates shall maintain in full force and effect and not terminate the Property Related Policies without Purchaser consent (which may be withheld in its sole and absolute discretion) provided, that, upon Purchaser’s prior written request, Seller Parent or its applicable Affiliate shall terminate such Property Related Policies at the Closing (it being understood and agreed that Purchaser shall be solely responsible for payment of any termination or cancellation costs, fees or expenses imposed by the insurance carriers for such Property Related Policies in connection with such termination). Seller Parent shall provide Purchaser with certificates of insurance or endorsements evidencing the Target Entities (other than Ensenada Rosa Grande Resort Limited) as named insureds under such policies no later than ten (10) Business Days following the Effective Date. Additionally, at the written request of Purchaser, Seller Parent or its Affiliates shall reasonably cooperate with Purchaser in acquiring one or more excess liability property insurance policies for the Owned Real Property naming the Target Entities as additional insureds under such policies (it being understood and agreed that Seller Parent’s and its Affiliates’ cooperation and the placement of any such policies shall be at no out-of-pocket cost or expense to Seller Parent or its Affiliates other than de minimis costs), and from and after any placement thereof, such policies shall be considered Property Related Policies for purposes of this Agreement. From and after Closing, Seller Parent shall and shall cause its Affiliates (including Playa Seller and its successor) to reasonably cooperate with Purchaser and its Affiliates in providing any necessary documentation and information Purchaser and its Affiliates may require in connection with processing any claims under the Property Related Policies with respect to the Hotels, including all Owned Real Property, at no out-of-pocket cost or expense to Seller Parent or its Affiliates other than de minimis costs. To the extent Seller Parent or any of its Affiliates (including the Playa Seller and its Affiliates) shall receive from the relevant insurer amounts on account of any claims against the Property Related Policies with respect to the Hotels, including all Owned Real Property, excluding the Seller Retained Casualty Proceeds and the Property Damage Payment with respect to the Outstanding Property Damage Claims, then Seller Parent shall cause such amounts to be delivered to Purchaser, to the extent received prior to Closing, at Closing, and to the extent received after Closing, promptly upon receipt thereof. With respect to any terrorism and pollution legal liability policies maintained with respect to the Hotels, including all Owned Real Property, ensure that the Target Entities (other than Ensenada Rosa Grande Resort Limited) are additional named insureds on such policies and at the request of Purchaser, continue to allow such Target Entities to remain as additional named insureds after Closing.

 (ii)            With respect to any other occurrence based insurance policy maintained by any of Playa Seller, Seller Parent or any of their respective Affiliates prior to Closing (excluding the Property Related Policies), from and after Closing, Seller Parent shall and shall cause its Affiliates to assist and cooperate with Purchaser and its Affiliates in connection with providing any necessary documentation and information Purchaser and its Affiliates may require in connection with processing any claims with respect to the Hotels, Transferco, the Target Entities or the Business under such occurrence based policies and filing and processing such claims on behalf of Purchaser and its Affiliates after Closing (including Transferco and the Target Entities), at no out-of-pocket cost or expense to Seller Parent other than de minimis costs. To the extent Seller Parent or any of its Affiliates shall receive from the relevant insurer any proceeds on account of any claims for third party coverage claims against such occurrence based policies with respect to the Hotels, Transferco the Target Entities or the Business that are not paid over to third parties and where Purchaser or its Affiliates have come out-of-pocket to pay such amounts, then Seller Parent shall cause such amounts to be delivered to Purchaser, to the extent received prior to Closing, at Closing, and to the extent received after Closing, promptly upon receipt thereof. This Section 7.7(f) shall survive Closing.

(g)            Commercial Leases. Seller Parent shall use commercially reasonable efforts to cause the landlord to release Inmobiliaria y Proyectos TRPLAYA, S. de R. L. de C.V., from any and all obligations as guarantor under that certain lease by and among Servicios Plya Hotel & Resorts, S. de R.L. de C.V., as tenant, Inmobiliaria y Proyectos TRPLAYA, S. de R. L. de C.V., and Playa Resorts Management Mexico, S. de R.L. de C.V., as guarantors, and MTC Arrendador, S. de R. L. de C. V., as landlord (the “Guaranteed Lease”). Seller Parent and its Affiliates shall indemnify and hold the Purchaser Indemnitees harmless for all Losses incurred by the Purchaser Indemnitees with respect to the Guaranteed Lease. This Section 7.2.2(g) shall survive Closing.

7.3            Condition of the Hotels.

 7.3.1  PROPERTY SOLD “AS IS”. PURCHASER ACKNOWLEDGES AND AGREES THAT (A) THE PURCHASE OF THE TRANSFERCO SHARES AND THE INDIRECT ACQUISITION OF THE TARGET SHARES AND HOTELS SHALL BE ON AN “AS IS”, “WHERE IS”, “WITH ALL FAULTS” BASIS, SUBJECT TO WEAR AND TEAR FROM THE EFFECTIVE DATE UNTIL CLOSING AND THE REPRESENTATIONS, WARRANTIES, COVENANTS AND INDEMNITIES CONTAINED IN THIS AGREEMENT, AND (B) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NONE OF SELLER PARENT, SELLER, TRANSFERCO NOR THE TARGET ENTITIES HAS ANY OBLIGATION TO REPAIR ANY DAMAGE TO OR DEFECT IN THE REAL PROPERTY, REPLACE ANY OF ANY HOTEL OR OTHERWISE REMEDY ANY MATTER AFFECTING THE CONDITION OF ANY HOTEL.

 7.3.2  LIMITATION ON REPRESENTATIONS AND WARRANTIES. PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NONE OF SELLER PARENT, SELLER, TRANSFERCO, THE TARGET ENTITIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR ANY OF THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, BENEFICIARIES, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, CONTRACTORS, CONSULTANTS, AGENTS OR REPRESENTATIVES, NOR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING, HAVE MADE ANY REPRESENTATION, WARRANTY, GUARANTY, PROMISE, PROJECTION OR PREDICTION WHATSOEVER WITH RESPECT TO THE TRANSFERCO SHARES, THE TARGET SHARES, ANY HOTEL OR THE BUSINESS, WRITTEN OR ORAL, EXPRESS OR IMPLIED, ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY REPRESENTATION OR WARRANTY AS TO (A) THE CONDITION, SAFETY, QUANTITY, QUALITY, USE, OCCUPANCY OR OPERATION OF ANY HOTEL, (B) THE PAST, PRESENT OR FUTURE REVENUES OR EXPENSES WITH RESPECT TO ANY HOTEL OR THE BUSINESS, (C) THE COMPLIANCE OF ANY HOTEL OR THE BUSINESS WITH ANY ZONING REQUIREMENTS, BUILDING CODES OR OTHER APPLICABLE LAW, (D) THE ACCURACY OF ANY ENVIRONMENTAL REPORTS OR OTHER DATA OR INFORMATION SET FORTH IN THE SELLER DUE DILIGENCE MATERIALS PROVIDED TO PURCHASER WHICH WERE PREPARED FOR OR ON BEHALF OF SELLER PARENT, SELLER, TRANSFERCO, THE TARGET ENTITIES OR THEIR AFFILIATES OR (E) ANY OTHER MATTER RELATING TO SELLER PARENT, SELLER, TRANSFERCO, THE TARGET ENTITIES, THE HOTELS OR THE BUSINESS. PURCHASER ACKNOWLEDGES AND AGREES THAT PURCHASER IS NOT RELYING ON ANY STATEMENT MADE OR INFORMATION PROVIDED TO PURCHASER BY SELLER PARENT, TRANSFERCO, SELLER, THE TARGET ENTITIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES, OR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES AND COVENANTS AND INDEMNITIES EXPRESSLY MADE BY SELLER PARENT IN THIS AGREEMENT.

 7.3.3  RELIANCE ON DUE DILIGENCE. PURCHASER ACKNOWLEDGES AND AGREES THAT:

(a)            PURCHASER HAS HAD THE OPPORTUNITY TO CONDUCT ALL DUE DILIGENCE INSPECTIONS OF THE TRANSFERCO SHARES, THE TARGET SHARES, THE HOTELS AND THE BUSINESS AS OF THE EFFECTIVE DATE, INCLUDING REVIEWING ALL SELLER DUE DILIGENCE MATERIALS AND OBTAINING ALL INFORMATION WHICH IT DEEMS NECESSARY TO MAKE AN INFORMED DECISION AS TO WHETHER IT SHOULD PROCEED WITH THE PURCHASE OF THE TRANSFERCO SHARES, TARGET SHARES, THE HOTELS AND THE BUSINESS;

(b)            AS OF THE EFFECTIVE DATE, PURCHASER IS DEEMED TO BE SATISFIED WITH THE RESULTS OF ITS DUE DILIGENCE REVIEW OF THE TRANSFERCO SHARES, THE TARGET SHARES, THE HOTELS AND THE BUSINESS;

(c)            PURCHASER IS RELYING ONLY ON ITS DUE DILIGENCE INSPECTIONS OF THE TRANSFERCO SHARES, THE TARGET SHARES AND THE HOTELS, ITS REVIEW OF THE SELLER DUE DILIGENCE MATERIALS AND THE REPRESENTATIONS AND WARRANTIES AND COVENANTS AND INDEMNITIES EXPRESSLY MADE BY SELLER PARENT IN THIS AGREEMENT IN PURCHASING THE TRANSFERCO SHARES; AND

(d)            PURCHASER IS NOT RELYING ON ANY STATEMENT MADE OR INFORMATION PROVIDED TO PURCHASER BY SELLER PARENT (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES AND COVENANTS AND INDEMNITIES EXPRESSLY MADE BY SELLER PARENT IN THIS AGREEMENT), SELLER, TRANSFERCO OR THE TARGET ENTITIES, OR ANY OF THEIR RESPECTIVE AFFILIATES, OR ANY OF ITS RESPECTIVE SHAREHOLDERS, MEMBERS, PARTNERS, TRUSTEES, BENEFICIARIES, DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, CONTRACTORS, CONSULTANTS, AGENTS OR REPRESENTATIVES, OR ANY PERSON PURPORTING TO REPRESENT ANY OF THE FOREGOING.

(e)            RELEASE OF SELLER AND SELLER PARENT. NOTWITHSTANDING ANY INDEMNIFICATION OBLIGATION OF SELLER PARENT OR ITS AFFILIATES UNDER THIS AGREEMENT, PURCHASER (FOR ITSELF AND ALL PURCHASER INDEMNITEES) DOES HEREBY FOREVER RELEASE AND DISCHARGE THE SELLER INDEMNITEES FROM ANY AND ALL VIOLATIONS OF APPLICABLE LAW INCLUDING, WITHOUT LIMITATION, VIOLATIONS OF THE AMERICANS WITH DISABILITIES ACT OF 1990 AND ALL ENVIRONMENTAL CLAIMS AND ENVIRONMENTAL LIABILITIES, WHETHER NOW KNOWN OR UNKNOWN TO PURCHASER; PROVIDED, HOWEVER, THAT SUCH RELEASE AND DISCHARGE SHALL NOT APPLY TO ANY (I) INDEMNIFICATION OBLIGATION OF SELLER PARENT TO THE EXTENT RESULTING FROM A BREACH OF SELLER PARENT’S COVENANTS SET FORTH IN THIS AGREEMENT OR (II) ANY OTHER OBLIGATIONS OR INDEMNITIES SET FORTH IN THIS AGREEMENT, IN EACH CASE, THAT EXPRESSLY SURVIVE CLOSING. PURCHASER COVENANTS AND AGREES NOT TO SUE SELLER, SELLER PARENT OR ANY OTHER SELLER INDEMNITEES AND RELEASES AND DISCHARGES SELLER PARENT, SELLER, AND THE OTHER SELLER INDEMNITEES OF AND FROM AND WAIVES ANY CLAIM OR CAUSE OF ACTION, INCLUDING, WITHOUT LIMITATION, ANY STRICT LIABILITY CLAIM OR CAUSE OF ACTION OR CONTRACTUAL AND/OR STATUTORY ACTIONS FOR CONTRIBUTION OR INDEMNITY, THAT PURCHASER MAY HAVE AGAINST SELLER PARENT, SELLER OR ANY OTHER SELLER INDEMNITEES, INCLUDING, WITHOUT LIMITATION, UNDER ANY ENVIRONMENTAL LAWS; PROVIDED, HOWEVER, THAT COVENANT NOT TO SUE AND SUCH RELEASE AND DISCHARGE SHALL NOT APPLY TO ANY (I) INDEMNIFICATION OBLIGATION OF SELLER PARENT TO THE EXTENT RESULTING FROM A BREACH OF SELLER PARENT’S COVENANTS SET FORTH IN THIS AGREEMENT OR (II) ANY OTHER OBLIGATIONS OR INDEMNITIES SET FORTH IN THIS AGREEMENT, IN EACH CASE, THAT EXPRESSLY SURVIVE CLOSING.

(f)             SURVIVAL. THIS SECTION 7.3 SHALL SURVIVE THE CLOSING.

7.4            Access to Information. After the Closing (except with respect to Tax matters, which are exclusively addressed in Section 7.1.2(d)) for a period of five (5) years and at Seller Parent’s sole cost and expense, Purchaser shall provide reasonable access (other than to information, the disclosure of which would reasonably be expected, based on the advice of outside legal counsel, breach any confidentiality obligation or jeopardize any legal privilege (including attorney-client privilege); provided, that Purchaser shall use reasonable best efforts to provide such access as can be provided (or otherwise find alternative means to convey such information regarding the applicable matters as can be conveyed) without violating or waiving such confidentiality obligation or privilege) to the officers, employees, agents and representatives of any Seller Indemnitees to the Target Entities books and records for the Hotel for pre-Closing periods, for any insurance, legal or compliance purpose, subject in all cases to Applicable Law; provided, however, that (a) such Seller Indemnitees shall provide reasonable prior notice to Purchaser; (b) Purchaser shall not be required to provide such access during non-business hours; and (c) Purchaser shall have the right to accompany the officer, employees, agents or representatives of such Seller Indemnitees in providing access to its books and records, as provided in this Section 7.4. Purchaser, at its cost and expense, shall retain all books and records with respect to the Target Entities and the Hotels for a period of five (5) years after the Closing. To the extent reasonably requested by Purchaser, for a period of five (5) years after Closing and at Purchaser’s sole cost and expense, Seller Parent shall provide Purchaser Indemnitees with reasonable access (other than to information, the disclosure of which would reasonably be expected, based on the advice of outside legal counsel, breach any confidentiality obligation or jeopardize any legal privilege (including attorney-client privilege); provided, that Seller Parent shall use reasonable best efforts to provide such access as can be provided (or otherwise find alternative means to convey such information regarding the applicable matters as can be conveyed) without violating or waiving such confidentiality obligation or privilege) to additional books and records solely to the extent directly relating to the Hotels, Transferco and the Target Entities that are in the possession or control of Seller Parent, including without limitation, such books and records Purchaser requested pursuant to Section 11.1. This Section 7.4 shall survive the Closing.

7.5            Privacy Laws. To the extent Purchaser reviews, is given access to or otherwise obtains any Hotel Guest Data and Information as part of the purchase of the Target Shares, Purchaser shall at all times comply with all Applicable Laws concerning (a) the privacy and use of such Hotel Guest Data and Information and the sharing of such information and data with third parties (including, without limitation, any restrictions with respect to Purchaser’s or any third party’s ability to use, transfer, store, sell, or share such information and data), and (b) the establishment of adequate security measures to protect such Hotel Guest Data and Information. This Section 7.5 shall survive the Closing.

7.6            Communication with Governmental Authorities. Except as otherwise expressly provided herein, neither Purchaser nor Investigating Party’s Representatives shall contact any Governmental Authority with respect to the Transaction without Seller Parent’s prior written consent (which shall not be unreasonably withheld, conditioned, or delayed) and giving Seller Parent the opportunity to participate.

7.7            Further Assurances; Regulatory Approvals; Efforts.

 (a)          From the Effective Date until the Closing or earlier termination of this Agreement, Seller Parent and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transaction, including, without limitation, (i) promptly obtaining all necessary consents, approvals and authorizations required to be obtained from any Governmental Authority or other Person under this Agreement or Applicable Law, (ii) effecting all necessary registrations, notices, and filings required under this Agreement or Applicable Law, including without limitation to the Ministry of Tourism and any other Governmental Authorities in connection with conveyance of the Target Shares, (iii) take actions as may be requested by any such Governmental Authority to obtain such authorizations, consents, orders and approvals, and (iv) avoid entry of, or effect the dissolution of, any order that would have the effect of preventing or materially delaying the consummation of the Transaction. The Parties shall cooperate in seeking to promptly obtain all such authorizations, consents, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make all required filings with respect to the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable Antitrust Laws promptly as reasonably practicable (and consistent with market practice), and (B) respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Authority in connection with antitrust or related matters. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.7 or any other provision of this Agreement shall require Purchaser or any of its Affiliates (including, for purposes of this sentence, Tortuga Resorts UK Limited, Tortuga Resorts, S.A. de C.V., KSL Capital Partners LLC (“KSL”), and any investment funds or investment vehicles affiliated with, or managed or advised by, KSL, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle) to, and the Seller Parent shall not, without the prior written consent of Purchaser, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of Purchaser, the Target Entities, or any of their respective subsidiaries or Affiliates, or any interests therein.

 (b)          The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and each Party shall provide to the other Parties in advance, any written analyses, presentations, memoranda, briefs and proposals made or submitted to any Governmental Authority by or on behalf of any Party hereto in connection with proceedings relating to any Antitrust Laws; provided, that each Party may limit disclosure of commercially sensitive portions of such materials to the outside legal counsel and consultants of the other Parties or may be redacted as necessary to address reasonable privilege concerns.

 (c)          Without limiting the generality of the foregoing, each Party shall give the other Parties prompt notice of any pending or threatened request, inquiry, or action brought by a Governmental Authority, or brought by a third party before any Governmental Authority, in each case with respect to the Transaction under any Antitrust Laws (an “Antitrust Investigation”). With respect to any such Antitrust Investigation, and subject to Applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its best efforts to (i) keep the other Parties informed as to the status of any such request, inquiry, or action, (ii) promptly inform the other Parties of any substantive communication to or from a Governmental Authority, in connection with any such request, inquiry or action (and, if in writing, furnish the other Parties with a copy of such communication), (iii) give each other reasonable advance notice of all substantive meetings or teleconferences with any Governmental Authority in connection with any such request, inquiry or Action and (iv) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with (including providing reasonable opportunity for the other Parties to comment upon) any material analysis, presentation, memorandum, brief or proposal to be made or submitted to any such Governmental Authority.

 (d)          Each Party shall promptly furnish to each other all information required or requested to be included in any application, filing or submission to be made pursuant to the rules and regulations of any Governmental Authority in connection with the applications or other filings to be made under applicable Antitrust Laws. The Parties shall have the right to review in advance, and each shall consult the other on, all the information relating to any of the Parties and any of their respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any third party and/or any Governmental Authority in connection with the Transaction or filings to be made under applicable Antitrust Laws (and any amendments thereto) and shall consider in good faith comments proposed by each Party; provided, that with respect to any documents or materials required to be filed under applicable Antitrust Laws that contain information (i) that is commercially sensitive or (ii) the provision of which would infringe Antitrust Laws, such information may be provided solely to those individuals acting as outside legal counsel for the other Parties and may also be redacted (x) to remove references concerning the valuation of Transferco or the Target Entities, and (y) as necessary to address reasonable attorney-client or other privilege concerns; provided further, that such counsel shall not disclose such information to such other Parties and shall enter into a joint defense agreement in customary form with outside legal counsel for the providing Party, if requested.

 (e)          Each Party further agrees to cooperate with the others in order to resolve any investigation or other inquiry concerning the Transaction initiated by any Governmental Authority. Each Party shall promptly notify the others of any written notice or other substantive communication received by such Party from any Governmental Authority in connection with the Transaction and all discussions, telephone calls and meetings with a Governmental Authority regarding the Transaction shall, to the extent not prohibited by such Governmental Authority, include the representatives of the Parties.

 (f)           Each Party shall refrain from, and cause each of their respective Affiliates to refrain from, acquiring or agreeing to acquire or invest in any assets or businesses, or agree to any commercial or strategic relationship with any Person that would reasonably be expected to (i) prevent, materially impede, or materially delay receipt of any authorizations, consents, orders, rulings, judgments, determinations or approvals of Governmental Authorities or (ii) prevent, materially delay, or materially impede the Closing.

 (g)          After the Closing, Seller Parent and Purchaser shall use commercially reasonable efforts (at no cost or expense or liability to such Party, other than any de minimis cost or expense or liability, or any cost or expense or liability which the requesting Party agrees in writing to reimburse) to further effect the Transaction and to address any reasonable requests either may have in connection with any legal requirement (provided that no such further assurances shall increase the liabilities or decrease the rights of the non-requesting party, other than in de minimis respects). The immediately preceding sentence of this Section 7.7 shall survive the Closing.

7.8            Consulting Fees and Brokerage Commissions. Each Party agrees that should any claim be made for brokerage commissions or finder’s fees by any broker, finder, or consultant other than Seller Parent’s Consultant (it being acknowledged and agreed that Seller Parent is responsible for any commission payable to Seller Parent’s Consultant) and the Purchaser’s Consultant (it being acknowledged and agreed that Purchaser is responsible for any commission payable to Purchaser’s Consultant) by, through or on account of any acts of said Party or its representatives or Affiliates, said Party shall indemnify and hold the other Party free and harmless from and against any Losses incurred by such Party in connection therewith. This Section 7.8 shall survive the Closing or termination of this Agreement.

7.9            Playa Credit Agreement Liens. Seller Parent (i) shall cause Playa Seller to cause the Liens on the Owned Real Property and on Transferco and the Target Entities securing the Playa Credit Agreement and all related security and other loan documentation therein (collectively, the “Playa Loan Documents”) to be released prior to Closing and (ii) shall ensure that none of Transferco or the Target Entities have any outstanding indebtedness, security interests or other obligations under or with respect to the Playa Loan Documents, in each case, pursuant to payoff letters, termination agreements, UCC-3 financing statements (or their equivalent in each applicable jurisdiction) and other release and termination documents reasonably satisfactory to Purchaser.

7.10          Financing Cooperation.

 (a)          Subject to the terms of the Playa Purchase Agreement, Seller Parent shall, and shall cause Transferco and the Target Entities to, and shall cause its and their respective officers, employees and advisors to, reasonably cooperate in connection with the arrangement of the Debt Financing. Such cooperation by the Seller Parent and its respective officers, employees and advisors shall include, at the reasonable request of Purchaser, using their reasonable best efforts to (provided that the obligation set forth below in clauses (B) and (E) shall be required in any event and shall not be subject to the foregoing efforts standard):

(A)           at reasonable times, upon reasonable advance notice and at reasonable locations, (i) cause appropriate members of the management team of the Seller Parent, Transferco and the Target Entities to participate in a reasonable number of meetings, due diligence sessions, “roadshow” presentations and similar presentations to and with prospective lenders, investors and rating agencies and (ii) cooperate with prospective lenders and investors in performing their due diligence;

(B)           furnish Purchaser and the Debt Financing Sources, as applicable, the financial information required by the first sentence of Section 3 of Exhibit C of the Debt Commitment Letter;

(C)           provide other financial and other pertinent information related to Transferco and the Target Entities reasonably necessary to assist Purchaser or any of its Affiliates in the preparation of one or more confidential information memoranda, offering memoranda, registration statements, prospectuses, lender and investor presentations, rating agency presentations, other similar documents and other marketing and syndication materials reasonably requested by Purchaser or any of its Affiliates (including confirming the absence of material non-public information relating to Transferco and the Target Entities or their securities contained therein);

(D)           otherwise cooperate with the Debt Financing sources’ documentary due diligence and provide information in support of the completion of customary definitive financing documentation, in each case to the extent, and solely to the extent, such materials relate to information concerning Transferco and the Target Entities, to the extent customarily and reasonably required to be delivered under such definitive financing documentation;

(E)            provide, at least four (4) Business Days prior to the Closing Date, all documentation and other information about Transferco and the Target Entities as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by any Debt Financing source at least seven (7) Business Days prior to the anticipated Closing Date;

(F)           cooperate in satisfying the conditions precedent to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Seller Parent, Transferco and the Target Entities;

(G)           deliver, at least one (1) Business Day prior to the Closing Date, payoff letters with respect to any outstanding indebtedness that is not permitted hereunder to remain outstanding following the Closing and provide for the release of related Liens and termination of security interests in respect of such indebtedness (including delivering prepayment or termination notices as required by the terms of any existing indebtedness and delivering payoff letters contemplated by this Agreement and UCC-3 or equivalent financing statements or termination notices), in each case, in customary form and otherwise reasonably satisfactory to the Purchaser;

(H)           obtain customary authorization letters with respect to the bank information memoranda from an appropriate officer of Transferco and the Target Entities;

(I)            furnish Purchaser and the Debt Financing Sources, as applicable, the unaudited consolidated balance sheets of Playa Hotels & Resorts N.V. (or its legal successor) and its subsidiaries and related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows as of the end of each fiscal quarter ending after the date of the consummation of the acquisition thereof by Hyatt Hotels Corporation and/or one or more of its Affiliates and more than forty five (45) days prior to Closing Date; and

(J)            assist Purchaser with the preparation of pro forma financial information and pro forma financial statements to the extent requested by Purchaser or the Debt Financing Sources to be included in any marketing materials or offering documents of the type customary for financings of a type similar to the Debt Financing (provided that Purchaser shall be responsible for the preparation of any pro forma financial statements and related notes thereto and Seller Parent, Transferco and the Target Entities shall not be responsible for the preparation of any pro forma financial statements or any other information regarding post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments giving effect to the transactions contemplated hereby for use in connection with the Debt Financing).

Notwithstanding the foregoing, nothing in clause (a) above shall require the Seller Parent, Transferco or any Target Entities or any of their respective Affiliates or Representatives to (i) pay any commitment or other fees or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date, (ii) give any indemnities in connection with any Debt Financing or, except as provided in clause (H) above, execute any agreement, certificate, document, or instrument pursuant to this Section 7.10 with respect to any Debt Financing that is not contingent on the Closing, (iii) except as expressly provided in clauses (B) and (E) above, take any action that, in the good faith determination of the Seller Parent, would unreasonably interfere with the conduct of the business of the Seller Parent, Transferco or the Target Entities or damage or destroy any property or assets of the Seller Parent, Transferco or Target Entities, (iv) to consent to the pre-filing of UCC-1s or the grant of Liens on assets of the Seller Parent, Transferco or the Target Entities that would be effective prior to the Closing Date, (v) waive or amend any terms of this Agreement, (vi) except as expressly provided in clauses (B) and (E) above, prepare or deliver any projections or pro forma financial information or deliver any financial statements that is not expressly required under this Agreement or that is not readily available, prepared or able to be generated, in the ordinary course of business of the Seller Parent at the time requested by Purchaser, (vii) except as expressly provided in clause (D) above, deliver any legal opinions or accountants’ cold comfort letters or reliance letters or (viii) provide cooperation that would in the good faith judgment of Seller Parent: (A) conflict with or result in a violation of any material contract, organizational document or any Applicable Law, (B) result in the loss of attorney-client privilege or other similar legal privilege or (C) cause any of Seller Parent’s representations, warranties, covenants or other obligations in this Agreement to be breached or any condition to the obligations of Purchaser to fail to be satisfied (after giving effect to any waivers, amendments or other modifications). Seller Parent consents to the reasonable use of its, Transferco and any of the Target Entities logos in connection with the Debt Financing in a manner usual and customary for financings of a type similar to the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller Parent, Transferco or the Target Entities or the reputation or goodwill of the Seller Parent, Transferco or Target Entities.

 (b)          Purchaser shall, promptly upon request by the Seller Parent, reimburse the Seller Parent for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) actually incurred by the Seller Parent, Transferco the Target Entities and its and their respective Representatives in connection with their respective obligations pursuant to this Section 7.10(b). Purchaser shall indemnify and hold harmless the Seller Parent, Transferco and the Target Entities and their respective Representatives, from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any Debt Financing and any information utilized in connection therewith, in each case prior to the Closing, except for any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arising out of or with respect to (i) any willful misconduct, gross negligence, bad faith or fraud by any of the Seller Parent, Transferco or the Target Entities or its or their respective Representatives or (ii) any material misstatement or omission in information provided hereunder by any of the foregoing persons.

 (c)          Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to, as promptly as possible, (a) satisfy on a timely basis all conditions that are within Purchaser’s control applicable to Purchaser obtaining the Debt Financing set forth therein, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms not materially less favorable to Purchaser in any respect, (c) timely prepare the necessary offering documents or marketing materials with respect to the Debt Financing, and (d) in the event that all conditions in the Debt Commitment Letter have been satisfied, direct the applicable Debt Financing Sources to consummate the Debt Financing at or prior to the Closing to the extent required to consummate the Transaction. Purchaser shall give Seller Parent prompt notice of (i) any breach of obligations under the Debt Commitment Letter that has been asserted in writing in accordance with the terms of the Debt Commitment Letter or of which Purchaser becomes aware, (ii) if Purchaser becomes aware that the Debt Financing contemplated by the Debt Commitment Letter will not be available to consummate the Transaction and (iii) receipt by Purchaser of written notice or other written communication of any termination of the Debt Commitment Letter. To the extent reasonably requested by Seller Parent from time to time in writing, Purchaser shall keep the Seller Parent informed on a reasonably current basis in reasonable detail of the status of Purchaser’s efforts to arrange the Debt Financing or Alternative Financing and provide to Seller Parent executed copies of the material definitive documents related to the Debt Financing or Alternative Financing. If any portion of the Debt Financing required to consummate the Transaction becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall use reasonable best efforts to obtain alternative financing, including from alternative sources, terms that are not materially less favorable to Purchaser in any respect in an amount sufficient to consummate the Transaction as promptly as practicable following the occurrence of such event and the provisions of this Section 7.10(c) shall be applicable to the Alternative Financing. Purchaser shall (A) comply in all material respects with the Debt Commitment Letter and each definitive agreement with respect thereto (collectively, with the Debt Commitment Letter, the “Debt Documents”), (B) enforce in all material respects their rights under each Debt Document and (C) not permit any material amendment, replacement, restatement or modification to be made to, or any waiver of any material provision or remedy under, any Debt Document or the fee letters referred to in the Debt Commitment Letter without the prior written consent of Seller Parent if such amendment or modification (1) decreases the aggregate amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Transaction (together with other reasonably available financial resources of Purchaser), (2) imposes new or additional conditions in each case which would reasonably be expected to prevent, delay or impair the availability of the Debt Financing when required to be funded or the satisfaction of the conditions to obtaining the Debt Financing, in each case on the Closing Date or (3) adversely impacts the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter; provided that, for the avoidance of doubt, Purchaser may amend, replace, supplement and/or modify the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender) or (ii) to implement or exercise any “flex” provisions provided in the fee letters as in effect as of the date hereof. For purposes of this Agreement, references to (i) the “Debt Financing” and “Financing” will include the financing contemplated by the Debt Commitment Letter as amended, supplemented, replaced, restated or modified as permitted by this Section 7.10(c) and (ii) the “Debt Commitment Letters,” or “Commitment Letters” shall include such documents as amended, supplemented, replaced, restated or modified as permitted by this Section 7.10(c), in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.

(d)           Purchaser acknowledges and agrees that the obtaining of any financing (including any Debt Financing) is not a condition to the Closing.

(e)           All non-public or otherwise confidential information regarding the Seller Parent, Transferco or the Target Entities obtained by Purchaser pursuant to this Section 7.10(d) shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information (a) to rating agencies, the lenders and potential lenders, underwriters and potential underwriters, participants, prospective participants, hedging counterparties or prospective hedging counterparties in accordance with the terms of the Debt Commitment Letter on a confidential basis, subject only to customary exceptions in no event more extensive than those set forth in the confidentiality provisions of the Debt Commitment Letter or customary engagement letter relating to the Transaction as in effect as of the date hereof (including, without limitation, as agreed in any confidential information memorandum or other marketing materials, which may be by “clickthrough” agreement or other affirmative action on the part of the recipient to access such information) in accordance with standard syndication processes or customary market standards for dissemination of such type of information and (b) in any prospectus or offering memorandum.

7.11         Debt Financing Sources.

(a)           Notwithstanding anything to the contrary contained in this Agreement, Seller Parent on behalf of itself and its controlled Affiliates (each, a “Company Related Party” and collectively, the “Company Related Parties”) agrees that it shall not bring or support any Action (whether based in contract, tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Transaction or the consummation or performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). Seller Parent further agrees that all of the provisions set forth in Section 14.10 shall apply to any Action referenced in this Section 7.11. Notwithstanding anything to the contrary contained in this Agreement, the Company Related Parties agree that service of process upon any Company Related Party in any claim, action, suit, investigation or other proceeding of any kind of description shall be effective if notice is given in accordance with Section 14.1.

(b)           Notwithstanding anything to the contrary contained in this Agreement, the Seller Parent on behalf of itself and the Company Related Parties, agrees that all Actions (whether based in contract, tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Transaction, or the performance thereof, shall be governed by and construed in accordance with the Laws of the State of New York.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, the Seller Parent on behalf of itself and the Company Related Parties, agrees that neither it nor any of its Representatives (for the avoidance of doubt, which shall not include Purchaser and its Affiliates) shall have any rights or claims against any Debt Financing Source in connection with or related to this Agreement or any commitment letter, engagement letter or definitive financing document in connection with the Transaction, or any alternate financing in connection therewith. In addition, no Debt Financing Source shall have any liability or obligation to the Seller Related Parties (for the avoidance of doubt, which shall not include Purchaser and its Affiliates) or representatives in connection with or related to this Agreement or any commitment letter, engagement letter or definitive financing document in connection with the Transaction and hereby waives any and all claims and causes of action (whether in contract or in tort, law or equity) that the Seller Related Parties may have against the Debt Financing Sources relating to or arising out of this Agreement or the Financing (excluding, in each case, any claims or causes of actions that the Purchaser, any Purchaser Related Party or, on and after the Closing Date, Transferco or any Target Entity may have relating to or arising out of the Financing), including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Nothing set forth in this Section 7.11 shall modify or alter the rights of Purchaser under any commitment letter, engagement letter or definitive financing document in connection with the Transaction or between or among Purchaser or their respective subsidiaries, on the one hand, and any Debt Financing Source, on the other hand, entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any commitment letter, engagement letter or any such definitive financing documentation, as applicable, the provisions of such commitment letter, engagement letter or definitive financing documentation, as applicable, shall govern and control.

(d)           In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Purchaser and Seller Parent are acting in their corporate or similar capacities and are not assuming personal liability in connection therewith.

(e)           Notwithstanding anything to the contrary herein, (i) the Debt Financing Sources shall be express third-party beneficiaries of this Section 7.11, which shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions thereof and (ii) this Section 7.11 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 7.11) may not be amended, supplemented, waived or otherwise modified in any material respect in any manner that materially impacts or is otherwise materially adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

7.12         Post-Closing Cooperation.

(a)           If, on or after the Closing Date, expressly excluding and without duplication of any monies or amounts that are paid pursuant to Article X and Article XI of this Agreement or in respect of the Carved Out Matters (i) Seller Parent or any of its Affiliates (which shall not, for the avoidance of doubt, include Transferco or any Target Entity) receive, or become aware that Seller or any of its Affiliates own or possess, (x) any assets, rights (including licenses, consents, approvals or permits), properties, notices, monies or amounts that are properly due, deliverable or owing to Purchaser, Transferco or any Target Entity, including pursuant to the Restructuring or are otherwise attributable to the Business, or (y) any liabilities or obligations, including for monies or amounts, that are attributable to the Business or Transferco or any Target Entity (whether arising prior to, at or following Closing) or (ii) Purchaser or any of its Affiliates (including Transferco or any Target Entities) receive, or become aware that Purchaser or any of its Affiliates (including Transferco or any Target Entity) own or possess, (x) any assets, rights (including licenses, consents, approvals or permits), properties, notices, monies or amounts that are properly due, deliverable or owing to Seller Parent or its Affiliates, including pursuant to the Restructuring, or (y) any liabilities or obligations, including for monies or amounts that are not attributable to Seller Parent or its Affiliates (which shall not, for the avoidance of doubt, include Transferco or any Target Entity) (whether arising prior to, at or following Closing), then such Party shall, or shall cause its applicable Affiliate to, in the case of the foregoing clauses (i)(x) and (ii)(x), promptly notify the intended Party and do all things reasonably necessary to transfer, convey, assign or remit, or shall cause to be transferred, conveyed, assigned or remitted, for no additional consideration, such assets, rights (including licenses, consents, approvals or permits), properties, notices, monies or amounts to the intended Party or any Person that such Party designates in writing, as applicable, and, in the case of clauses (i)(y) and (ii)(y), promptly notify the intended Party and pay, promptly reimburse, or otherwise do all things reasonably necessary to assume the obligation or otherwise incur such liabilities and obligations, such that the Party that is incorrectly obligated for the same shall not incur any costs for liabilities in connection therewith, other than de minimis costs of accomplishing the foregoing; provided, in the case of clauses (i)(x) and (ii)(x), if such transfer, conveyance, assignment or remittance requires a consent of or notice to any third party, the Party responsible for such transfer, conveyance, assignment or remittance shall use its commercially reasonable efforts to satisfy such requirement but until such time shall cooperate so that the other Party obtain the rights and benefits of, and assume the risks and obligations of, such asset.

(b)           The Parties shall reasonably cooperate with each other in connection with their obligations under this Section 7.12 and facilitate the transition of such assets, rights, properties, notices, monies, amounts, liabilities and obligations, as the case may be, as promptly as practicable after the Closing. The Parties acknowledge and agree there is no right of offset for any payments to be made pursuant to this Section 7.12 and a Party may not withhold funds received from third parties which it is required to remit to the other Party and may not withhold paying over funds for liabilities and obligations being incurred by the other Party which are the responsibility of the obligated Party pursuant to this Section 7.12 in the event there is a dispute regarding any other issue under any Agreement to which they are a party.

7.13         Books and Records. Prior to Closing, Seller Parent shall use commercially reasonable efforts to deliver to Purchaser true and complete copies of the corporate books and records of Transferco and each Target Entity requested by Purchaser and in Seller Parent’s possession or under Seller Parent’s reasonable control (including but not limited to share certificates, minute books and registries of Transferco and each Target Entity); provided, however, that the Parties acknowledge and agree that (a) delivery of such books and records is not a condition to Closing and (b) Seller Parent’s failure to deliver any such books and records shall not give rise to or result in any termination right or default hereunder. Notwithstanding the foregoing, at the Closing, Seller Parent shall deliver, or cause the Target Entities to deliver, to Purchaser the original special partners’ book (libro especial de socios) with respect to each Target Entity formed in Mexico.

7.14         Assignment by Purchaser. Prior to Closing, Purchaser shall (a) assign this Agreement to the to-be-formed Affiliate of Purchaser that is designated as “Turquoise BidCo” in the applicable exhibit to the Side Letter and (b) designate such Affiliate described in clause (a) as the purchaser of the Transferco Shares. Purchaser shall afford Seller Parent with a reasonable opportunity to review and comment on all material documents required to effect the foregoing assignment and designation. Notwithstanding the assignment of this Agreement, any payment made pursuant to Article X or under the R&W Insurance Policy after Closing pursuant to this Agreement shall be paid to Turquoise Topco Limited and the “Turquoise BidCo” shall not be entitled to receive such amounts.

7.15         Derivative Contracts. Within two (2) Business Days following Seller Parent’s delivery of the first Schedule 54 pursuant to Section 11.1, Purchaser shall deliver written notice to Seller Parent of Purchaser’s election to either (a) terminate all of the Contracts set forth on Schedule 7.15 (collectively, the “Derivative Contracts”), in which case, Seller Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to terminate the Derivative Contracts at or prior to the Closing, or (b) maintain in full force and effect all of the Derivative Contracts as of the Closing. In the event that Purchaser elects to maintain the Derivative Contracts pursuant to the foregoing clause (b), the fair market value of the Derivative Contracts shall be prorated pursuant to Section 10.1.21.

7.16         Certain Bonuses. Purchaser acknowledges and agrees that each Employee identified on Schedule 7.16 (each, a “Bonus Recipient”) has the right to receive payment from a Target Entity of the amounts set forth opposite such Person’s name on Schedule 7.16 (each, a “Bonus Payment”) pursuant to, and in accordance with, the applicable Company Plan set forth opposite such Person’s name on Schedule 7.16 (each, a “Bonus Plan”). To the extent the applicable Bonus Payment becomes payable to the applicable Bonus Recipient pursuant to the terms of the applicable Bonus Plan, Purchaser acknowledges and agrees that Purchaser shall timely pay, or cause to be paid, to such Bonus Recipient, an amount equal to such Bonus Recipient’s Bonus Payment (net of applicable tax withholding and deductions, as applicable), subject to and in accordance with the terms of the applicable Bonus Plan. For the avoidance of doubt, the Parties acknowledge and agree that the Bonus Payments constitute Wages and Benefits relating to the period prior to the Cut Off Time for purposes of Seller Parent’s obligation to fully credit Purchaser for the costs of the Bonus Payments in accordance with Section 10.1.14 hereof. Notwithstanding the foregoing or anything herein to the contrary, to the extent that one or more Bonus Recipient(s) forfeit(s) the right to receive the applicable Bonus Payment(s) pursuant to the terms of the applicable Bonus Plan(s), and Purchaser has already received a credit in respect of those Bonus Payment(s), Purchaser shall pay, or cause to be paid, to Seller Parent by wire transfer of immediately available funds to such account as Seller Parent shall designate in writing to Purchaser, an amount equal to the aggregate amount of Bonus Payments so forfeited no later than ten (10) Business Days after the first anniversary of the Closing Date. Notwithstanding any survival period set forth in Section 10.1.23, as soon as reasonably practicable following the first anniversary of the Closing, Purchaser shall deliver to Seller Parent a written notice, together with reasonably detailed supporting documentation, setting forth the amount of Bonus Payments actually paid by Purchaser or one of its Affiliates (including the Target Entities) to the Bonus Recipients in accordance with the applicable Bonus Plans and the amount of Bonus Payments forfeited by Bonus Recipients and thus payable to Seller Parent in accordance herewith (the sum of which paid and forfeited Bonus Payments, for clarity, shall equal the aggregate amount of Bonus Payments set forth on Schedule 7.16).

Article VIII
CONDITIONS PRECEDENT

8.1           Conditions Precedent to the Obligations of Both Seller Parent and Purchaser.

8.1.1  Adverse Proceedings. The respective obligations of Seller Parent and Purchaser to close the Transaction are subject to the requirement at or prior to the Closing Date that no preliminary or permanent injunction or other order, decree or ruling shall have been issued by a court of competent jurisdiction or by any Governmental Authority, and no Applicable Law shall have been enacted (or passed which upon enactment), would make illegal or invalid or otherwise prevent the consummation of the Transaction.

8.1.2  Antitrust Approval. All applicable approvals and clearances required to be obtained pursuant to Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico (the “MX AT Approvals”) shall have been obtained.

8.1.3  Side Letter. The Side Letter shall be in full force and effect, and the transactions contemplated by the Side Letter shall have been consummated and all of the deliverables contemplated thereby shall have been delivered, in each case in all respects in accordance with the terms of the Side Letter.

8.2           Additional Conditions to Purchaser’s Obligations.

8.2.1  Additional Conditions to Purchaser’s Obligations. Purchaser’s obligations to close the Transaction are also subject to the satisfaction on or prior to the Closing Date of the following conditions precedent (together with the conditions precedent for the benefit of Purchaser set forth in Section 8.1, collectively, the “Purchaser Closing Conditions”):

(a)           Seller Parent’s Deliveries. Seller Parent shall, or cause Seller to, have delivered the Seller Closing Deliveries to Purchaser’s legal counsel in escrow to be delivered to Purchaser at Closing.

(b)           Representations and Warranties. Each of Seller Parent’s representations and warranties made in this Agreement (i) pursuant to Section 6.1(a), the first sentence of Section 6.1(b), Section 6.1(c), Section 6.1(e)(i), Section 6.1(f), Section 6.1(h), and Section 6.1(tt) (the “Fundamental Representations”) shall be true and correct in all respects as of the Closing Date (unless such representation or warranty is made expressly as of another date, in which case it shall have been true and correct in all respects as of such date) and (ii) all other representations and warranties (excluding the Fundamental Representations) shall be true and correct (without giving effect to any qualification as to materiality, or other correlative terms) in all material respects as of the Closing Date (unless such representation or warranty is made expressly as of another date, in which case it shall have been true and correct in all material respects as of such date (without giving effect to any qualification as to materiality, or other correlative terms)) and, with respect to the representations and warranties described in this clause (ii), in each case except where the failure of such representation or warranty to be true and correct would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c)           Covenants and Obligations. Without limitation of the preceding clauses (a) and (b), Seller Parent shall have performed and complied with in all material respects all of its covenants and obligations under this Agreement required to be performed or complied with by Seller Parent under this Agreement on or prior to the Closing Date.

(d)           Termination of Existing Management Agreements. The Parties acknowledge that certain of the Hotels are encumbered by the Existing Management Agreements listed on Schedule II attached hereto. The obligations of Purchaser to close the Transaction is subject to the requirement that Seller Parent and/or the Target Entities shall have terminated the Existing Management Agreements, and paid all fees associated therewith, and the Hotels shall not be encumbered by such Existing Management Agreements.

The Purchaser Closing Conditions are for the benefit of Purchaser, and Purchaser shall have the right to waive any of the Purchaser Closing Conditions on or prior to the Closing Date.

8.3            Additional Conditions to Seller Parent’s Obligations.

8.3.1  Satisfaction of Seller Closing Conditions. Seller Parent’s obligations to close the Transaction are subject to the satisfaction on or prior to the Closing Date of the following conditions precedent (together with the conditions precedent for the benefit of Seller Parent set forth in Section 8.1, collectively, the “Seller Closing Conditions”):

(a)            Receipt of the Amounts. Purchaser shall have paid to Seller the Agreed Value, as adjusted pursuant to the terms and provisions of this Agreement.

(b)            Purchaser’s Deliveries. All of the Purchaser Closing Deliveries shall have been delivered to Seller Parent’s legal counsel pursuant to Section 9.3.3 in escrow to be delivered to Seller Parent at Closing.

(c)            Representations and Warranties. Each of the representations and warranties of Purchaser made in this Agreement (without giving effect to any qualification as to materiality, or other correlative terms) shall be true and correct in all material respects as of the Closing Date (unless such representation or warranty is made expressly as of another date, in which case it shall have been true and correct in all material respects as of such date (without giving effect to any qualification as to materiality, or other correlative terms)), except where the failure of such representation or warranty to be true and correct would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(d)           Covenants and Obligations. Without limitation of the preceding clauses (a), (b) and (c), Purchaser shall have performed and complied with in all material respects all of its covenants and obligations under this Agreement required to be performed or complied with by Purchaser under this Agreement on or prior to the Closing Date.

8.4            Frustration of Closing Conditions. Seller Parent and Purchaser may not rely on the failure of the Seller Closing Conditions or Purchaser Closing Conditions, respectively, if such failure was caused by such Party’s failure to abide by the implied covenant of good faith and fair dealing and/or such Party’s material breach of this Agreement. If any condition set forth in Section 8.1, 8.2, or 8.3 is not satisfied or waived as of the Closing Date, then the Party to this Agreement whose obligations are conditioned upon the satisfaction of such condition, may if such failure of condition also constitutes a default under this Agreement, pursue its remedies under Article XII. Upon termination of this Agreement pursuant to Article XII, Seller Parent and Purchaser shall have no further rights or obligations under this Agreement except those that expressly survive termination (including, for the avoidance, the obligations of either Party to pay the amounts contemplated under Article XII in the event of an applicable termination described therein).

Article IX
CLOSING

9.1            Closing Date. The closing of the Transaction (the “Closing”) shall occur on ten (10) Business Days following the date of receipt of any required governmental approvals, including without limitation pursuant to applicable Antitrust Laws, subject to the satisfaction or waiver in writing of the conditions set forth in Article VIII. The date on which the Closing occurs is referred to herein as the “Closing Date”. The Closing shall be effected through the Closing Escrow pursuant to the Closing Escrow Agreement and this Agreement and shall occur as described pursuant to Section 9.2 below, or at such other place or by such other means as mutually agreed to in writing between Seller Parent and Purchaser.

9.2            Closing Escrow. The Closing shall take place by means of a so-called “New York-style” escrow (the “Closing Escrow”), whereby the Parties and their attorneys need not be physically present at the Closing and may deliver documents by overnight courier or by other means, in which case at or prior to the Closing, the Parties shall enter into a closing escrow agreement with respect to the Closing Escrow in form and substance reasonably acceptable to the Parties (the “Closing Escrow Agreement”) pursuant to which, subject to the satisfaction of the terms and conditions of this Agreement, (i) the Agreed Value, as adjusted pursuant to this Agreement, shall be wired by Purchaser to Seller Parent, (ii) all of the documents required to be delivered by Seller, Seller Parent, and Purchaser at Closing pursuant to this Agreement and the Side Letter (the “Closing Documents”) shall be deposited with the other Party’s legal counsel, (iii) the Instrument of Transfer of Netherlands Shares shall be executed before the Notary, subject to receipt by the Notary of the documents and materials set forth in Section 9.3.1, and (iv) at Closing, the Agreed Value, as adjusted pursuant to this Agreement shall be disbursed to Seller Parent and the documents deposited with legal counsel shall be delivered to Seller Parent and Purchaser (as the case may be) pursuant to the Closing Escrow Agreement. Prior to Closing, the Restrictive Covenants (as defined in the Side Letter) shall each be recorded in the Official Records (provided, however, if the Official Records in Mexico reject recordation of any such Restrictive Covenant, failure to record such Restrictive Covenant shall not be a breach hereunder). If any Restrictive Covenant is not recorded pre-Closing, the Parties will use commercially reasonable efforts to cause the applicable Restrictive Covenant(s) to be recorded post-Closing, which covenant shall survive Closing.

9.3           Closing Deliveries.

9.3.1  Deliveries to the Notary. At or prior to the Closing Date, the following actions shall be taken with respect to Transferco:

(a)           Seller shall deliver or cause to be delivered to the Notary the original shareholders’ register of Transferco, which reflects Seller as the owner of the Transferco Shares and that such Transferco Shares are not encumbered by any Lien other than Permitted Liens;

(b)           Seller and Purchaser shall deliver or cause to be delivered to the Notary certain know-your-customer / anti-money laundering documentation, as requested by the Notary;

(c)           Seller shall deliver or cause to be delivered to the Notary (with a copy to Purchaser) powers of attorney duly executed on behalf of Seller, and, as and where required by the Notary, legalized and apostilled, in each case authorizing the Notary (and each other (deputy) civil law notary and employee associated with Loyens & Loeff N.V.) to enter into and execute the Instrument of Transfer of Netherlands Shares on its behalf;

(d)           Purchaser shall deliver or cause to be delivered to the Notary (with a copy to Seller) a power of attorney duly executed on behalf of Purchaser and, as and where required by the Notary, legalized and apostilled, authorizing the Notary (and each other (deputy) civil law notary and employee associated with Loyens & Loeff N.V.) to enter into and execute the Instrument of Transfer of Netherlands Shares on its behalf;

(e)           Seller shall cause Transferco to deliver or cause to be delivered to the Notary (with a copy to Purchaser) powers of attorney duly executed on behalf of Transferco, and, as and where required by the Notary, legalized and apostilled, in each case authorizing the Notary (and each other (deputy) civil law notary and employee associated with Loyens & Loeff N.V.) to enter into and execute the Instrument of Transfer of Netherlands Shares on its behalf;

(f)            Seller shall deliver or cause to be delivered to the Notary (with a copy to Purchaser) the written management board resolutions of Transferco revoking any proxies granted to any other persons (whether registered or not), conditional on and effective at Closing; and

(g)           Seller shall deliver or cause to be delivered to the Notary (with a copy to Purchaser) the written shareholder’s resolutions of Transferco and the relevant Target Entities acknowledging and accepting the resignation of, and giving full discharge to, each of the persons that have tendered their resignation through resignation letters referred to in Section 9.3.2(c) subject and effective as per the execution of the Instrument of Transfer of Netherlands shares.

9.3.2  Seller’s Deliveries. At the Closing, Seller Parent shall deliver or cause to be delivered to Purchaser or deposited with Purchaser’s legal counsel in the Closing Escrow to be delivered to Purchaser at Closing, all of the documents set forth in this Section 9.3.2 (the “Seller Closing Deliveries”), as follows:

(a)           A closing certificate substantially in the form of Exhibit B attached hereto, duly executed by Seller Parent;

(b)           An electronic counterpart copy of the written agreement terminating each Existing Management Agreement, duly executed by the relevant parties thereto;

(c)           A resignation letter, duly executed by each of the officers and directors or managers (gerentes) of the Transferco and the Target Entities, in form and substance reasonably satisfactory to the Purchaser, each conditional upon and effective as of the Closing; and

(d)           The Closing Statement prepared pursuant to Section 11.1.

9.3.3  Purchaser’s Deliveries. At the Closing, Purchaser shall deliver or cause to be delivered to Seller Parent’s legal counsel all of the documents set forth in this Section 9.3.3 (the “Purchaser Closing Deliveries”), as follows:

(a)           A closing certificate in the form of Exhibit C, duly executed by Purchaser; and

(b)           The Closing Statement prepared pursuant to Section 11.1.

9.4            Post-Closing Actions.

9.4.1  After the Closing Date, the following actions shall be taken with respect to the Target Entities governed by the laws of the Netherlands:

(a)           the Notary shall update the original shareholders’ register of Transferco and deliver the same to Transferco;

(b)           the Notary shall (i) register the Purchaser as the sole shareholder of Transferco in the Dutch trade register and (ii) register the newly appointed members of the management boards of Transferco and the relevant Target Entities governed by the laws of the Netherlands with the Dutch trade register; and

(c)           Purchaser shall ensure that the ultimate beneficial owner of Transferco and the Target Entities governed by the laws of the Netherlands are registered or amended, as the case may be, in the Dutch UBO register within eight (8) days following the Closing Date.

Article X
PRORATIONS AND EXPENSES

10.1         Prorations. The items of revenue and expense with respect to the Hotels, set forth in this Section 10.1 shall be prorated between Seller Parent and Purchaser (the “Prorations”), using a 365 day year, as of 11:59 p.m. (Local Time) as of 11:59 p.m. (Local Time) on the day preceding the Closing Date (the “Cut-Off Time”), so that the Closing Date is a day of income and expense for Purchaser; provided, however, for purposes of the initial Prorations to be used in the Closing Statement on the Closing Date, Seller Parent and Purchaser shall prepare such Prorations in accordance with Section 11.1, with all such items of income, cash and expense to be recalculated as of the Cut-Off Time after the Closing and in accordance with the provisions of this Agreement. Purchaser shall receive a credit for any items of expense in this Section 10.1 to the extent the same are accrued or due and payable but unpaid as of the Cut-Off Time in which case Purchaser shall be obligated to pay such expense, and Seller Parent shall receive a credit for any of the items of expense in this Section 10.1 which have been paid prior to or at the Closing or will be paid by Seller Parent after the Closing to the extent such payment relates to any period of time after the Cut-Off Time. Purchaser shall also receive a credit for any items of income and cash in this Section 10.1 that relate to the Business after the Cut-Off Time to the extent the same have been paid or received by Seller Parent or any of its Affiliates prior to the Cut-Off Time. Seller Parent acknowledges that items of income, cash and expense for the Business, including, without limitation, deposits for Bookings and Accounts Receivable are received and paid in part by Transferco and the Target Entities and in part by Seller Parent and Affiliates of Seller Parent that are not being acquired by Purchaser. In light of the foregoing, notwithstanding anything to the contrary contained in this Agreement, the Prorations shall apply and be calculated without regard to whether the relevant income or cash was received, or expense incurred directly by Transferco or the Target Entities or Seller Parent or any Affiliate thereof that is not are not being acquired by Purchaser. An illustrative example of the Prorations is set forth on Schedule 10.1 attached hereto and incorporated herein by reference. Except as specifically set forth in this Article X or in Schedule 10.1, all Prorations shall be determined in accordance with the negotiated terms of this Agreement which shall take precedence over the uniform system of accounts for the lodging industry and generally accepted accounting principles.

10.1.1  Taxes.

(a)           All Taxes of Transferco and the Target Entities for (i) Pre-Closing Tax Periods and (ii) Straddle Periods, except for Transfer Taxes (which shall be apportioned in accordance with Section 7.1.2(h) of this Agreement), shall be prorated as of the Cut-Off Time, with the Agreed Value being reduced by the Tax Liability Amount. For purposes of the preceding sentence, “Tax Liability Amount” shall mean an amount equal to the sum of all unpaid Tax liabilities of Transferco and the Target Entities (whether imposed on or required to be withheld by such Person) attributable to any Pre-Closing Tax Period for which an originally filed Tax Return of Transferco or a Target Entity has not yet become due, or if the relevant Tax Return for such period has been filed but any Taxes shown as due on such Tax Return have not yet been paid in full (limited, in such case, to the Taxes shown as due on such Tax Return), which amount (i) shall be calculated separately for each entity and each jurisdiction and each applicable Tax and shall not be less than zero in the aggregate or in any particular jurisdiction, for any entity or for any Tax, (ii) shall be determined in accordance with Section 10.1.1(b), (iii) shall take into account any estimated Tax payment or overpayment of Tax, in each case, made with respect to a particular Tax and prior to the Cut-Off Time in a particular jurisdiction with respect to any Pre-Closing Tax Period, solely to the extent such payment actually reduces such Tax liability in the same jurisdiction as such payment as a matter of Applicable Law, (iv) shall be calculated in accordance with past practices (including reporting positions, elections and accounting methods) of Transferco and Target Entities in preparing such Tax Returns, except as otherwise required by a change in Applicable Law or provided in this Agreement, (v) shall be calculated solely for jurisdictions in which Transferco or any Target Entity has filed Tax Returns or in which Transferco or any Target Entity has commenced or acquired business activities or otherwise established nexus for relevant Tax purposes on or after January 1, 2024 and not yet filed a relevant Tax Return as of the Cut-Off Time, (vi) shall exclude any Tax Refund, and (vii) shall exclude any Taxes attributable to any Action taken outside the Ordinary Course of Business and not otherwise contemplated by this Agreement by Purchaser or any of its Affiliates (including the Target Entities) after the Cut-Off Time.

(b)            For purposes of paragraph (a), (i) all such Taxes attributable to a Tax period that ends prior to the Cut-Off Time shall be treated as incurred prior to the Cut-Off Time and (ii) the portion of any such Taxes for a Straddle Period apportioned to the Pre-Closing Tax Period shall be (x) in the case of any real property, personal property or similar Taxes imposed on a per diem basis, the total Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period, and the denominator of which is the number of days in the Straddle Period, and (y) in the case of all other Taxes, based on a “closing of the books” basis as of the Cut-Off Time; provided that (A) occupancy Taxes with respect to the room night which includes the Cut-Off Time shall be apportioned one half (½) before the Cut-Off Time and one half (1/2) after the Cut-Off Time and (B) the portion of any exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) allocable to the Pre-Closing Tax Period shall be allocated utilizing the methodology set out in clause (x).

(c)            Notwithstanding Section 10.1, the proration for income Taxes of the Transferco and the Target Entities relating to the year in which the Closing occurs shall be calculated and prorated between Seller Parent and Purchaser upon the filing of the applicable Tax Returns for Transferco and/or the applicable Target Entity and otherwise in accordance with Section 10.1.18 and Section 11.1.

10.1.2  Tenant Leases.

(a)           Any rents, other income and other pass-through charges to tenants under Tenant Leases and other amounts prepaid, accrued or due and payable under the Tenant Leases shall be prorated as of the Cut-Off Time, with Purchaser receiving a credit for all rent and other items of income previously received but relating to periods after the Cut-Off Time. The Target Entities will continue to hold any security deposits under the Tenant Leases and no amount shall be prorated with respect to such security deposits; provided, however, to the extent Seller Parent or any Affiliate of Seller Parent (excluding Transferco) and the Target Entities is in possession of, or has otherwise received at any time, any security deposits with respect to any Tenant Lease, by distribution or otherwise and such security deposit has not been applied to any deposit under a Tenant Lease, Purchaser shall receive a credit for the applicable security deposits at Closing, which amount shall not be included in the cash proration set forth in Section 10.1.11. Any past-due rent or other income or pass-through charges pursuant to the Tenant Leases as of the Cut-Off Time (such arrearage, “Uncollected Rents”) shall not be prorated, and Purchaser agrees that any amounts collected on or after the Closing Date with respect to such Uncollected Rents shall be received by Purchaser as trustee to be disbursed as follows: first, to Purchaser and Seller for the month during which the Closing occurs; second, to Purchaser all rentals and income due from time to time from such tenants for periods after the month in which the Closing occurs through the date of collection of such rentals or other income or charges in order to bring rentals and other income and charges current for the periods after Closing; third to Seller Parent with respect to any arrearages of rentals or other income or charges pursuant to the Tenant Leases relating to the period for any month prior to the month during which the Closing occurs, and, finally, the balance to Purchaser. Purchaser and Seller Parent agree to remit forthwith to the other Party the amount of rentals and income pursuant to the Tenant Leases to which the other Party is entitled to pursuant to this Section 10.1.2. At the Closing, Seller Parent shall furnish to Purchaser all information in its control and possession necessary for the billing of such past due rents and income pursuant to the Tenant Leases, provided, however, that Purchaser shall have no obligation to commence any actions or proceedings or to terminate any Lease to collect any such Uncollected Rents or expend any funds in such collection efforts.

(b)          Seller Parent shall be responsible for all Leasing Costs due and payable prior to the Closing (“Seller’s Leasing Costs”). Purchaser shall be responsible for all Leasing Costs other than the Seller’s Leasing Costs. To the extent Seller’s Leasing Costs have not been fully paid or incurred as of the Closing Date, Purchaser shall receive a credit at Closing against the Agreed Value in the amount of the balance of Seller’s Leasing Costs remaining to be paid or incurred.

10.1.3  Contracts. Any amounts prepaid, accrued or due and payable under Contracts (other than for utilities which proration is addressed separately in Section 10.1.5) shall be prorated on the basis of the periods to which such prepaid amounts, fees and charges under said Contracts relate as of the Cut-Off Time between Seller Parent and Purchaser. Purchaser shall receive a credit for all deposits held by Transferco or Target Entities under Contracts which are transferred to Purchaser, and Purchaser thereafter shall be obligated to refund or apply such deposits in accordance with the terms of such Contracts. Seller Parent shall receive a credit for all deposits made by Transferco or Target Entities under Contracts which are transferred to Purchaser or remain on deposit for the benefit of Purchaser.

10.1.4  Licenses and Permits. All amounts prepaid, accrued or due and payable under any Licenses and Permits (other than utilities which are separately prorated under Section 10.1.5) transferred to Purchaser shall be prorated as of the Cut-Off Time between Seller Parent and Purchaser, with Seller Parent receiving a credit for all amounts prepaid and Purchaser receiving a credit for all amounts accrued or otherwise due and payable and unpaid. Seller Parent shall receive a credit for all deposits made by or on behalf of the Target Entity under the Licenses and Permits which remain on deposit for the benefit of the Target Entities.

10.1.5  Utilities. All utility services shall be prorated as of the Cut-Off Time and Seller Parent shall receive a credit for amounts prepaid and Purchaser shall receive a credit for amounts accrued or due and payable and unpaid. The Parties shall use commercially reasonable efforts to obtain readings for all utilities as of the Cut-Off Time. If readings cannot be obtained as of the Closing Date, the cost of such utilities shall be prorated by estimating such cost on the basis of the most recent bill for such service; provided, however, that after the Closing, the Parties shall re-prorate the amount for such utilities and pay any deficiency in the original proration to the other Party promptly upon receipt of the actual bill for the relevant billing period, which obligation shall survive the Closing. The Agreed Value shall be increased for all fuel stored at each Hotel based on the applicable Target Entity’s cost for such fuel. The Agreed Value shall be increased for all deposits which remain on deposit for the benefit of the Target Entities after the Closing with respect to such utility contracts.

10.1.6  Deposits for Bookings. Purchaser shall receive credit for all prepaid deposits for Bookings, less credit card charges, travel company charges and similar commissions paid prior to Closing, scheduled to occur on or after the Closing Date.

10.1.7  Inventory at the Hotel. Seller Parent shall receive a credit for all unopened (to the extent applicable) Retail Merchandise (but only to the extent useable in connection with the Business after Closing (i.e., not obsolete or branded with a different hotel brand)), unopened items of F&B and all Alcoholic Inventory, and Supplies Subject to Adjustment, in each case purchased by Target Entities in the Ordinary Course of Business, based on Target Entities’ cost for such items and with respect to the F&B and the Alcoholic Inventory, only to the extent the same have not exceeded their respective expiration.

10.1.8  Restaurants, Bars and Banquets. Target Entities shall close out the transactions in the restaurants and bars and any banquets in any Hotel that remain open after Cut-Off Time as of such time as such facilities are closed on the Closing Date and retain all monies collected as of such closing, and Purchaser shall be entitled to any monies collected from the restaurants and bars and any banquets thereafter.

10.1.9  Vending Machines. Target Entities shall remove all monies from all vending machines, laundry machines, pay telephones and other coin operated equipment as of the Cut-Off Time and shall retain all monies collected therefrom as of the Cut-Off Time, and Purchaser shall be entitled to any monies collected therefrom after the Cut-Off Time.

10.1.10  Trade Payables. Except to the extent an adjustment or proration is made under another subsection of this Section 10.1, (i) Seller Parent shall cause the Target Entities to pay in full prior to the Closing all amounts payable to vendors or other suppliers of goods or services for the Business (the “Trade Payables”) which are due and payable as of the Closing Date for which goods or services have been delivered to the applicable Hotel prior to Closing, (ii) Seller Parent shall receive a credit for all advance payments or deposits made with respect to Trade Payables ordered but not delivered to the Hotels prior to the Closing Date, and (iii) Purchaser shall receive a credit for the amount of such Trade Payables which have accrued for goods or services which have been delivered to any Hotel prior to Closing, but are not yet due and payable as of the Closing Date, and Purchaser shall cause the Target Entities to pay all such Trade Payables accrued as of the Closing Date when such Trade Payables become due and payable up to the amount of such credit. Except with respect to the Relevant Properties to the extent such FF&E is related to the ongoing renovations, Seller Parent shall receive a credit at Closing for any advance payments or deposits made with respect to FF&E, Supplies Not Subject to Adjustment, Supplies Subject to Adjustment, and unopened F&B, including any of the foregoing items that have been ordered in the Ordinary Course of Business but not delivered to the Hotels prior to the Closing Date. Seller Parent shall not receive a credit at Closing for any advance payments or deposits made with respect to FF&E, Supplies Not Subject to Adjustment, Supplies Subject to Adjustment that are not useable, and opened F&B, the Parties acknowledging Purchaser is deemed to have paid for such items as part of the Agreed Value.

10.1.11  Cash.

(a)           It is the intention of Seller Parent and Purchaser that Purchaser shall acquire Transferco and the Target Entities with an aggregate unrestricted cash balance in the bank accounts held by Transferco or the Target Entities at Closing (the “Target Bank Accounts”) in an amount equal to Fifty Million and No/100 U.S. Dollars ($50,000,000.00), including funds held in any house bank at any Hotel (the “Target Account Balance”). In the event, as of the Cut-Off Time, the Target Bank Accounts contain an unrestricted cash balance that is greater than the Target Account Balance, but less than Fifty-Five Million U.S. Dollars and No/100 U.S. Dollars ($55,000,000.00), then Purchaser shall provide a credit to Seller Parent at Closing in an amount equal to the actual amount of the unrestricted cash balance in the Target Bank Accounts less the Target Account Balance. In the event, as of the Cut-Off Time, the Target Bank Accounts contain an unrestricted cash balance that is less than the Target Account Balance, but greater than Forty-Five Million and No/100 U.S. Dollars ($45,000,000.00), Seller Parent shall provide a credit to Purchaser equal to the Target Account Balance less the actual amount of the unrestricted cash balance in the Target Bank Accounts. To the extent the Target Bank Accounts at the Cut-Off Time do not have an aggregate unrestricted cash balance of at least Forty-Five Million and No/100 U.S. Dollars ($45,000,000.00), Seller Parent shall, prior to Closing, cause an amount to be funded into the Target Bank Accounts equal to the difference between the Target Account Balance less the actual amount of unrestricted cash in the Target Bank Accounts. To the extent the Target Bank Accounts at the Cut-Off Time have an aggregate unrestricted cash balance in excess of Fifty-Five Million and No/100 U.S. Dollars ($55,000,000.00), then prior to Closing, Seller Parent distribute to Seller Parent or its Affiliates out of Target Bank Accounts an amount equal to the difference between the actual amount of unrestricted cash in the Target Bank Accounts and the Target Account Balance. Seller Parent and Purchaser agree that the Proration for the cash in the Target Bank Accounts in this Section 10.1.11 is a stand-alone Proration and the calculation of all other Prorations shall be exclusive of (and in addition to) the Proration set forth in this Section 10.1.11.

(b)          With respect to any and all credit card charges, checks and other instruments which Transferco or any Target Entity has submitted for payment as of the Closing that has not, as of the Cut-Off Time received payment, there shall be no credit at Closing, but Purchaser shall cause such amounts to be delivered to Seller Parent upon payment after Closing.

(c)           For the avoidance of doubt, Seller Parent shall not be entitled to a credit for any amounts in any reserve, holdback or escrow (including, without limitation, for FF&E, Taxes and insurance) held by Existing Manager with respect to the Hotels pursuant to the Existing Management Agreements.

10.1.12  Capital Expenditures. There shall be no Proration with respect to the CapEx Work, except with respect to the Owned Real Properties known as Hyatt Zilara Cancun, Hyatt Ziva Cabo San Lucas or Hyatt Ziva/Zilara Rose Hall (collectively, the “Relevant Properties”), (x) to the extent the dollar amount of the actually completed CapEx Work contemplated to be performed between the Effective Date and the Closing in accordance with the CapEx Work Schedule (the “Actual CapEx Spend”) is less than 75% of the dollar amount of the CapEx Work that is estimated to be completed as described on the CapEx Work Schedule between the Effective Date and the Closing (the “75% Adjustment Threshold”), then Seller Parent shall provide a credit to Purchaser equal to (i) the 75% Adjustment Threshold less (ii) the Actual CapEx Spend and (y) to the extent the Actual CapEx Spend is more than 125% of the dollar amount of the CapEx Work that is scheduled to be completed as described on the CapEx Work Schedule between the Effective Date and the Closing (the “125% Adjustment Threshold”), then Purchaser shall provide a credit to Seller equal to (i) the Actual CapEx Spend less (ii) the 125% Adjustment Threshold. There shall be no Proration with respect to the Relevant Properties in the event that the Actual CapEx Spend is equal to or greater than the 75% Adjustment Threshold and less than or equal to the 125% Adjustment Threshold. To the extent applicable, if the Closing occurs on a day other than the first or last day of a calendar month, the CapEx Work that is estimated to be completed for the applicable month in which the Closing occurs shall be prorated on a per diem basis based on the number of days in such month, and such amount shall be taken into account for purposes of the calculation of the amount payable pursuant to this Section 10.1.12.

10.1.13  Other Adjustments and Prorations. All other items of income and expense as are customarily adjusted or prorated upon the sale and purchase of a resort property similar to the Hotels shall be adjusted and prorated between Seller Parent and Purchaser accordingly, including any items included as current assets or liabilities not already addressed in Section 10.1, and including, for the avoidance of doubt, adjustments, to the extent of any assets or liabilities with respect to the Business that are maintained in the balance sheet of Seller Parent or any Affiliate thereof that is not being acquired by Purchaser. Prorations pursuant to this Section 10.1.13 shall be determined based on hotel financial statements prepared in accordance with the uniform system of accounts for the lodging industry and then generally accepted accounting principles.

10.1.14  Employment Expenses. Seller Parent or its Affiliates shall be responsible for all Wages and Benefits and other costs of employment of Employees with the Target Entities relating to the period prior to the Cut-Off Time and Purchaser shall be responsible for all Wages and Benefits and other costs of hiring and employment of Employees relating to the period after the Cut-Off Time. For the avoidance of doubt, and not in limitation of the foregoing, (a) Wages and Benefits relating to the period prior to the Cut-Off Time shall include all obligations that took effect prior to and which remain unpaid to the Employees as of the Cut-Off Time, and shall exclude (i) any obligations to the extent such obligations were funded by Seller Parent or its Affiliates (including by rabbi trust or similar vehicle), by insurance or otherwise and such funding transfers from Seller Parent or its Affiliates to Purchaser or its Affiliates, and (ii) any payments made or benefits provided by Purchaser or its Affiliates on a discretionary or voluntary basis after the Cut-Off Time (even if Purchaser determines that such discretionary payment(s) or benefit(s) relate in whole or in part to any period prior to the Cut-Off Time), and (b) Purchaser shall receive a credit on a dollar-for-dollar basis for all Wages and Benefits committed to any Employees by Seller Parent or its Affiliates (including the Target Entities) prior to the Cut-Off Time which remained unpaid to the Employees as of the Cut-Off Time, including as applicable, for accrued vacation, personal leave, sick leave, bonus and severance triggered by any termination occurring prior to the Cut-Off Time, and specifically including profit sharing and pension obligations of Transferco and the Target Entities as of the Cut-Off Time. Prorations pursuant to this Section 10.1.14 shall be determined consistent with the balance sheet and how Employee Wages and Benefits have been historically accounted for and measured.

10.1.15  Violations. Purchaser shall be entitled to a credit at Closing for the amount of any definite fee or penalty assessed resulting from new material violations of Applicable Law that are assessed as a result of acts or omissions with respect to the Owned Real Property taken during the period of time between Effective Date and Closing that remain open as of the Closing Date.

10.1.16  Vouchers. Purchaser agrees to honor the obligations under any Vouchers that have been issued prior to Closing. Purchaser shall be entitled to a credit equal to one hundred percent (100%) of the cost of the room or service that is the subject of the Vouchers outstanding as of the Closing Date which were issued within twelve (12) months of the Closing Date.

10.1.17  Financing Leases. Purchaser shall receive a credit at Closing for all outstanding principal obligations as of the Closing Date with respect to (i) the Contracts set forth on Schedule 10.1.17 and (ii) any financing lease entered into by Transferco or any Target Entity on or after the Effective Date without the prior written consent of Purchaser.

10.1.18   Insurance and Tax Deposit Receivables.

(a)           Purchaser acknowledges that Seller Parent and/or its Affiliates, on behalf of Transferco and/or one or more Target Entities, are processing insurance claims related to Hurricane Fiona with respect to the Owned Real Properties known as Hyatt Ziva & Zilara Cap Cana and Hilton La Romana (the “Outstanding Property Damage Claims”). Purchaser shall, and shall cause its Affiliates (including, from and after Closing, Transferco and the Target Entities) to, reasonably cooperate with Seller Parent and its Affiliates in providing any necessary documentation or information with respect to the Outstanding Property Damage Claims at no out-of-pocket cost or expense to Purchaser other than de minimis costs. In the event any payment is received by Purchaser or any of its Affiliates (including, from and after the Closing, Transferco or any Target Entity) from the relevant insurance carrier of amounts on account of the Outstanding Property Damage Claims (a “Property Damage Payment”), Purchaser shall, or shall cause its applicable Affiliate to, promptly deliver the Property Damage Payment to Seller Parent. Nothing contained in this Section 10.1.18(a) shall be construed as a covenant of Purchaser to process the Outstanding Property Damage Claims, it being agreed Seller Parent shall continue to do so directly after Closing. The cooperation obligations set forth in this Section 10.1.18(a) shall survive the Closing.

(b)           Purchaser acknowledges that a deposit in the amount of $4,794,000.00 (the “Audit Deposit”) was made by or on behalf of Transferco and/or one or more Target Entities (x) with Servicio de Administración Tributaria (the “Audit Authority”) in connection with certain tax audits being performed by the Audit Authority with respect to the Alltra PDC Property and the Owned Real Property known as the Hyatt Zilara Cancun and (y) for office leases and utilities. Purchaser shall, and shall cause its Affiliates (including, from and after the Closing, Transferco and the Target Entities) to, reasonably cooperate with Seller Parent and its Affiliates in providing any necessary documentation or information with respect to the Audit Deposit or any other tax audits. In the event some or all of the Audit Deposit is received by Purchaser or any of its Affiliates (including, from and after the Closing, Transferco or any Target Entity) from or after Closing, then Purchaser shall, or shall cause its applicable Affiliate to, promptly deliver to Seller Parent the portion of the Audit Deposit received by Purchaser or such Affiliate. Nothing contained in this Section 10.1.18(b) shall be construed as a covenant of Purchaser to process the foregoing audit matter, it being agreed Seller Parent shall continue to do so directly after Closing. The cooperation obligations set forth in this Section 10.1.18(b) shall survive the Closing.

10.1.19  Accounts Receivable.

(a)  At the Closing, Seller Parent or its Affiliates shall receive a credit in an amount equal to 100% of all amounts (or 50% thereof in the case of the final night’s room revenue), less credit card charges, travel company charges and similar commissions, charged to the Guest Ledger for all room nights up to and including the night during which the Cut-Off Time occurs, and Purchaser shall be entitled to retain all deposits made and amounts collected for such Guest Ledger. For the period beginning immediately following the Cut-Off Time, all revenues collected from the Guest Ledger shall belong to Purchaser and Purchaser shall be entitled to retain all deposits made and amounts collected with respect to such Guest Ledger. Purchaser shall receive a credit for any credit card charge-backs submitted by Seller Parent or its Affiliates prior to Closing that have been refunded to third parties by any credit card provider.

(b)  At the Closing, Seller Parent or its Affiliates shall receive a credit for 100% of all Accounts Receivable that are less than ninety (90) days past due and invoiced as of the Closing (other than the Guest Ledger which is addressed in Section 10.1.19(a)) net of commissions and credit card charges and discounted for uncollectible amounts based on the Hotel’s historic average, and Purchaser shall be entitled to all amounts collected for such Accounts Receivable. From the Closing through the reconciliation contemplated by Section 10.1.22, Purchaser shall cause the Target Entities, or Hyatt Manager, at no cost to Purchaser other than de minimis cost, to use commercially reasonable efforts to collect Accounts Receivable that are more than or equal to ninety (90) days past due as of the Closing and if any amounts are collected related to the Accounts Receivable that are more than ninety (90) days past due, Purchaser shall cause the Target Entities to remit such amounts to Seller Parent. The obligations of this Section 10.1.19(b) shall survive Closing.

10.1.20  Intercompany Receivables and Payables. Seller Parent agrees to use commercially reasonable efforts to settle, within ten (10) days following the Closing Date, but with effect as of immediately prior to Closing, all intercompany receivables and payables between the Transferco and/or any Target Entity and Seller Parent and any Affiliate of Seller Parent that is not being transferred to Purchaser, without any cost or expense to Purchaser, such that, after such time, there shall be no liabilities with respect thereto of Transferco or any Target Entity to Seller Parent or any Affiliate of Seller Parent not being acquired by Purchaser, provided, all such intercompany receivables and payables in existence as of the consummation of the Playa Acquisition shall be settled prior to the Closing Date.

10.1.21  Derivative Contracts. In the event that Purchaser elects to maintain the Derivative Contracts in effect through the Closing pursuant to Section 7.15(b), the fair market value of such Derivative Contracts shall be allocated among the Parties as set forth in this Section 10.1.21. The fair market value of such Derivative Contracts that expire during the month in which the Closing occurs shall be prorated as of the Cut-Off Time, with the Agreed Value payable at Closing adjusted upward or downward based on the fair market value of such Derivative Contracts as of the Cut-Off Time and the number of days elapsed in such month prior to the Closing. With respect to such Derivative Contracts that expire following the month in which the Closing occurs, the Agreed Value payable at Closing shall be (a) increased on a dollar for dollar basis by the amount, if any, by which the aggregate fair market value of such Derivative Contracts exceeds $0 or (b) reduced on a dollar for dollar basis by the amount, if any, by which the aggregate fair market value of such Derivative Contracts is less than $0. For purposes of this Section 10.1.21, (i) the fair market value of the Derivative Contracts used for purposes of the initial Closing Statement shall be the valuation therefor as is set forth in the applicable report received from Chatham Financial for the most recent month-end prior to the Cut-Off Time and (ii) the fair market value of the Derivative Contract used for purposes of the final Closing Statement shall be the actual valuation therefor as of the Cut-Off Time as set forth in an updated valuation report from Chatham Financial obtained following Closing. For the avoidance of doubt, any trued-up proration applicable to this Section 10.1.21 shall be limited to adjustments resulting from any difference between the fair market value of the Derivative Contracts as used for purposes of the initial Closing Statement (as contemplated by the foregoing clause (i)), and the actual fair market value of the Derivative Contracts (as determined by the foregoing clause (ii)), but shall not take into account any change to the fair market value of the Derivative Contract that occurs following the Closing Date.

10.1.22  Reconciliation. In addition to and not in limitation of Article XI, at the expiration of one hundred and eighty (180) days after Closing, the Parties shall do a final reconciliation of any amounts to be adjusted pursuant to this Section 10.1 that were estimated at or prior to Closing (other than any proration pursuant to Section 10.1.1 to the extent such amounts are not known), and the Party (if any) owing an amount as a result of such reconciliation shall pay the difference to the other Party promptly after such reconciliation. Prorations pursuant to Section 10.1.1 shall be determined as and when the amounts are known.

10.1.23  Survival. This Section 10.1 shall survive the Closing for one hundred twenty (120) days after the Closing Date (other than the cooperation obligations pursuant to Section 10.1.18, payment obligations in Section 10.1.19(b), and the Prorations pursuant to Section 10.1.1 which shall each survive until sixty (60) days after the end of the applicable statute of limitations); provided that the obligation to pay any amount after the true-up set forth in Section 10.1 shall survive the Closing until such payment is made, including without limitation any amounts owed under Section 10.1.1.

10.2         Transaction Costs.

10.2.1  Seller Parent’s Transaction Costs. In addition to the other costs and expenses to be paid by Seller Parent set forth elsewhere in this Agreement, Seller Parent shall pay for the following items in connection with this transaction: (i) the fees and expenses of the Seller Parent’s Consultant; (ii) the fees and expenses of Seller Parent’s attorneys, accountants and consultants; and (iii) any success, retention, stay, sale, transaction, change of control or similar bonuses payable to Employees or any Target Entity Service Provider in connection with the consummation of the Transaction and all employer-side payroll taxes, including social security, Medicare and unemployment Taxes, and all similar taxes, contributions or obligations in connection with the fees, expenses and payments contemplated in this clause (iii).

10.2.2  Purchaser’s Transaction Costs. In addition to the other costs and expenses to be paid by Purchaser as set forth elsewhere in this Agreement, Purchaser shall pay for the following items in connection with this transaction: (i) the fees and expenses incurred by Purchaser for Purchaser’s Inspectors (as defined in the Access Agreement) or otherwise in connection with the Inspections; (ii) any mortgage Tax, recording charges, notary charges or other amounts payable in connection with registering the conveyance of the Transferco Shares and any financing obtained by Purchaser or the Target Entities in connection with the transaction; (iii) the fees and expenses of any R&W Insurance Policy; and (iv) the fees and expenses of Purchaser’s own attorneys, accountants and consultants (including Purchaser’s Consultant).

10.2.3  Other Transaction Costs. All other fees, costs and expenses not expressly addressed in this Section 10.2 or elsewhere in this Agreement shall be allocated between Seller Parent and Purchaser in accordance with applicable local custom for similar transactions.

10.2.4  Tax Treatment. Any adjustments to the Prorations following the Closing in accordance with this Article X shall be treated as an adjustment to the Agreed Value to the extent permitted by Applicable Law.

10.2.5  Survival. The provisions of this Section 10.2 shall survive the Closing.

Article XI
TRANSITION PROCEDURES

11.1          Closing Statement. Commencing August 1, 2025, Seller Parent agrees to provide to Purchaser on or before the 10th day of each calendar month, as of 11:59 p.m. (local time) on the last day of the calendar month immediately preceding such date, a schedule (“Schedule 54”) of all prorations that are proposed by Seller Parent to be determined with respect to the items in Section 10.1 (the “Schedule 54 Proration Items”), which Schedule 54 Proration Items shall exclude the prorations relating to Section 10.1.19 (Accounts Receivable), Section 10.1.10 (Trade Payables) and Section 10.1.16 (Bookings) (the “Additional Proration Items”). Additionally, commencing on August 22, 2025, Seller Parent agrees to provide to Purchaser on each Tuesday, as of 11:59 p.m. (local time) on the immediately preceding Friday a schedule (“Weekly Schedule”) of all prorations that are proposed by Seller Parent for the Additional Proration Items to the extent the balances can be reasonably generated from system reports. In connection with receipt of any of the foregoing proposed prorations, Seller Parent and Purchaser, through their respective employees, agents or representatives, reasonably cooperate to make such examinations, audits and inventories of the Owned Real Property and the books and records of the Transferco and the Target Entities as may be necessary to make the adjustments and prorations to the Agreed Value as set forth in Section 10.1. In the event there are changes that are agreed by Seller Parent and Purchaser with respect to Schedule 54 or the Weekly Schedule, Seller Parent and Purchaser shall confirm the same in writing (an email between Tony Argibay and James Francque or Joan Bottarini being deemed a writing for this purpose only) and Schedule 54 or the Weekly Schedule, as applicable for the period of reference shall be deemed updated pursuant to such Agreement. Within two (2) Business Days of the date on which the Parties receive the MX AT Approvals, the Parties will mutually agree to update the Schedule 54 and weekly schedule or agree on the date of each of the Schedule 54 and the Weekly Schedule with respect to the Schedule 54 Proration Items and the Additional Proration Items, as applicable, to be used for purposes of the initial Prorations to be used in the Closing Statement for Closing. If the Parties cannot agree, then the most recent Schedule 54 and Weekly Schedule shall be used. Seller Parent shall, not later than five (5) Business Days after the date the Parties receive the MX AT Approvals, deliver a draft closing statement (the “Closing Statement”) including Schedule 54 and the Weekly Schedule as determined in accordance with this Section 11.1, together with an allocation of the transaction costs known to Seller pursuant to Section 10.2. After delivery of the draft Closing Statement until the Closing Date, Seller Parent and Purchaser shall cooperate to finalize the Closing Statement to include the applicable transaction costs of each Party pursuant to Section 10.2 and finalize the proration statement in accordance with this Section 11.1. The Parties acknowledge that the Closing Statement will exclude the income Taxes as described in Section 10.1.1(c) which shall be adjusted and prorated after Closing. Subject to post-Closing adjustments and prorations as provided for in this Agreement, the Closing Statement shall be approved and executed by Seller Parent and Purchaser and shall be binding and conclusive on Seller Parent and Purchaser with respect to the items set forth in the Closing Statement. Except with respect to Prorations pursuant to Section 10.1.1, which the Parties acknowledge will occur as such amounts are known, within one hundred eighty (180) days after Closing, Seller Parent shall prepare a final trued-up proration statement, including supporting documentation, which will include reprorations as of the Cut-Off Time, for Purchaser and its advisors to review. In connection with the drafts of Schedule 54 and the Weekly Schedule, the initial Closing Statement and the final Closing Statement preparation, Purchaser and its advisers shall have the right to request, and Seller Parent shall provide to Purchaser and its advisers, such additional back-up and other information it reasonably determines it needs for its review. With respect to the final Closing Statement, Purchaser shall respond to Seller Parent within forty-five (45) days of receiving all files, including the additional requested information, and payment between the Parties shall be made within ten (10) days of determining an agreed-upon balance. If the Parties cannot agree on the final true-up of the proration statement, the Parties agree to submit any dispute in accordance with Schedule 11.1. This Section 11.1 shall survive the Closing.

11.2         Safe Deposit Boxes. Prior to the Closing, Target Entities shall notify all guests or customers who are then using a safe deposit box at the Hotels advising them of the pending change in ownership of the Hotels and requesting them to conduct an inventory and verify the contents of such safe deposit box. All inventories by such guests or customers shall be conducted under the joint supervision of representatives of Seller and Purchaser. Upon such inventory and verification, the Target Entities shall deliver to Purchaser all keys, receipts and agreements for each such safe deposit box (and thereafter each such safe deposit box shall be deemed an “Inventoried Safe Deposit Box”), which, in the alternative and at the direction of Purchaser, may be retained by Hyatt Manager pursuant to the HSA. If the Closing does not occur on the Closing Date for any reason whatsoever, Purchaser immediately shall return all keys, receipts and agreements to the respective Target Entities for such Inventoried Safe Deposit Boxes. Upon the Closing, the Target Entities shall deliver to Purchaser all keys in their Possession for all safe deposit boxes not then in use, and a list of all safe deposit boxes which are then in use, but not yet inventoried by the depositor (the “Non-Inventoried Safe Deposit Boxes”), with the name and room number of such depositor. After the Closing, Seller and Purchaser shall make appropriate arrangements for guests and customers at the Hotels to inventory and verify the contents of the Non-Inventoried Safe Deposit Boxes, and upon such inventory and verification, the Target Entities shall deliver to Purchaser all keys, receipts and agreements for such safe deposit box (and such safe deposit box thereafter shall constitute an Inventoried Safe Deposit Box). Purchaser shall be responsible for, and shall indemnify the Seller Indemnitees from and against any Losses incurred with respect to, any theft, loss or damage to the contents of any safe deposit box from and after the time such safe deposit box is deemed an Inventoried Safe Deposit Box pursuant to this Section 11.2. Seller Parent shall be responsible for, and shall indemnify the Purchaser Indemnitees from and against any Losses incurred, with respect to, any theft, loss or damage to the contents of any safe deposit box prior to the time such safe deposit box is deemed an Inventoried Safe Deposit Box. This Section 11.2 shall survive the Closing.

11.3         Baggage. On the Closing Date, representatives of the Target Entities and Purchaser jointly shall make a written inventory of all baggage, boxes and similar items checked in or left in the care of the Target Entities at the Hotels, and the Target Entities shall deliver to Purchaser the keys to any secured area in which such baggage and other items are stored (the “Inventoried Baggage”), which, in the alternative and at the direction of Purchaser, may be retained by Hyatt Manager pursuant to the HSA. Purchaser shall be responsible for, and shall indemnify the Seller Indemnitees from and against any Losses incurred, with respect to any theft, loss or damage to any Inventoried Baggage from and after the time of such inventory, and any other baggage, boxes or similar items left in the care of Purchaser. Seller Parent shall be responsible for, and shall indemnify the Purchaser Indemnitees from and against any Losses incurred, with respect to any theft, loss or damage to any Inventoried Baggage prior to the time of such inventory, and any other baggage, boxes or similar items left in the care of the Target Entities. This Section 11.3 shall survive the Closing.

Article XII
DEFAULT AND REMEDIES

12.1          Seller Parent’s Default. If (i) at any time prior to the Closing Date, Seller Parent is in breach or default of any of its covenants or obligations under this Agreement, which breach or default is not caused by a Purchaser Default and (ii) such breach or default has resulted in, Seller Parent not having satisfied the Purchaser Closing Conditions set forth in Section 8.2 (each, a “Seller Default”), and Seller Parent has not cured such Seller Default within ten (10) Business Days after Seller Parent’s receipt of written notice of such Seller Default from Purchaser, then Purchaser, as its sole and exclusive remedies for such Seller Default, may elect to (A) terminate this Agreement by written notice to Seller Parent, in which case Seller Parent shall promptly pay to Purchaser an amount equal to all reasonable and documented actual out-of-pocket costs and expenses incurred by Purchaser in connection with the transaction contemplated hereby, not to exceed Five Million and no/100 Dollars ($5,000,000.00), and, thereafter, Seller Parent and Purchaser shall have no further rights or obligations under this Agreement, except those which expressly survive such termination; (B) proceed to the Closing without any reduction in or setoff against the Agreed Value (in which case, Purchaser shall have no further rights, and Seller Parent shall have no further obligation with respect to such Seller Default); or (C) bring an action for specific performance; provided, however that any such action for specific performance shall be commenced no later than sixty (60) days after the scheduled Closing Date; provided, further, that if the remedy of specific performance is not available because Seller Parent has intentionally sold the Target Shares or Owned Real Property to a third party, Purchaser shall have all rights and remedies available to it at law and/or at equity, with damages to be limited to the greater of (y) the difference between the Agreed Value and the amount for which Seller Parent sold the Target Shares or the Owned Real Property to such third party and (z) the actual out-of-pocket costs and expenses incurred by Purchaser in connection with the Transaction. If such action for specific performance is not timely commenced, Purchaser shall be deemed to have waived its right to bring an action for specific performance.

For the avoidance of doubt, in no event shall the failure of the Playa Acquisition to close be deemed a Seller Default hereunder.

12.2          Purchaser’s Default.

12.2.1  If (a) at any time prior to the Closing Date, Purchaser is in breach or default of any of its covenants or obligations under this Agreement, which breach or default is not caused by a Seller Default, that renders or would render any of the conditions set forth in Sections 8.1 or 8.3 incapable of being satisfied on the Outside Date and such breach or default is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) ten (10) Business Days after the giving of written notice by Seller Parent to Purchaser and (y) three (3) Business Days prior to the Outside Date, or (b) (i) all of the Purchaser Closing Conditions set forth in Sections 8.1 and 8.2 have, in each case, been satisfied or waived in writing (other than those conditions that by their terms or nature are to be satisfied at the Closing but which are, at the time of the notice of termination of this Agreement pursuant to this Section 12.2 is delivered to Purchaser, capable of being satisfied if the Closing were to occur at such time), (ii) Seller Parent has irrevocably confirmed by written notice to Purchaser that (x) all of the Seller Closing Conditions set forth in Sections 8.1 and 8.3 have, in each case, been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing but which are, at the time of the notice of termination of this Agreement pursuant to this Section 12.2 is delivered to Purchaser, capable of being satisfied if the Closing were to occur at such time) or that Seller Parent has irrevocably waived, to the extent permitted by Applicable Law, any unsatisfied conditions in Section 8.1 and unsatisfied Seller Closing Conditions in Section 8.3 and (y) Seller Parent is ready, willing and able to consummate the Transaction on the date of delivery of such written notice and (iii) Purchaser fails to consummate the Closing within three (3) Business Days following the later of (x) the date on which such confirmation has been delivered to Purchaser and (y) the date the Closing is required to have occurred pursuant to Section 9.1 (each of clauses (a) and (b), a “Purchaser Default”), then Seller Parent shall have the immediate right to terminate this Agreement.12.2.2   If this Agreement is terminated by Seller Parent pursuant to this Section 12.2, (or is terminated by Purchaser at a time when Seller Parent had the right to terminate this Agreement pursuant to this Section 12.2), then Purchaser shall pay, or cause to be paid, to Seller Parent an amount equal to $60,000,000 in circumstances in which a Purchaser Default exists (any such amount, the “Termination Fee”) plus any fees, costs and expenses as provided in the first sentence of Section 7.10(b) that remain unpaid as of such date (together with the applicable Termination Fee, the “Termination Payments”), such payment to be made by wire transfer of immediately available funds within three (3) Business Days following such termination into an account designated in writing by Seller Parent. In addition, if (1) Purchaser shall fail to pay any Termination Payments if and when due, Purchaser shall also pay to Seller Parent all of Seller Parent’s and its Affiliates’ out-of-pocket costs and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with efforts to collect such Termination Payments up to an aggregate amount not to exceed $2,000,000 and (2) Seller Parent shall seek payment of any Termination Payments that results in a final, non-appealable determination that such Termination Payments were not payable, then Seller Parent shall pay to Purchaser all of Purchaser’s and its Affiliates’ out-of-pocket costs and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with efforts to defend collection of such Termination Payments up to an aggregate amount not to exceed $2,000,000 (such cost and expenses in clauses (a) and (b), the “Recovery Costs”). The Parties acknowledge and agree that (i) the fees, agreements and other provisions of this Section 12.2 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Payments shall constitute liquidated damages in a reasonable amount that will compensate Seller Parent in the event that such Termination Payments are payable and not a penalty, (iii) without these agreements, the Parties would not enter into this Agreement, (iv) in no event shall Purchaser be required to pay the Termination Payments on more than one occasion and (v) while Seller Parent may pursue both the payment of the Termination Payments under this Section 12.2, and, prior to termination of this Agreement, specific performance of the type contemplated by, and subject to the limitations in, Section 14.17.2, under no circumstances shall Seller Parent be permitted or entitled both to (x) receive and retain the Termination Payments and (y) a grant of specific performance that requires Purchaser to consummate the Transaction.12.2.3   Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement is terminated pursuant to this Section 12.2, then each of the Parties hereto expressly acknowledges and agrees that, Seller Parent’s right to receive payment of the Termination Payments (plus, if applicable, any Recovery Costs) hereunder shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller Parent, Seller, Target Entities and their respective subsidiaries and Affiliates and any of their respective former, current or future stockholders, equityholders, general or limited partners, members, managers, directors, officers, employees, agents, attorneys, advisors, representatives or Affiliates, or any former, current or future stockholder, equityholder, general or limited partner, member, manager, director, officer, employee, agent, representative, Affiliate, assignee or successor of any of the foregoing (collectively, the “Seller Related Parties”) against Purchaser and its respective Affiliates and any of their respective former, current or future stockholders, equityholders, general or limited partners, members, managers, directors, officers, employees, agents, representatives, Affiliates, assignees or successors, or any former, current or future stockholder, equityholder, general or limited partner, member, manager, director, officer, employee, agent, representative, Affiliate, assignee or successor of any of the foregoing (collectively, the “Purchaser Related Parties”) or any Debt Financing Sources Related Parties, in each case, for all Losses, Liabilities and/or damages suffered as a result of any breach of this Agreement (or failure to perform hereunder), the Commitment Letters and/or failure to consummate the Transaction and the transactions contemplated thereby (and the abandonment or termination thereof) or any matter forming the basis for the termination of this Agreement. Except as expressly provided in the immediately preceding sentence, none of the Purchaser Related Parties or Debt Financing Sources Related Parties shall have any Liability to any of the Seller Related Parties relating to or arising out of this Agreement, the Commitment Letters or in respect of any other agreement, document or theory of Applicable Law or equity (whether in contract, in tort or otherwise) or in respect of any oral representations made or alleged to be made in connection herewith or therewith, through Purchaser or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser against any other Purchaser Related Party or any Debt Financing Sources Related Party, any enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other Applicable Law or otherwise (except that Purchaser shall continue to be obligated to Seller Parent for amounts payable under this Section 12.2). For the avoidance of doubt, upon payment of the Termination Payments (plus, if applicable, any Recovery Costs) to the Seller Parent, none of the Purchaser Related Parties or Debt Financing Sources Related Parties shall have any further Liability (in each case, whether absolute, accrued, contingent, fixed or otherwise) to any of the Seller Related Parties relating to or arising out of this Agreement, the Commitment Letters or in respect of any other agreement, document or theory of Applicable Law or equity (whether in contract, in tort or otherwise) or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Purchaser Related Parties or Debt Financing Sources Related Parties shall have any further Liability to any of the Seller Related Parties relating to or arising out of this Agreement, the Commitment Letters or the Transaction or the transactions contemplated thereby.

12.3         Outside Date Termination. This Agreement may be terminated at the election of Seller Parent or Purchaser on or after the Outside Date, if the Closing shall not have occurred by 5:00 p.m. Eastern Time on such date; provided, that neither Seller Parent nor Purchaser may terminate this Agreement pursuant to this Section 12.3 if it is in material breach of any of its obligations hereunder or has failed to perform in any material respect any covenant or obligation under this Agreement and such material breach or failure causes, or results in, either (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing set forth in Article VIII prior to the Outside Date or (B) the failure of the Closing to have occurred prior to the Outside Date. In the event of valid termination of this Agreement by Purchaser, Seller Parent, or both, pursuant to this Section 12.3, (i) written notice thereof shall forthwith be given to such other party, (ii) this Agreement shall terminate and be null and void, and the Transaction shall be abandoned, without further action by Purchaser, Seller Parent or any other Person, and (iii) each of the Parties hereto and each of their respective Affiliates, equityholders, directors, officers, employees and other representatives shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any of the Parties; provided, however, that notwithstanding anything herein to the contrary, subject to the terms of Section 12.1 and Section 12.2, (i) no such termination shall relieve any Party from Liability for any wilful breach of this Agreement and (ii) the provisions of Section 12.1 (Seller Parent’s Default), Section 12.2 (Purchaser’s Default) (including any obligation to pay any Termination Payments (plus, if applicable, any Recovery Costs) contemplated by Section 12.2), this Section 12.3, Section 7.1.1 (Disclosure of Confidential Information; Public Announcements) and Article XIV (Miscellaneous Provisions) shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

Article XIII
CASUALTY; CONDEMNATION

13.1          Casualty. If, at any time after the Effective Date and prior to Closing or the earlier termination of this Agreement, the Owned Real Property or any portion thereof is damaged or destroyed by fire or any other casualty (a “Casualty”), Seller Parent shall give written notice of such Casualty to Purchaser promptly after the occurrence of such Casualty. In the event of any Casualty, Purchaser shall not have the right to terminate this Agreement, but shall proceed to the Closing, in which case Seller Parent shall (A) credit the amount of the applicable insurance deductible against the Agreed Value (except if such Casualty is caused by Purchaser or Investigating Party’s Representatives), and (B) and Purchaser through its ownership of the Target Entity will acquire all proceeds from all casualty and lost profits insurance policies maintained by Transferco or the Target Entities with respect to the Hotel, except those proceeds used to make repairs to the Owned Real Property as a result of such Casualty, and those proceeds allocable to lost profits for the period prior to the Closing (such excluded proceeds the “Seller Retained Casualty Proceeds”). If any proceeds allocated to lost profits for the period prior to Closing are received by the Target Entity following Closing, Purchaser shall cause the Target Entity to transfer such amount to Seller or Seller Parent as directed by Seller Parent. This Section 13.1 shall survive Closing.

13.2          Condemnation. In the event of any actual or threatened condemnation or taking pursuant to the power of eminent domain, at any time after the Effective Date and prior to Closing, of all or any portion of the Owned Real Property, or any proposed sale in lieu thereof (a “Condemnation”), Seller Parent shall give written notice of such Condemnation to Purchaser as soon as possible after Seller Parent receives notice of such Condemnation. In the event of any Condemnation, Purchaser shall not have the right to terminate this Agreement, but Purchaser shall proceed to Closing, in which case the Agreed Value shall not be adjusted and the Target Entities shall retain all proceeds and awards from such Condemnation.

Article XIV
MISCELLANEOUS PROVISIONS

14.1          Notices.

14.1.1  Method of Delivery. All notices, requests, demands and other communications (each, a “Notice”) required to be provided to the other Party pursuant to this Agreement shall be in writing and shall be delivered (i) in person, (ii) by certified U.S. mail, with postage prepaid and return receipt requested, (iii) by overnight courier service, or (iv) by email transmission, to the other Party to this Agreement at the following address or email address (or to such other address or email address as Seller Parent or Purchaser may designate from time to time pursuant to Section 14.1.3):

If to Seller Parent or Seller Guarantor:

c/o Hyatt Corporation
150 North Riverside Plaza
Chicago, Illinois 60606
Attn: James Francque
Email Address: ***

and to:

c/o Hyatt Corporation
150 North Riverside Plaza
Chicago, Illinois 60606
Attn: General Counsel
Email Address: ***

With a copy to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attn: Rachel Bates, Esq.; Emily Stegich

Email Address: ***

If to Purchaser:

c/o KSL Capital Partners V, L.P.

100 Saint Paul Street, Suite 800

Denver, Colorado 80206
Attn: Kevin Rohnstock
Email: ***

Tortuga Resorts, S.A. de C.V.

Prado Sur 125, 1st Floor

Lomas de Chapultepec, Miguel Hidalgo

Mexico City, 11000

Attention: Andrés Chico Hernández, Bernardo Aragón and Gerardo García Bartning

Email: ***

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Krista Miniutti, Esq.; Atif Azher, Esq., Frederick W.P. De Albuquerque

Email Address: ***

14.1.2  Receipt of Notices. All Notices sent by Seller Parent or Purchaser or their counsel pursuant to Section 14.1.4 under this Agreement shall be deemed to have been received by the Party to whom such Notice is sent upon (i) delivery to the address or email of the recipient Party, provided that such delivery is made prior to 5:00 p.m. (Eastern Time) on a Business Day, otherwise the following Business Day, or (ii) the attempted delivery of such Notice if (A) such recipient Party refuses delivery of such Notice, or (B) such recipient Party is no longer at such address or email address and such recipient Party failed to provide the sending Party with its current address or email address pursuant to Section 14.1.3.

14.1.3  Change of Address. Seller Parent and Purchaser and their respective counsel shall have the right to change their respective address and/or email address for the purposes of this Section 14.1 by providing a Notice of such change in address and/or email address as required under this Section 14.1.

14.1.4  Delivery by Party’s Counsel. Seller Parent and Purchaser agree that the attorney for such Party shall have the authority to deliver Notices on such Party’s behalf to the other Party hereto.

14.2         Time Is of the Essence. Time is of the essence of this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, if the time period for the performance of any covenant or obligation, satisfaction of any condition or delivery of any Notice or item required under this Agreement shall expire on a day other than a Business Day, such time period shall be extended automatically to the next succeeding Business Day.

14.3         Assignment. Purchaser shall not assign this Agreement or any interest therein to any Person, without the prior written consent of Seller Parent, which consent may be withheld in Seller Parent’s sole discretion. Notwithstanding the foregoing, Purchaser shall assign this Agreement pursuant to and in accordance with the terms of Section 7.14. No assignment of this Agreement by Purchaser (including pursuant to Section 7.14) shall relieve Purchaser of its obligations hereunder. Seller Parent may assign this Agreement to any Affiliate without Purchaser’s consent, provided such Affiliate shall assume in writing all of the obligations of Seller Parent hereunder (and Seller Parent shall not be released from liability hereunder until Closing occurs).

14.4         Successors and Assigns; Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of Seller Parent and Purchaser, and their respective successors and permitted assigns pursuant to Section 14.3. Except for any Purchaser Indemnitee or Seller Indemnitee to the extent such Purchaser Indemnitee or Seller Indemnitee is expressly granted certain rights of defense in this Agreement and for any successors and permitted assigns pursuant to Section 14.3, this Agreement shall not confer any rights or remedies upon any third party; provided, that the Debt Financing Sources shall be third-party beneficiaries of this Section 14.4, Section 7.11, Section 12.2, Section 14.8, Section 14.10 and Section 14.13.

14.5         Prevailing Party. If any litigation or other court action, arbitration or similar adjudicatory proceeding is sought, taken, instituted or brought by Seller Parent or Purchaser to enforce its rights under this Agreement, all fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and court costs, of the prevailing Party in such action, suit or proceeding shall be borne by the Party against whose interest the judgment or decision is rendered. This Section 14.6 shall survive the termination of this Agreement and the Closing.

14.6         No Recordation. Neither this Agreement, nor any memorandum or other notice of this Agreement, shall be recorded without Seller Parent’s prior written consent, which consent may be withheld in Seller Parent’s sole discretion (it being agreed that any recording of this Agreement or a memorandum or notice thereof by Purchaser shall constitute a material default by Purchaser which is not subject to cure pursuant to Section 12.2); provided that this Section 14.6 shall not be construed as preventing Purchaser from filing or recording documentation or instruments against the Owned Real Property in connection with Purchaser exercising the remedy of specific performance pursuant to Section 12.1.

14.7         Rules of Construction. The following rules shall apply to the construction and interpretation of this Agreement:

14.7.1  Singular words shall connote the plural as well as the singular, and plural words shall connote the singular as well as the plural, and the masculine shall include the feminine and the neuter.

14.7.2  All references in this Agreement to particular articles, sections, subsections or clauses (whether in upper or lower case) are references to articles, sections, subsections or clauses of this Agreement. All references in this Agreement to particular exhibits or schedules (whether in upper or lower case) are references to the exhibits and schedules attached to this Agreement, unless otherwise expressly stated or clearly apparent from the context of such reference.

14.7.3  The headings contained herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

14.7.4  Each Party hereto and its counsel have reviewed and revised (or requested revisions of) this Agreement and have participated in the preparation of this Agreement, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular Party shall not be applicable in the construction and interpretation of this Agreement or any exhibits hereto.

14.7.5  The terms “hereby,” “hereof,” “hereto,” “herein,” “hereunder” and any similar terms shall refer to this Agreement, and not solely to the provision in which such term is used.

14.7.6  The terms “include,” “including” and similar terms shall be construed as if followed by the phrase “without limitation.”

14.8          Governing Law; Severability; Venue. This Agreement shall be governed by the laws of the State of New York, without giving effect to any principles regarding conflict of laws. If any term or provision of this Agreement is held to be or rendered invalid or unenforceable at any time in any jurisdiction, such terms or provisions shall not affect the validity or enforceability of any other terms or provisions of this Agreement, or the validity or enforceability of such affected term or provision at any other time or in any other jurisdiction.

14.9          Dispute Resolution. The Parties shall resolve all disputes arising out of or relating to this Agreement, the Closing Documents and the Parties’ relationship to each other in connection with the Transaction (each, a “Dispute”) in accordance with this Section 14.9.

14.9.1     Arbitration.

(a)           Agreement to Arbitrate. Any dispute, controversy or claim arising out of or relating to this Agreement or any Closing Document, or the breach, termination, validity, enforcement or interpretation thereof, and any question of the arbitral tribunal’s jurisdiction or the existence, scope or validity of this arbitration agreement or the arbitrability of any Dispute shall be finally resolved by binding arbitration administered by the International Chamber of Commerce (the “ICC”) in accordance with its Rules of Arbitration in effect at the time of filing a request for arbitration arising from such Dispute (the “Rules”), except as modified herein.

(b)           Arbitrators. The arbitral tribunal shall be composed of three arbitrators. One arbitrator shall be nominated by the claimant in its request for arbitration. The second arbitrator shall be nominated by the respondent within thirty (30) days of its receipt of the request for arbitration. The two arbitrators so nominated shall nominate the third and presiding arbitrator (the “Presiding Arbitrator”) within thirty (30) days of the date of confirmation by the ICC Court of Arbitration (“ICC Court”) of the second arbitrator. If any Party fails to nominate an arbitrator, or if the two Party-nominated arbitrators fail to nominate the Presiding Arbitrator, within the time periods specified herein, then any such arbitrator shall, upon any Party’s written request, be appointed by the ICC Court in accordance with the Rules.

(c)           Damages. In addition to monetary damages, the arbitral tribunal shall be empowered to award equitable relief, including, but not limited to an injunction and specific performance of any obligation under this Agreement.

(d)           Place of Arbitration. The place of the arbitration shall be New York, New York, USA.

(e)           Exclusive Remedy. The award of the arbitral tribunal (the “Arbitration Award”) shall be final, conclusive and binding upon the parties thereto, and shall be the sole and exclusive remedy between the Parties regarding any Disputes presented to the arbitral tribunal. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over any Party or any of its assets.

14.9.2     Dispute Information. The Parties agree that the matters related to any dispute, including the nature of any Dispute, status or terms of any negotiations, proposed or final settlements, agreements, resolutions, submissions, correspondence, documentary or testimonial evidence, awards or the status of any arbitration or other proceedings, and all statements, reports, projections and other information relating thereto (collectively, “Dispute Information”) are, and shall be maintained as, strictly confidential. Each Party shall ensure that such Dispute Information is not disclosed to the press or to any other third person or entity without the prior consent of the other Party. The Parties shall coordinate with one another on all public statements, whether written or oral and no matter how disseminated, regarding the Dispute Information.

14.9.3     Limited Litigation in Support of Arbitration. A Party may commence litigation or other legal proceedings in a national court to obtain (i) interim injunctive relief in aid of arbitration in accordance with Section 14.9.1 (as applicable), including for the preservation or protection of any confidential Information; and; (ii) the enforcement of any Arbitration Award or the dispute resolution provisions in this Section 14.9. In furtherance of the foregoing, each Party acknowledges and agrees that (x) a Party shall have the right to obtain injunctive relief without bond, but upon notice required under Applicable Law (an “Enjoining Party”) and (y) such injunctive relief shall be in addition to such other relief as may be available to an Enjoining Party or its Affiliates at law or in equity. Any action by either Party described in this Section 14.9.3, shall be brought in a federal court located in the State of New York if such court has jurisdiction and otherwise in a court of the State of New York. The Parties consent to the jurisdiction of such courts and waive any right to have such action transferred from such courts on the grounds of improper venue or inconvenient forum or otherwise by virtue of either Party’s present or future domiciles or for any other reason. Except to the extent prohibited by Applicable Law, the Parties also waive trial by jury in the event of any such action.

14.10        WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY LITIGATION OR OTHER COURT PROCEEDING WITH RESPECT TO ANY MATTER ARISING FROM OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING WITH RESPECT TO ANY LITIGATION OR OTHER COURT PROCEEDING THAT INVOLVES THE DEBT FINANCING SOURCES.

14.11        Incorporation of Exhibits and Schedules. All exhibits and schedules (as amended, modified and supplemented from time to time pursuant to this Agreement) referred to in this Agreement are incorporated herein by such reference and made a part of this Agreement. Any matter disclosed in any schedule to this Agreement shall be deemed to be incorporated in all other schedules to this Agreement.

14.12        Schedules and Updates of Schedules. Notwithstanding anything to the contrary in this Agreement, Seller Parent shall have the right to amend and supplement any schedule, or provide a new schedule, to this Agreement from time to time without Purchaser’s consent to the extent that such schedule needs to be amended, supplemented, or provided to maintain the truth or accuracy of the applicable representation or warranty or the information disclosed therein. If Seller Parent makes any amendment or supplement to the schedules, or provides a new schedule, after the Effective Date (a “Post Due Diligence Disclosure”), then (A) such Post Due Diligence Disclosure shall constitute a failure of a Purchaser Closing Condition if, and only if, the corresponding representation or warranty to which such Post Due Diligence Disclosure relates would be untrue or incorrect in the absence of such Post Due Diligence Disclosure and would result in a material adverse effect on the value of, title to or use or operation of the Real Property, Transferco or the Target Entities following Closing, and (B) if Purchaser proceeds to Closing notwithstanding such Post Due Diligence Disclosure, the corresponding representation or warranty to which such Post Due Diligence Disclosure relates shall be deemed qualified by such Post Due Diligence Disclosure.

14.13        Entire Agreement; Amendments to Agreement. This Agreement sets forth the entire understanding and agreement of the Parties hereto, and shall supersede any other agreements and understandings (written or oral) between Seller Parent and Purchaser on or prior to the date of this Agreement with respect to the Transaction. No amendment or modification to any terms or provisions of this Agreement (other than amendments and supplements to the schedules made by Seller Parent pursuant to Section 6.2), waiver of any covenant, obligation, breach or default under this Agreement or termination of this Agreement or cancellation of this Agreement shall be valid unless in writing and executed and delivered by Seller Parent and Purchaser. Notwithstanding the foregoing, no amendment to Section 7.11, Section 12.2.2, Section 14.4, Section 14.8, Section 14.10 and Section 14.13 that is materially adverse to the Debt Financing Sources shall be effective without the written consent of the Debt Financing Sources that are party to the Debt Commitment Letter unless such consent is deemed to have been given pursuant to paragraph 1 of Exhibit C of the Debt Commitment Letter. The Parties acknowledge and agree that the Earnout Schedule shall not be modified or amended without the prior written consent of Seller Parent and the applicable Affiliate of Purchaser subject to obligations thereunder.

14.14        Facsimile or Electronic Transmission; Counterparts. Seller Parent and Purchaser may deliver executed signature pages to this Agreement by facsimile or electronic transmission to the other Party, including by e-signatures including DocuSign, Adobe Sign or other similar electronic signatures which facsimile or, electronic copy or e-signature shall be deemed to be an original executed signature page. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which counterparts together shall constitute one agreement with the same effect as if the Parties had signed the same signature page.

14.15       Waiver of Special Damages. Notwithstanding anything to the contrary herein, each Party hereby waives its rights to recover from the other Party, and the definition of Losses shall not include, any special, punitive, exemplary, incidental, indirect or consequential damages (except, with respect to punitive damages, solely to the extent such damages have been actually awarded to a third party by a court of competent jurisdiction).

14.16        Survival. All of the provisions of this Article XIV shall survive the Closing.

14.17        Specific Performance.

14.17.1  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, but subject to Section 14.17.2, the Parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Seller Parent, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Purchaser, on the one hand, and Seller Parent, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required.

14.17.2  Notwithstanding anything in this Agreement to the contrary, prior to termination of this Agreement, the Parties hereby agree that Seller Parent shall be entitled to specific performance of Purchaser obligations to consummate the Transaction, and effect the Closing if, and only if, (i) all of the Purchaser Closing Conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived in writing (other than those conditions that by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if specific performance was granted pursuant to this Section 14.17.2), (ii) the Debt Financing has been funded in accordance with the terms of the Debt Commitment Letter or will be funded in accordance with the terms thereof at the Closing and (iii) Seller Parent has irrevocably confirmed by written notice to Purchaser that (x) all Seller Closing Conditions set forth in Sections 8.1 and 8.3 have been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if specific performance was granted pursuant to this Section 14.17.2) or that Seller Parent has irrevocably waived, to the extent permitted by Applicable Law, any unsatisfied Seller Closing Conditions in Sections 8.1 and 8.3 and (y) Seller Parent is ready, willing and able to consummate the Transaction if specific performance is granted. For the avoidance of doubt, nothing in this Section 14.17.2 shall limit Seller Parent’s right to terminate this Agreement and receive payment of any Termination Payment pursuant to Section 12.2.

14.18        Non-Recourse. Except to the extent otherwise set forth in the other documents entered into (or to be entered into) in connection with the Transaction (including, for the avoidance of doubt, the Confidentiality Agreement, the Limited Guarantees, and the Equity Commitment Letters) (the “Transaction Documents”), all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate (including any Purchaser Related Party or Seller Related Party), agent, attorney, representative or assignee of, and any financial advisor to any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (in each case, other than as set forth in the other Transaction Documents), and, to the maximum extent permitted by Applicable Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Applicable Law, except to the extent otherwise set forth in the other Transaction Documents, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

14.19        Seller Guaranty. Seller Guarantor hereby absolutely, irrevocably and unconditionally guarantees to Purchaser the due and punctual payment and discharge by Seller Parent of Seller Parent’s payment obligations under Section 6.3, including without limitation, the Seller Parent’s payment obligations for the Carved Out Matters, if, as and when, and conditioned upon those obligations becoming, due and payable pursuant to the terms of this Agreement. Seller Guarantor acknowledges that Seller Guarantor is an Affiliate of Seller Parent and that Seller Guarantor will derive substantial benefits from the execution of the Agreement by Seller Parent and the transactions contemplated thereby, and that Seller Guarantor’s execution of this Agreement for the limited purposes set forth herein is a material inducement and condition to Purchaser’s execution of the Agreement. The guaranty contemplated by this Section 14.19 is a guaranty of payment and not of collection. Seller Guarantor hereby waives any defense (other than payment by Seller Parent) the effect of which is to exonerate Seller Guarantor’s guaranty obligation hereunder. Seller Guarantor represents and warrants (a) it is a corporation duly formed and validly existing and in good standing under the Applicable Laws of the state of Delaware; (b) it has the full power and authority to enter into, deliver and perform its obligations under this Agreement and that the execution, delivery and performance by Seller Guarantor of this Agreement are within the corporate powers of Seller Guarantor and have been duly authorized by all necessary action on the part of Seller Guarantor; (c) this Agreement has been duly and validly executed and delivered by Seller Guarantor and (assuming the due and valid execution and delivery of this Agreement by the other Parties) constitutes a legal, valid and binding agreement of Seller Guarantor, enforceable against Seller Guarantor in accordance with its terms; and (d) there are no litigations, actions, suits, arbitrations, claims, government investigations or proceedings pending or, Seller Guarantor’s knowledge, threatened against Seller Guarantor that would materially and adversely affect the ability of Seller Guarantor to perform its obligations under this Section 14.19.

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Signatures on following pages]

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed and delivered in its name by a duly authorized officer or representative.

SELLER PARENT:

HI Holdings Playa B.V.

By:	/s/ Monique Bourquin
Name:	Monique Bourquin
Title:	Managing Director B

By:	/s/ Paulus Cornelis Gerhardus van Duuren
Name:	Paulus Cornelis Gerhardus van Duuren
Title:	Managing Director B

SELLER GUARANTOR,

solely for the purposes set forth in Section 14.19:

HYATT CORPORATION

By:	/s/ Margaret C. Egan
Name:	Margaret C. Egan
Title:	Executive Vice President & Secretary

PURCHASER:

TURQUOISE TOPCO LIMITED

a company incorporated in Jersey

By:	/s/ Jeff Singleton
Name:	Jeff Singleton
Title:	Director

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